ARI

R



05050217



# NEW PLAN IS ONE OF THE NATION'S LARGEST

public real estate companies with $3.8 billion in assets. By focusing primarily on owning and managing community and neighborhood shopping centers, we put everyday necessities close to home for a broad cross-section of American consumers. Our nationwide portfolio of 404 properties, including 26 properties held through joint ventures, encompasses approximately 58 million square feet of retail space. We balance this national power with regional and local offices that allow us to better understand and service individual markets, while maintaining constant interaction with tenants on a local level. We are dedicated to enhancing the value in our portfolio through redevelopment, leasing, property management and opportunistic acquisition and disposition strategies. With our national platform and local knowledge, we've opened the door to a world of possibilities.

## FINANCIAL HIGHLIGHTS
### (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

| FOR THE YEARS ENDED DECEMBER 31, | 2004 | 2003 |
|---|---|---|
| TOTAL RENTAL REVENUES[1] | $ 495,537 | $ 470,668 |
| NET INCOME AVAILABLE TO COMMON STOCKHOLDERS | $ 113,266 | $ 108,776 |
| CASH DISTRIBUTIONS PER COMMON SHARE | $ 1.65 | $ 1.65 |

| AT YEAR-END | 2004 | 2003 |
|---|---|---|
| NET REAL ESTATE[2] | $3,559,763 | $3,294,037 |
| CASH AND CASH EQUIVALENTS | $ 7,292 | $ 5,328 |
| TOTAL ASSETS | $3,831,742 | $3,558,596 |
| TOTAL DEBT | $1,996,319 | $1,776,004 |
| MINORITY INTEREST IN CONSOLIDATED PARTNERSHIP AND JOINT VENTURES | $ 30,784 | $ 37,865 |
| TOTAL STOCKHOLDERS' EQUITY | $1,640,161 | $1,586,143 |
| TOTAL MARKET CAPITALIZATION | $5,067,082 | $4,481,531 |
| TOTAL DEBT / TOTAL MARKET CAPITALIZATION | 39.4% | 39.6% |
| TOTAL DEBT / UNDEPRECIATED BOOK VALUE[3] | 46.9% | 45.3% |

(1) Excludes results of discontinued operations.
(2) Excludes real estate held for sale.
(3) Excludes accumulated depreciation on operating and held for sale assets.

# FULLY INTEGRATED STATE-OF-THE-ART TECHNOLOGY

...enabling seamless communication across our organization and the effective integration of newly acquired assets. The following analytical tools help us to recognize trends that affect our business, permitting us to make proactive decisions, and enhance our leasing and redevelopment capabilities.

Peoplesoft Enterprise One: a scalable, real time enterprise system that integrates our accounting, financial and property management functions.

Business Intelligence: an analytical tool that integrates financial reporting with leasing.

Spaceman: interactive software that, on a customized basis, enables users to access and organize linked data, including lease and tenant information, as well as photography, within site plans.



COLUMBUS CENTER COLUMBUS, IN

By optimizing our infrastructure, we have improved our fundamental performance and advanced our

## ASSET
## MANAGEMENT

capabilities at the property level. During 2004, we increased occupancy at our stabilized community and neighborhood shopping centers to 93.4 percent; achieved an approximately 6 percent increase in our leasing productivity over 2003 and grew our rent levels on renewal leases by 7 percent. We have established a strong track record of introducing tenants to new markets and unveiling new store prototypes at our shopping centers.

SUPERIOR MARKETPLACE. SUPERIOR, CO





DENVER

PHILADELPHIA

AUGUSTA

ORLANDO

CHICAGO

LAS VEGAS

DALLAS

MARKET PLACE. PIQUA, OH

COLONIAL MARKETPLACE. ORLANDO, FL



WESTGATE. DUBLIN, GA

SHOPS OF RIVERDALE. RIVERDALE, GA



# TO OUR SHAREHOLDERS

The Year 2004 can be best described as a year of increasing the intrinsic value of our core asset base of well-diversified community and neighborhood shopping centers and fortifying the combination of our national corporate platform and our regional local knowledge. Our efforts encompassed three major initiatives. First, we fostered internal growth through aggressive redevelopment and targeted leasing and property management activities. To date, we have redeveloped or are in the process of redeveloping 27 percent of our shopping centers. We leased 7.3 million square feet of space in 2004, 6 percent more footage than in 2003, and capitalized on our regional leasing and management structure. Second, we executed on the underwriting advantage embedded in our national reach and utilized a combination of both public and private capital sources to complete $435 million of acquisitions. Third, we continued to divest select non-core and non-strategic properties, generating $62 million through such dispositions. As a result of these efforts, we have significantly improved our asset quality from physical, demographic and tenancy standpoints, while achieving recognition as an opportunistic allocator of capital. While refining the portfolio and improving performance, we maintained our commitment to a conservative financial philosophy, exceptional management and corporate governance, and, most importantly, our long-range approach targeting steady growth and increasing portfolio value.

Our geographic footprint is far-reaching with our shopping centers located in over 150 metropolitan markets spanning 34 states. Although this degree of geographic diversification reduces risk and provides for national and regional synergies, it presents leasing and management challenges. As such, we continue to perfect and grow our operating platform comprised of six regional offices and 12 local offices. Our local presence enables us to understand and act upon retail trends, proactively capitalizing on redevelopment opportunities. Such activity drives traffic and cash flows, while eliminating functional obsolescence, thereby improving the overall quality and residual value of our assets. During 2004, we completed $87 million of redevelopment activities and our redevelopment program is gaining momentum with $145 million of projects in our pipeline. Our activities run the gamut from projects like Western Village in Cincinnati where we are transforming a challenged property into a contemporary, well-merchandised shopping center, to those such as Metro 580 in Northern California where we took an already strong asset and made it even stronger.

Redevelopment also played a critical role in recycling space vacated due to earlier bankruptcy filings by Kmart and Ames. For example, at Tinley Park Plaza in a suburb of Chicago, we altered the physical plant of a former Builders Square/Kmart store and remerchandised it with one of the first Staples in the market, Petland, Dollar Tree and The Tile Shop, while also creating an outparcel tenanted by Caribou Coffee and EB Games. At Cave Spring Corners in Roanoke, Virginia, we are constructing a new 58,000 square foot Kroger and 3,300 square feet of small shop space in a former Ames location.

Adapting the skill set mastered through redevelopment and leveraging our established tenant relationships, we are making the natural progression into development activities. Currently, we have two ground-up development projects underway, both with high-quality anchor tenant leases in place and all permits and approvals necessary to commence development obtained. Going forward, we will continue to seek incremental tenant-driven development opportunities.

The highly competitive market for our property type continued through 2004. Notwithstanding, we took advantage of our national sourcing capabilities and increased access to alternate capital channels, including joint ventures, to consummate a healthy volume of acquisitions during the year. Our geographic breadth and regional operating system not only broaden the opportunity set from which we can identify acquisitions, but also enable us to efficiently underwrite and integrate new assets. With these capabilities, we expanded our position in 12 different states across all six of our regions in 2004. Our increased utilization of strategic joint ventures further enhances our growth potential, facilitating the acquisition of high-quality, institutional-grade community and neighborhood shopping centers and properties where we can create value through redevelopment. By employing our existing infrastructure with a smaller equity requirement, we minimize risk and maximize returns on investment, while simultaneously offering our tenants incremental options for store locations. In 2004, we acquired 18 shopping centers, the outstanding 50 percent interests in two shopping centers that we did not already own and two land parcels through both direct and co-investments aggregating $435 million. These investments added over three million square feet to our portfolio.

The unprecedented demand for retail properties also enabled us to further rationalize our portfolio through the disposition of non-core and non-strategic properties. Over the year, we generated $62 million through such dispositions, including capital transactions with our joint venture partners. The combination of this culling and the selective acquisitions accomplished during 2004 has led to significant

increases in the quality and inherent value of our portfolio. As a consequence of our investment criteria, newly acquired properties are generally located in high barrier-to-entry markets and densely populated locations, while properties sold typically do not have these characteristics. The extent of our portfolio upgrade is apparent when comparing the demographics of the properties acquired since we commenced our capital recycling program in 2000 versus those sold. The average population density of 182,194 within a five-mile radius of properties acquired since 2000 is more than double that of properties sold during this period, while the average household income for properties acquired since 2000 is approximately 20 percent greater than that of properties sold during this period.

PORTFOLIO REVIEW: The value of our operating structure is demonstrated by our ability to successfully lease and manage the 384 community and neighborhood shopping centers, including 26 properties held through joint ventures, and 20 related retail real estate assets owned on December 31, 2004. This portfolio encompasses approximately 58 million square feet of gross leasable area (GLA). During the year, we created innovative retail solutions for our tenants, driving healthy occupancy gains and strong leasing productivity. Our stabilized community and neighborhood shopping centers, including our pro rata share of joint venture projects, were 93.4 percent leased at year-end, an increase from 91.7 percent at the end of 2003. We executed 1,449 new and renewal leases for an aggregate of approximately 7.3 million square feet and dramatically enriched the overall caliber and credit quality of our tenant base, while maintaining its diversification. On average, over the next five years, 11 percent of our GLA expires each year, providing a balance of stable and predictable revenue streams and the opportunity to achieve rental uplifts and tailor our tenancy.

BALANCE SHEET: Commitment to a conservative financial structure and disciplined capital planning is a cornerstone of our strategy. During 2004, a robust capital markets environment enabled us to utilize a variety of channels on advantageous terms. In February, we issued $150 million of unsecured, 7-year fixed rate notes with an effective interest rate of 4.6 percent. In June, we amended our $350 million unsecured revolving credit facility and our secured term loan facility, extending the maturity dates and reducing spreads on both and increasing the loan amount on the secured term loan to $150 million. In August, we raised $50 million through a public offering of our common shares. We concluded 2004 with approximately $2.0 billion of total debt outstanding at an overall average interest rate of 5.6 percent and a weighted average maturity of 6.5 years. Our total debt to undepreciated book value was 47 percent, our fixed charge coverage was 2.3 times and 71 percent of our net operating income is unencumbered. We approach 2005 with flexibility derived from moderate leverage, well-laddered maturities and solid coverage.

MOVING AHEAD: With our repositioning approaching completion, our strategy is sharply focused on community and neighborhood shopping centers. We have a national, well-diversified portfolio in a stable asset class supported by an improving operating platform. We have the local market knowledge that enables us to recognize and implement value-creating redevelopment projects and to source and integrate opportunistic acquisitions. We have financial flexibility. Most importantly, we have a team of resourceful and dedicated associates and supportive tenants and stakeholders. As we move into 2005, our philosophy is simple and straightforward: we will leverage our strengths and manage our risks by focusing on what we do best – creating enterprise value and long-term growth. The door is open to a world of possibilities.

Sincerely,

Glenn J. Rufrano
Chief Executive Officer
February 24, 2005



2005, as I write this message, is a year of promise.

We started the year in our new corporate office, which we expect will improve our efficiency and provide our associates with a better and more pleasant workplace.

Our property portfolio is responding to our regional operating structure and state-of-the-art technology, resulting in a higher occupancy rate than in 2003.

Our joint ventures are working well and allow us to make acquisitions at a time of unusually high property prices.

We are demonstrating our versatility by not only rebuilding and reconfiguring numerous properties, but even developing some from scratch.

This ability to operate profitably in multiple aspects of real estate ownership, and in every type of economic climate, gives me great confidence in the future.

I look forward to a year of progress.

Sincerely,

William Newman
Chairman of the Board
February 24, 2005

A KEY
COMPONENT
OF OUR
STRATEGY IS DISCIPLINED DIVERSIFICATION WHICH, WHEN COMBINED WITH OPERATING EXPERTISE, REDUCES RISK AND PROMOTES LONG-TERM GROWTH. AS A RESULT, WE ADHERE TO THE FOLLOWING DIVERSIFICATION CRITERIA:



## RETAIL FORMAT

Our properties are a healthy balance of neighborhood shopping centers that provide convenience shopping in our consumers' backyards and community shopping centers which offer a wider range of general merchandise. In addition, we maintain a mix of grocery-anchored and non-grocery anchored shopping centers, with the majority of our grocers highly productive, market-leaders.

## GEOGRAPHY

With our shopping centers strategically located in more than 150 metropolitan areas spanning 34 states, we operate across major population centers and in diverse economic stratas throughout the country, providing protection from local and regional economic fluctuations. The majority of our properties are in markets defined by strong income bases and increasing density, with more than half of our gross leasable area situated in market areas with populations greater than one million.

## TENANCY

Our tenant base is composed of more than 4,000 different national, regional and local tenants with strong overall credit whose brand recognition and loyal customer bases, combined with our convenient locations, drive consistent traffic to our community and neighborhood shopping centers. Our largest tenant, The Kroger Co., comprises only 3.9 percent of our annual base rent and our ten largest tenants, primarily consisting of grocers and general merchandise discount chains, account for only 19.4 percent of our annual base rent. Long-term anchor leases provide safer and more predictable revenue streams, while short-term smaller store leases give us the flexibility to respond to changes in consumer tastes.



ROSE PAVILION.
PLEASANTON, CA

ELKHART PLAZA WEST.
ELKHART, IN

MONROE SHOPRITE PLAZA.
MONROE, NY

LITTLE ROCK

DETROIT

WINDVALE.
THE WOODLANDS, TX

PANAMA CITY SQUARE.
PANAMA CITY, FL

CHAPMAN SQUARE.
KNOXVILLE, TN

ITHACA

GRAND RAPIDS

⊕ PROPERTIES
★ CORPORATE OFFICE
○ REGIONAL OFFICE
△ LOCAL OFFICE

HOUSTON

OUR
NATIONAL PLATFORM
not only provides diversification,
it broadens the geographic
scope for sourcing acquisitions
and facilitates synergies with
national and regional tenants.

Our National Platform gives us
capabilities well beyond our
current needs. WE'VE NEVER
BEEN BETTER PREPARED FOR
THE FUTURE.

MINNEAPOLIS

AUSTIN



We've built an extensive network of six regional offices and 12 local offices that are strategically located throughout the country and connect our expansive portfolio. Our regional operating system provides superior access to local markets, enabling us to tailor our tenants to the specific needs of the surrounding communities. This unique level of LOCAL KNOWLEDGE not only gives New Plan the advantage of localized leasing and property management, but also strengthens our redevelopment capabilities and ability to efficiently source and integrate acquisitions.

DES MOINES

INDIANAPOLIS

OUR REGIONAL
OPERATING SYSTEM
IS SUPPORTED BY

ALBUQUERQUE

MIDDLETOWN

LOUISVILLE

HOLYOKE

BRICK

# MAJOR RE-TENANTING EFFORTS

in 2004 have been effective at improving the value and quality of our portfolio by recycling vacant or underutilized space with highly productive tenants.

CHARLESTON



## REGENCY PARK,
## JACKSONVILLE, FL

In September 2004, Regency Park welcomed American Signature Home, a new 47,200 square foot home furnishings, accessory and interior design store. The first in the Jacksonville market, it productively recycled a former Service Merchandise store.

HOUSTON



## HAMPTON VILLAGE CENTRE,
## ROCHESTER HILLS, MI

Best Buy opened its doors to a new 45,000 square foot store in October 2004, replacing a former Farmer Jack grocer.

TOLEDO

## FASHION CORNER,
## SAGINAW, MI

With the opening of a 32,000 square foot Dunham's Sports store in a former Kids R Us space, this retailer made its debut with a new storefront façade, emphasizing both outdoor sports, as well as team sport apparel. The full-line sporting goods chain was ready for business in March 2004.

NASHVILLE



ATLANTA



## GALLERIA COMMONS,
## HENDERSON, NV

At Galleria Commons, we re-tenanted a vacated House 2 Home with an 85,000 square foot Burlington Coat Factory. Its grand opening was celebrated in March 2004.

MILWAUKEE



BRENTWOOD PLAZA, CINCINNATI, OH

# OUR REDEVELOPMENT

program is a critical force in increasing the value and improving the quality of our assets and also provides a key source of internal growth. By taking advantage of changing consumer tastes, expiring leases, bankruptcies and underutilized property, we improve the tenant mix and curb appeal of our shopping centers. We eliminate functional obsolescence and drive current and future property performance. These efforts include a variety of value-enhancing initiatives related to grocers or other big box retailers. Properties we select for redevelopment have sound fundamentals, yet require a capital investment and/or tenant repositioning to maximize their value.

During 2004, we completed 30 redevelopment projects totaling $87 million and currently have 38 projects aggregating $145 million in our pipeline. We expect to continue to expand our program and create value not only with our existing assets, but also with properties that we acquire with the expectation of redevelopment.

TODAY,
WE BELIEVE
THAT THE
HIGHEST
RETURN
ON OUR
CORPORATE
CAPITAL
IS TO INVEST
IN OUR OWN
ASSETS.

BRENTWOOD PLAZA.
CINCINNATI, OH



BEFORE





Our efforts at Brentwood Plaza commenced over three years ago when we joined forces with the local municipality to produce a comprehensive set of design standards for developers and property owners in the area. The redevelopment of Brentwood Plaza was the first major project to adhere to these new guidelines. By November 2004, we built a state-of-the-art Kroger in a former Zayres location and added an array of new and exciting tenants at a total cost of $6.9 million. Rounding out the project was an upgrade to the overall physical appearance of the shopping center. As a result, we have increased occupancy at Brentwood Plaza to almost 100 percent today from 59 percent on December 31, 2003.

AFTER





GRAND OPENING



SOUTHGATE.
NEW PORT RICHEY, FL

BEFORE

LANCASTER

TULSA

RANDALLSTOWN



AFTER

Time was of the essence in the redevelopment of this property. Publix needed a modern new store and the only way to accommodate it was to demolish their existing out-of-date store. Construction time was minimized to 114 days by using a 24-hour workforce, establishing a new record for the fastest Publix store ever built. The total cost of the project, including a facade renovation and the addition of 7,094 square feet of small shop space, was $6.8 million.

NORMAL CONSTRUCTION TIME IS APPROXIMATELY 205 DAYS.

RENO

NORTH KINGSTOWN

CHATTANOOGA

AFTER

1



BEFORE

BETHEL PARK.
BETHEL PARK, PA



AFTER

Bethel Park has a one-of-a-kind location in a dense, upper middle class market of Pittsburgh and the vacant Ames space at the shopping center provided a rarely available opportunity. Wal-Mart realized the uniqueness of this site and agreed to commit to the shopping center despite being unable to merchandise with grocery offerings because of an existing Giant Eagle anchor. By working together with Wal-Mart and several existing tenants to accommodate necessary site changes, we repositioned and expanded the former Ames space for a non-prototypical 98,462 square foot Wal-Mart. Additional shopping center modifications were accomplished to accommodate increased traffic flows and the project was completed in July 2004 for a total cost of $1.3 million.

METRO 580.
PLEASANTON, CA

Although fully leased with credit tenants, Metro 580 was not functioning to its full potential. By executing a strategy which involved tenant buyouts and terminations, including a closed Staples, we reconfigured the shopping center to accommodate Kohl's and Sport Chalet, desirable anchor tenants that were new to the marketplace. The entire shopping center was also renovated during the redevelopment process, which was completed in September 2004 for a total cost of $4.6 million.



BEFORE



AFTER



AFTER



BEFORE

## THE MALL AT 163RD STREET,
## MIAMI, FL

As the first enclosed regional mall in South Florida, The Mall at 163rd Street was the heart of the northeast Miami retail area before declining during the 1990's. With very high barriers-to-entry and tremendous density, we recognized that this was an extremely valuable real estate opportunity and implemented a redevelopment similar to our project completed at Clearwater Mall in Clearwater, Florida in 2003. We are now well underway reconfiguring the property into a community shopping center anchored by a 226,000 square foot Wal-Mart Supercenter, The Home Depot and Marshalls. The expected net total cost of the project is $26 million, with a grand opening scheduled for late 2005.

RENDERING



FUTURE HOME OF
WAL-MART SUPERCENTER

BEFORE



IN PROCESS



## WESTERN VILLAGE,
## CINCINNATI, OH

Originally built in 1960 with a configuration that lacked tenant visibility, this shopping center had become functionally obsolete for the current demands of the market. As a result, we demolished the shopping center and are rebuilding it from the ground up with a modern layout better suited for today's retailers. With all but 10,000 square feet pre-leased, the completed project will include a 76,000 square foot Kroger, as well as 30,000 square feet of high profile, small shop retail space. The project is expected to be finished in June 2005 at a total cost of $5.8 million.

RENDERING



ROME

NANUET

BOULDER

BIRMINGHAM

TAMPA

SCRANTON



ANNEX OF ARLINGTON, ARLINGTON HEIGHTS, IL

WE ADDED
OVER 3 MILLION
SQUARE FEET

to our portfolio in 2004 by utilizing a combination of

our own equity and that of our joint venture partners

for a total investment of $435 million. These

ACQUISITIONS

provide insight into our ability to identify and

integrate assets, while using a variety of capital

sources to maximize our return on investment

and minimize risk.

When analyzing acquisition opportunities, we look

for a strong blend of location, tenant credit and

growth potential. Properties that meet these criteria

but lack optimal tenancy and/or quality can be

absorbed into our redevelopment program to

maximize their value.

WHEN WE INVEST IN PROPERTIES IN OUR EXISTING FOOTPRINT, WE CAN EASILY INTEGRATE THE ACQUISITIONS AND GARNER OPERATING EFFICIENCIES.



**ELK GROVE TOWN CENTER**
**ELK GROVE VILLAGE, IL**

In January 2004, we increased our position in the Chicago metropolitan market by acquiring this 131,849 square foot shopping center for $21 million. The shopping center is anchored by Dominick's, a division of Safeway Inc. and the second leading grocer in the market, and Walgreens.

THE ACQUISITIONS OF ELK GROVE TOWN CENTER AND ANNEX OF ARLINGTON INCREASED OUR POSITION IN THE CHICAGO METROPOLITAN MARKET TO SIX PROPERTIES TOTALING 1.3 MILLION SQUARE FEET OF RETAIL SPACE. THESE PROPERTIES ARE EFFICIENTLY MANAGED BY OUR EXISTING LOCAL CHICAGO OFFICE.





**ANNEX OF ARLINGTON**
**ARLINGTON HEIGHTS, IL**

We acquired this 197,328 square foot shopping center located in a northwest suburb of Chicago in August 2004 for $27 million. Anchored by Barnes & Noble, PETsMART, The Sports Authority and Trader Joe's, it serves an affluent suburb with above average household incomes and population density. Annex of Arlington is located 11 miles from Elk Grove Town Center.



## THE SHOPPES AT SOUTHSIDE,
### JACKSONVILLE, FL

The Shoppes at Southside is a brand-new 109,113 square foot neighborhood shopping center anchored by Best Buy, David's Bridal and The Sports Authority. This property was acquired in December 2004 for $25 million.



WITH THE ACQUISITIONS OF RIVERPLACE SHOPPING CENTER AND THE SHOPPES AT SOUTHSIDE WE HAVE DOUBLED OUR PRESENCE IN THE JACKSONVILLE METROPOLITAN AREA SINCE 2003.

## RIVERPLACE SHOPPING CENTER,
### JACKSONVILLE, FL

This community shopping center was acquired as part of our joint venture with JPMorgan Fleming Asset Management (JPMorgan Joint Venture) in October 2004 for $34 million. Ideally located in the prosperous Mandarin section of Jacksonville, Riverplace Shopping Center totals 257,912 square feet and is home to Bealls, Sears, Stein Mart and T.J. Maxx.

DURHAM

ROANOKE

COLUMBUS

JACKSON

CINCINNATI

CHEYENNE

1

WINSTON-SALEM

JACKSONVILLE



VILLAGE SHOPPES OF EAST CHEROKEE.
WOODSTOCK, GA

The Village Shoppes of East Cherokee is another example of the type of institutional-quality assets that we are adding to our JPMorgan Joint Venture. This 128,667 square foot shopping center is located northwest of Atlanta in an up-and-coming market with above average household incomes. Its anchor, Publix, opened in October 2003 and is the top grocer in the market. The property was acquired in May 2004 for $24 million.

CLEVELAND

THE ACQUISITIONS OF CONYERS CROSSROADS, VILLAGE SHOPPES OF EAST CHEROKEE AND VILLAGE SHOPPES OF FLOWERY BRANCH COMPLEMENT OUR ESTABLISHED POSITION IN THE ATLANTA AREA, WHERE WE NOW OWN AND OPERATE 17 SHOPPING CENTERS AGGREGATING 2.7 MILLION SQUARE FEET. ATLANTA IS ALSO HOME TO OUR SOUTHEAST REGIONAL OFFICE, FACILITATING THESE ACQUISITIONS.

DAYTON

KNOXVILLE



LOS ANGELES

VILLAGE SHOPPES OF FLOWERY BRANCH.
FLOWERY BRANCH, GA

In July 2004, we again co-invested with our JPMorgan Joint Venture to purchase Village Shoppes of Flowery Branch for $14 million. Anchored by a highly productive Publix grocer, this 92,985 square foot neighborhood shopping center serves the fast growing northeastern suburbs of Atlanta.



CONYERS CROSSROADS
CONYERS, GA

Located in a prominent Atlanta suburb, Conyers Crossroads was the second property acquired by our JPMorgan Joint Venture. The community shopping center, which totals 333,250 square feet and is anchored by Carmike Cinemas, Circuit City, Kohl's, Michaels, Old Navy and Staples was purchased in March 2004 for $41 million.

FLORENCE SQUARE
FLORENCE, KY

Florence Square, a 361,251 square foot community shopping center is located across the street from our Florence Plaza shopping center and within 15 miles of three of our other shopping centers. Although across the state line, Florence is actually in the Cincinnati market where our total GLA is approaching 1.6 million square feet. The property was acquired in March 2004 for $39 million and is anchored by a diverse collection of tenants including HomeGoods, Kroger, Old Navy, Staples and T.J. Maxx.

RICHMOND

NEW ORLEANS

LONG ISLAND

GREENSBORO

LANSING

MIAMI



ARAPAHOE CROSSINGS. AURORA, CO

# DIRECTORS, OFFICERS AND KEY EMPLOYEES

## BOARD OF DIRECTORS

WILLIAM NEWMAN, AGE 78
Chairman of the Board

RAYMOND H. BOTTORF, [1,4] AGE 63
Managing Partner, Global Real Estate Partners, LLC

IRWIN ENGELMAN, [1,3] AGE 70
Consultant

NORMAN GOLD, [4] AGE 74
Of Counsel, Wildman, Harrold, Allen & Dixon, LLP

MATTHEW GOLDSTEIN, [2] AGE 63
Chancellor, The City University of New York

NINA B. MATIS, [2,3] AGE 57
Executive Vice President and General Counsel,
iStar Financial Inc.

H. CARL MCCALL, [1,4,5] AGE 69
Principal, Convent Capital LLC

MELVIN D. NEWMAN, AGE 63
Private Investor

GEORGE PUSKAR, [1,3] AGE 61
Chairman, Solutions Manufacturing, Inc.

GLENN J. RUFRANO, AGE 55
Chief Executive Officer

GREGORY A. WHITE, [2,4] AGE 49
Partner, Prima Capital Advisors

(1) Audit Committee
(2) Executive Compensation and Stock Option Committee
(3) Nominating Committee
(4) Corporate Governance Committee
(5) Lead Director

## EXECUTIVE OFFICERS

WILLIAM NEWMAN, AGE 78
Chairman of the Board

GLENN J. RUFRANO, AGE 55
Chief Executive Officer

DEAN R. BERNSTEIN, AGE 47
Executive Vice President, Acquisitions / Dispositions

LEONARD I. BRUMBERG, AGE 61
Executive Vice President, Portfolio Management

MICHAEL A. CARROLL
Executive Vice President, Real Estate Operations

JOHN B. ROCHE, AGE 47
Executive Vice President and Chief Financial Officer

STEVEN F. SIEGEL, AGE 45
Executive Vice President, General Counsel and Secretary

## OTHER OFFICERS AND KEY EMPLOYEES

MIKE AXELRAD
Senior Vice President, Director of Joint Ventures

RICHARD E. BREMER
Senior Vice President, Northeast Region

MICHAEL I. BROWN
Senior Vice President, Treasurer

CHARLES BURKERT
Senior Vice President, Director of Construction

CAROLYN A. CARTER
Senior Vice President, Human Resources and Administration

CHARLES A. CARVER
Senior Vice President, Florida Region

JOEL F. CRYSTAL
Senior Counsel and Assistant Secretary

PETER E. DONOHUE
Associate General Counsel

STEVEN KAUFMAN
Senior Vice President, Director of Leasing

GREG LEVINE
Vice President, Director of Redevelopment

ROBERT K. LIEBERMAN
Senior Vice President, Chief Information Officer

STACY LIPSCHITZ-SLATER
Senior Vice President, Corporate Communications

THOMAS W. LITZLER
Senior Vice President, Midwest Region

DOUGLAS R. MILLER
Director, Lease Administration

THOMAS L. MULKEY
Senior Vice President, Major Projects

RICHARD OLIVERI
Vice President, Controller

CHARLES T. SPEAR
Senior Vice President, Southwest Region

STEVEN SPLAIN
Vice President, Chief Accounting Officer

ALAN SUPPLE
Vice President, Acquisitions / Dispositions

JOHN A. WATERS
Senior Vice President, Western Region

J. MARK WORLEY
Senior Vice President, Southeast Region

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 1-12244

# NEW PLAN EXCEL REALTY TRUST, INC.
(Exact Name of Registrant as Specified in Its Charter)

| | |
|---|---|
| **Maryland** | **33-0160389** |
| (State of Incorporation) | (I.R.S. Employer Identification No.) |
| **420 Lexington Avenue** | |
| **New York, NY 10170** | **(212) 869-3000** |
| (Address of Principal Executive Offices) | (Registrant's Telephone Number) |

Securities registered pursuant to Section 12(b) of the Act:

| | |
|---|---|
| Common Stock, $0.01 par value per share | New York Stock Exchange |
| Series E Cumulative Redeemable Preferred Stock | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.   YES ☒   NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).   YES ☒   NO ☐

The aggregate market value of the Registrant's shares of common stock held by non-affiliates was approximately $2,272,733,061 as of June 30, 2004 based on the closing price of $23.36 on the NYSE on that date.

As of March 1, 2005, the number of shares of common stock of the Registrant outstanding was 103,008,605.

Documents incorporated by reference: Portions of the Proxy Statement for the 2005 Annual Meeting of Stockholders of the Registrant to be filed subsequently with the SEC are incorporated by reference into Part III of this report.

# TABLE OF CONTENTS

## PART I

### Forward-Looking Statements

This Annual Report on Form 10-K, together with other statements and information publicly disseminated by New Plan Excel Realty Trust, Inc. ("we" or the "Company"), contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

- national or local economic, business, real estate and other market conditions, including the ability of the general economy to recover timely from economic downturns

- the competitive environment in which we operate

- property ownership and management risks

- financial risks, such as the inability to obtain debt or equity financing on favorable terms

- possible future downgrades in our credit rating

- the level and volatility of interest rates and changes in the capitalization rates with respect to the acquisition and disposition of properties

- financial stability of tenants, including the ability of tenants to pay rent, the decision of tenants to close stores and the effect of bankruptcy laws

- the ability to maintain our status as a REIT for federal income tax purposes

- governmental approvals, actions and initiatives

- environmental/safety requirements and costs

- risks of real estate acquisition and development, including the failure pending developments and redevelopments to be completed on time and within budget and the failure of newly acquired or developed properties to perform as expected

- risks of disposition strategies, including the failure to complete sales on a timely basis and the failure to reinvest sale proceeds in a manner that generates favorable returns

- risks of joint venture activities

- other risks identified in this Annual Report on Form 10-K and, from time to time, in other reports we file with the Securities and Exchange Commission (the "SEC") or in other documents that we publicly disseminate.

We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

### Item 1. *Business*

### General

We are one of the nation's largest owners and managers of community and neighborhood shopping centers. As of December 31, 2004, we owned 404 properties, including 26 properties held through joint

ventures, in 35 states. Our properties include 384 community and neighborhood shopping centers with approximately 56 million square feet of gross leasable area and 20 other related retail assets with approximately 1.8 million square feet of gross leasable area. The occupancy rate of our total portfolio (both including and excluding our pro rata share of joint venture properties) was approximately 92% as of December 31, 2004.

We are a self-administered and self-managed equity real estate investment trust, which we refer to as a REIT, that was formed in 1972 and is incorporated in Maryland. We maintain our principal executive offices at 420 Lexington Avenue, New York, New York 10170, where our telephone number is (212) 869-3000.

## Focused Product Strategy

Our strategy is to own and manage a quality portfolio of commercial retail properties, primarily community and neighborhood shopping centers, which will provide increasing cash flow while protecting investor capital and providing potential for capital appreciation. We seek to implement this strategy by:

- aggressively managing, and where appropriate, redeveloping and upgrading our properties,

- making selective acquisitions of well-located community and neighborhood shopping centers, either on an individual basis, in portfolio or corporate transactions or through joint venture arrangements,

- effecting non-strategic asset dispositions and recycling the capital created by those transactions, and

- continuing to maintain a strong and flexible financial position to facilitate growth.

By focusing our portfolio primarily on community and neighborhood shopping centers with anchors and other tenants providing "everyday necessities," we believe that our risk from changing shopping patterns due to economic cycles is minimized.

## Aggressive Management

We aggressively manage our properties, with an emphasis on maintaining high occupancy rates and a strong base of nationally and regionally recognized anchor tenants. We regularly monitor the physical condition of our retail properties and the financial condition of our retail tenants. We continually seek opportunities for tenant expansion, renovations and refurbishing to preserve and increase the value of our properties. In connection with these efforts, we have six regional offices and 12 satellite field offices throughout the country, each of which is responsible for managing the leasing, property management and maintenance of properties in its area, and we are currently improving the general appearance of certain of our properties by upgrading existing facades and roofs, updating signage, resurfacing parking lots and improving parking lot and exterior building lighting. In addition, we remain focused on enhancing our property management skills and our internal capabilities, systems and infrastructure.

We seek to increase the cash flow and portfolio value of our existing properties primarily through contractual rent increases during the lease term, re-letting of existing space at increased rents, expansion and redevelopment of existing properties and the minimization of overhead and operating costs. During 2004, we completed 30 redevelopment projects, the aggregate cost of which (including costs incurred in prior years on these projects) was approximately $87.4 million. Our current redevelopment pipeline is comprised of an additional 32 redevelopment projects, the aggregate cost of which (including costs incurred in prior years on these projects) is expected to be approximately $128.5 million. We also have two new development projects underway, the aggregate cost of which

(including costs incurred in prior years on these projects) is expected to be approximately $21.1 million. In addition, we have three outparcel development projects underway, the aggregate cost of which (including costs incurred in prior years on these projects) is expected to be approximately $3.5 million.

We also redevelop properties held in our joint ventures and our current pipeline for such properties is comprised of three redevelopment projects, the aggregate cost of which (including costs incurred in prior years) is expected to be approximately $12.5 million.

## Acquisition of Properties

We intend to focus on retail properties, primarily community and neighborhood shopping centers that generate stable cash flows and present the opportunity for value appreciation. We may seek to expand our portfolio by making selective, opportunistic acquisitions of individual properties and portfolios of well-located community and neighborhood shopping centers and other retail properties.

During 2004, we expanded our portfolio by opportunistically acquiring (1) eleven individual shopping center properties, (2) the remaining 50% interests in two shopping centers in which we owned the other 50% interests and (3) one land parcel. The acquisitions were completed in separate transactions during 2004 for an aggregate purchase price of approximately $274.7 million. The acquired properties were located within our existing regional concentrations.

We also derive additional growth capital for acquisitions through strategic joint ventures with institutional investors. During 2004, we, together with our joint venture partners, acquired seven individual properties and one land parcel for an aggregate purchase price of approximately $159.8 million.

## Disposition of Properties

We generally hold our properties for investment and the production of rental income and not for sale to customers or other buyers in the ordinary course of our business. However, we continually analyze each asset in our portfolio and identify those properties that can be sold or exchanged for optimal sales prices or exchange values, given prevailing market conditions and the particular characteristics of each property. Through this strategy, we seek to continually update our core property portfolio by disposing of properties that have limited growth potential or are not a strategic fit within our overall portfolio and redeploying such capital into newer properties or properties where our aggressive management techniques may maximize property values. We may engage from time to time in like-kind property exchanges, which allow us to dispose of properties and redeploy proceeds in a tax efficient manner.

During 2004, we generated proceeds of approximately $57.9 million, including approximately $8.5 million represented by a purchase money note, through the disposition of five shopping centers, seven single tenant properties, five miscellaneous properties and the transfer of 90 percent of our ownership interest in a neighborhood shopping center to a joint venture partner. We also generated approximately $4.3 million through the disposition of two properties held through joint ventures. The combined proceeds from these transactions were used to pay down outstanding debt.

## Financing Strategy

We intend to finance future acquisitions with the most advantageous sources of capital available to us at the time, which may include the sale of common stock, preferred stock or debt securities through public offerings or private placements, the incurrence of additional indebtedness through secured or unsecured borrowings, and the reinvestment of proceeds from the disposition of properties or joint venture interests. We also may enter into additional joint ventures with institutions to acquire large

properties or portfolios, reducing the amount of capital required by us to make such investments. Our financing strategy is to maintain a strong and flexible financial position by:

- maintaining a prudent level of leverage in order to maintain current credit ratings,

- maintaining a large pool of unencumbered properties, and

- managing our exposure to interest rate risk from our floating rate debt.

## Recent Developments

*Issuance of 4.50% Senior Unsecured Notes*

On February 6, 2004, we completed a public offering of $150.0 million aggregate principal amount of unsecured, 7-year fixed rate notes with a coupon of 4.50% (the "2004 Debt Offering"). The notes are due February 1, 2011. The notes were priced at 99.409% of par value to yield 4.60%. Net proceeds from the offering were used to repay a portion of the borrowings outstanding under our then existing revolving credit facility. On January 30, 2004, concurrent with the pricing of the offering, we entered into three reverse arrears swap agreements, in notional amounts of $50.0 million, $35.0 million and $15.0 million, that effectively converted the interest rate on $100.0 million of the notes from a fixed rate to a blended floating rate of 39 basis points over the six-month LIBOR rate. On May 19, 2004, the Company settled the $35.0 million reverse arrears swap agreement for an aggregate payment of approximately $1.5 million. The remaining swaps will terminate on February 1, 2011.

*Revolving Credit Facility*

On June 29, 2004, we amended our existing $350.0 million unsecured revolving credit facility (the "Revolving Facility"). The Revolving Facility matures on June 29, 2007, with a one-year extension option. As of December 31, 2004, the Revolving Facility bore interest at LIBOR plus 65 basis points, based on our then current debt rating. In addition, we incur an annual facility fee of 20 basis points on this facility. As of December 31, 2004, $296.0 million was outstanding under the Revolving Facility.

*Secured Term Loan*

On June 29, 2004, we also amended our existing $100.0 million secured term loan facility, increasing the loan amount to $150.0 million (the "Secured Term Loan"). The Secured Term Loan matures on June 29, 2007. As of December 31, 2004, the Secured Term Loan bore interest at LIBOR plus 85 basis points, based on our then current debt rating. As of December 31, 2004, $150.0 million was outstanding under the Secured Term Loan.

*Issuance of Public Equity*

On August 23, 2004, we completed a public offering of 2,000,000 common shares (the "Common Stock Offering"). The net proceeds to us from the offering were approximately $50.0 million and were used to repay a portion of the borrowings outstanding under the Revolving Facility.

*Issuance of 5.30% Senior Unsecured Notes*

On January 13, 2005, we completed a public offering of $100.0 million aggregate principal amount of unsecured, 10-year fixed rate notes with a coupon of 5.30% (the "2005 Debt Offering"). The notes are due on January 15, 2015. The notes were priced at 99.930% of par value to yield 5.309%. Net proceeds from the offering were used to repay a portion of the borrowings outstanding under the Revolving Facility. Concurrent with the pricing of the $100.0 million aggregate principal amount of unsecured notes, we settled four of our seven 10-year forward starting interest rate swap agreements

6

with an aggregate of approximately $100.0 million in notional amount for an aggregate cost of approximately $2.5 million.

*New Medium-Term Notes Program*

On January 19, 2005, we established, under our existing shelf registration statement, a new medium-term notes program with Banc of America Securities LLC, BNY Capital Markets, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as agents, pursuant to which we may issue and sell, from time to time, up to $400.0 million aggregate principal amount of debt securities entitled Medium-Term Notes Due Nine Months or More from Date of Issue. This program replaced the existing medium-term notes program that we previously had in place. We have not yet issued any medium-term notes under the new program.

*Winn-Dixie Stores Bankruptcy*

On February 21, 2005, Winn-Dixie Stores filed for bankruptcy protection under Chapter 11 of the federal bankruptcy laws. Prior to the bankruptcy filing, Winn-Dixie Stores leased space at 22 of our shopping centers. Winn-Dixie Stores has since rejected the leases at two of these locations. The store locations represented by these two leases aggregate approximately 91,000 square feet of gross leasable area and represent approximately $0.7 million of annual base rent. The 20 non-rejected leases include one lease location that was previously assigned to a third party.

The remaining 19 locations, which include four leases at properties held in a joint venture in which we have a 10% interest, are all currently physically occupied and aggregate (including our pro rata share of the joint venture properties) approximately 719,000 square feet of gross leasable area and represent approximately $4.5 million of annual base rent, or approximately $6.26 per square foot. This represents approximately 1.1% of our total annual base rent.

**Employees**

As of December 31, 2004, we employed approximately 375 individuals (including executive, administrative and field personnel).

**Available Information**

Our internet website address is *www.newplan.com*. You can obtain on our website, free of charge, a copy of our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such reports or amendments with, or furnish them to, the SEC. Also available on our website, free of charge, are copies of our Code of Business Conduct and Ethics, our Code of Ethics for Principal Executive Officer and Senior Financial Officers, our Corporate Governance Guidelines, and the charters for each of the committees of our Board of Directors—the Audit Committee, the Corporate Governance Committee, the Executive Compensation and Stock Option Committee and the Nominating Committee. Copies of our Code of Business Conduct and Ethics, our Code of Ethics for Principal Executive Officer and Senior Financial Officers, our Corporate Governance Guidelines, and our committee charters are also available in print free of charge, upon request by any stockholder. You can obtain such copies in print by contacting our Senior Vice President of Corporate Communication, either by mail at our corporate office or by e-mail at corporatecommunications@newplan.com. We intend to disclose any amendment to, or a waiver from, a provision of our Code of Ethics for Principal Executive Officer and Senior Financial Officers on our website within four business days following the date of the amendment or waiver.

**Financial Information about Industry Segments**

Our principal business is the ownership and management of community and neighborhood shopping centers. We do not distinguish or group our operations on a geographical basis when measuring performance. All operations are within the United States and no tenant accounts for more than 10% of total revenue. Accordingly, we believe we have a single reportable segment for disclosure purposes in accordance with accounting principles generally accepted in the United States. See the Consolidated Financial Statements and Notes thereto included in Item 8 of this Annual Report on Form 10-K for certain information required by Item 1. See Business included in Item 1 above.

**Risk Factors**

Set forth below are the risks that we believe are material to investors who purchase or own our securities that are not otherwise described in this Annual Report on Form 10-K. We have separated the risks into three groups:

- risks related to our properties and business;

- risks related to our organization and structure; and

- tax risks.

The occurrence of any of the following factors or circumstances could adversely affect our cash flows, financial condition, results of operations and/or our ability to service debt and make distributions to our stockholders, any or all of which could in turn cause a decline in the market value of our securities.

Risks Related to Our Properties and Business

*Adverse market conditions and competition may impede our ability to generate sufficient income to pay expenses and maintain properties.* The economic performance and value of our properties are subject to all of the risks associated with owning and operating real estate, including:

- changes in the national, regional and local economic climate, particularly in Texas, where properties that represented approximately 17% of our total annualized base rental income as of December 31, 2004 are located;

- local conditions, including an oversupply of space in properties like those that we own, or a reduction in demand for properties like those that we own;

- the attractiveness of our properties to tenants;

- the financial stability of tenants, including the ability of tenants to pay rent;

- competition from other available properties;

- changes in market rental rates;

- the need to periodically fund the costs to repair, renovate and re-let space;

- changes in operating costs, including costs for maintenance, insurance and real estate taxes;

- earthquakes, tornados, hurricanes and other natural disasters, civil unrest, terrorist acts or acts of war, which may result in uninsured or underinsured losses;

- the fact that the expenses of owning and operating properties are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the properties; and

- changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes.

8

*Downturns in the retailing industry likely will have a direct impact on our performance.* Our properties consist of community and neighborhood shopping centers and other retail properties. Our performance therefore is linked to economic conditions in the market for retail space generally. The market for retail space has been or could be adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets, and increasing consumer purchases through catalogues and the Internet. To the extent that any of these conditions occur, they are likely to impact market rents for retail space.

*Failure by any anchor tenant with leases in multiple locations to make rental payments to us, because of a deterioration of its financial condition or otherwise, could seriously harm our performance.* Our performance depends on our ability to collect rent from tenants. At any time, our tenants may experience a downturn in their business that may significantly weaken their financial condition. As a result, our tenants may delay a number of lease commencements, decline to extend or renew a number of leases upon expiration, fail to make rental payments when due under a number of leases, close a number of stores or declare bankruptcy. Any of these actions could result in the termination of the tenant's leases, or expiration of existing leases without renewal, and the loss of rental income attributable to the terminated or expired leases. In addition, lease terminations by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping centers under the terms of some leases. In that event, we may be unable to re-lease the vacated space at attractive rents or at all. The occurrence of any of the situations described above, particularly if it involves a substantial tenant with leases in multiple locations, could seriously harm our performance. As of December 31, 2004, our largest tenants were The Kroger Co., Wal-Mart Stores and Kmart Corporation, the scheduled annualized base rents for which represented 3.9%, 3.3% and 2.6%, respectively, of our total annualized base rents.

*We may be unable to collect balances due from any tenants in bankruptcy.* We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by or relating to one of our tenants or a lease guarantor would bar all efforts by us to collect pre-bankruptcy debts from that tenant or the lease guarantor, or their property, unless we receive an order permitting us to do so from the bankruptcy court. A tenant or lease guarantor bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. However, if a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims, and there are restrictions under bankruptcy laws that limit the amount of the claim we can make if a lease is rejected. As a result, it is likely that we will recover substantially less than the full value of any unsecured claims we hold from a bankrupt tenant.

On February 21, 2005, Winn-Dixie Stores filed for bankruptcy protection under Chapter 11 of the federal bankruptcy laws. Prior to the bankruptcy filing, Winn-Dixie Stores leased space at 22 of our shopping centers. Winn-Dixie Stores has since rejected the leases at two locations. The 20 non-rejected leases include one location that was previously assigned to a third party. The remaining 19 locations, which include four leases at properties held in a joint venture in which we have a 10% interest, are all currently physically occupied and aggregate (including our pro rata share of the joint venture properties) approximately 719,000 square feet of gross leasable area and represent approximately $4.5 million of annual base rent, or approximately $6.26 per square foot. This represents approximately 1.1% of our total annual base rent. Under federal bankruptcy law, Winn-Dixie Stores can reject all or any portion of the remaining 19 lease locations. We have no information at this time as to Winn-Dixie Stores' plans for the 19 remaining leases. The delay or failure of Winn-Dixie Stores to make payments under its leases, or the rejection by Winn-Dixie Stores of a substantial number of leases with us under

federal bankruptcy laws, would adversely impact our performance, which impact could be material. In addition, Winn-Dixie Stores' termination of leases or closure of stores could result in lease terminations or reductions in rent by other tenants in the same shopping centers under the terms of some leases, the impact of which could be material to us.

*We face considerable competition in the leasing market and may be unable to renew leases or re-let space as leases expire.* We compete with a number of other companies in providing leases to prospective tenants and in re-letting space to current tenants upon expiration of their respective leases. If our tenants decide not to renew or extend their leases upon expiration, we may not be able to re-let the space. Even if the tenants do renew or we can re-let the space, the terms of renewal or re-letting, including the cost of required renovations or concessions to tenants, may be less favorable or more costly than current lease terms or than expectations for the space. As of December 31, 2004, leases were scheduled to expire on a total of approximately 10.6% of the space at our properties through 2005. We may be unable to promptly renew the leases or re-let this space, or the rental rates upon renewal or re-letting may be significantly lower than expected rates.

*Future acquisitions of properties may not yield the returns we expect, may result in disruptions to our business and may strain management resources.* We intend to continue acquiring select community and neighborhood shopping centers. Newly acquired properties may fail to perform as expected. Our management may underestimate the costs necessary to bring acquired properties up to standards established for their intended market position.

In particular, we may acquire large portfolios of community and neighborhood shopping centers. Large portfolio acquisitions pose risks for our ongoing operations in that:

- we may not achieve expected cost savings and operating efficiencies;

- management attention may be diverted to the integration of acquired properties;

- the acquired properties may not perform as well as we anticipate due to various factors, including changes in macro-economic conditions and the demand for retail space; and

- we may experience difficulties and incur expenses related to the assimilation and retention of employees that we have hired or intend to hire to manage and operate acquired properties.

*We face significant competition for acquisitions of real properties, which may increase the costs of these acquisitions.* We compete for acquisitions of, and investments in, properties and real estate companies with an indeterminate number of investors, including investors with access to significant capital such as domestic and foreign corporations and financial institutions, publicly traded and privately held REITs, private institutional investment funds, investment banking firms, life insurance companies and pension funds. This competition may increase prices for the types of properties in which we invest.

*Current and future development and redevelopment of real estate properties may not yield expected returns and may strain management resources.* We are actively involved in several ongoing development and redevelopment projects. We also may invest in additional development and redevelopment projects in the future.

Redevelopment and new development of properties are subject to a number of risks, including construction delays, cost overruns, financing risks, failure to meet expected occupancy and rent levels, delays in and the inability to obtain zoning, occupancy and other governmental permits, and changes in zoning and land use laws. Overall project costs may significantly exceed the costs that were estimated when the project was originally undertaken, which will result in reduced returns, or even losses, from such investments.

*We do not have exclusive control over our joint venture investments, so we are unable to ensure that our objectives will be pursued.* We have invested in some cases as a co-venturer or partner in the

development or redevelopment of new properties, instead of developing projects directly. These investments involve risks not present in a wholly owned development or redevelopment project. In these investments, we do not have exclusive control over the development, financing, leasing, management and other aspects of the project. As a result, the co-venturer or partner might have interests or goals that are inconsistent with our interests or goals, take action contrary to our interests or otherwise impede our objectives. The co-venturer or partner also might become insolvent or bankrupt. Other risks of joint venture investments include impasse on certain major decisions, such as sale, because neither we nor our partner or co-venturer typically would have full control over the joint venture.

*Real estate property investments are illiquid, and therefore we may not be able to dispose of properties when appropriate or on favorable terms.* Real estate property investments generally cannot be disposed of quickly. In addition, the federal tax code imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms.

*Some potential losses are not covered by insurance, so we could lose a significant portion of our investment in a property.* We carry comprehensive liability, fire, extended coverage, rental loss and acts of terrorism insurance on all of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate given the relative risk of loss, the cost of the coverage and industry practice. There are, however, certain types of losses, including lease and other contract claims, acts of war and acts of God that generally are not insured, either because such coverage is not available or is not available at commercially reasonable rates. Should an uninsured loss or a loss in excess of insured limits occur, we could lose a significant portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. If that happened, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

*There can be no assurance as to future costs and the scope of coverage that may be available under insurance policies.* Although we believe our properties are adequately covered by insurance, we cannot predict at this time if in the future we will be able to obtain full coverage at a reasonable cost. The costs associated with property and casualty renewals may be higher than anticipated.

*We have substantial scheduled debt payments and may not be able to refinance debt at maturity.* Our business is subject to risks normally associated with debt financing. Cash flow could be insufficient to pay expected dividends to stockholders and meet required payments of principal and interest. We may not be able to refinance existing debt, which in virtually all cases requires substantial principal payments at maturity, and, even if we can, the terms of a refinancing might not be as favorable as the terms of existing debt. The total principal amount of our outstanding debt was approximately $2.0 billion as of December 31, 2004. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, including new equity capital, cash flow may not be sufficient in all years to repay all maturing debt at the relevant time(s). Prevailing interest rates, our results of operations and financial condition, our senior debt ratings or other factors at the time of refinancing, including the possible reluctance of lenders to make loans, may result in higher interest rates and increased interest expense.

*Mortgage debt obligations expose us to the possibility of foreclosure.* If a property is mortgaged to secure payment of debt and we are unable to meet mortgage payments, the holder of the mortgage or lender could foreclose on the property, resulting in loss of our investment. Also, certain of these mortgages contain customary negative covenants which, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property, to enter into new leases or materially modify existing leases, and to discontinue insurance coverage.

11

*Our financial covenants may restrict our operating and acquisition activities.* Our revolving credit and secured term loan facilities and the indentures under which our senior unsecured debt is issued contain certain financial and operating covenants, including, among other things, certain coverage ratios, as well as limitations on our ability to incur secured and unsecured debt, make dividend payments, sell all or substantially all of our assets and engage in mergers and consolidations and certain acquisitions. These covenants may restrict our ability to pursue certain business initiatives or certain acquisition transactions. In addition, failure to meet any of the financial covenants could cause an event of default under and/or accelerate some or all of our indebtedness, which would have a material adverse effect on us.

*Our degree of leverage could limit our ability to obtain additional financing.* Our organizational documents do not contain any limitation on the incurrence of debt. The degree of our leverage could have important consequences, including affecting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making us more vulnerable to a downturn in business or the economy generally. In addition, as a result of the financial and operating covenants described above, our leverage could reduce our flexibility in conducting our business and planning for, or reacting to, changes in our business and in the real estate industry.

*We have substantial variable rate debt obligations, which may impede our operating performance and put us at a competitive disadvantage.* Increases in interest rates, or the loss of the benefits of any hedging agreements that we might have, would increase our interest expense, which would adversely affect cash flow and our ability to service debt and pay dividends to stockholders. As of December 31, 2004, we had approximately $435.8 million of floating rate debt, including the impact of swaps, maturing at various times up to September 1, 2011. The rates on this debt increase when interest rates increase. Interest rates are currently low relative to historical levels and may increase significantly in the future.

Hedging agreements enable us to convert floating rate liabilities to fixed rate liabilities or fixed rate liabilities to floating rate liabilities. Hedging agreements expose us to the risk that the counterparties to such agreements may not perform, even though the counterparties to hedging agreements that we enter into are major financial institutions, which could increase our exposure to fluctuating interest rates. In addition, hedging agreements may involve costs, such as transaction fees or breakage costs, if we terminate them. As of December 31, 2004, we were a party to nine hedging agreements.

We may borrow additional money with floating interest rates in the future. Increases in interest rates, or the loss of the benefits of our existing or future hedging agreements, would increase our interest expense, which would adversely affect cash flow and our ability to service our debt. Future increases in interest rates will increase our interest expense as compared to the fixed rate debt underlying our hedging agreements and could result in our making payments to unwind such agreements.

*A downgrade in our credit rating could negatively impact us.* The floating rates of interest applicable to much of our debt, including debt under our credit facilities, are determined based on the credit ratings of our debt provided by independent rating agencies. Thus, if these credit ratings are downgraded, our interest expense will be, and our ability to raise additional debt may be, negatively impacted.

*Environmental problems that exist at some of our properties could result in significant unexpected costs.* Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may become liable for the costs of removal or remediation of certain

hazardous substances released on or in our property or disposed of by us, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not we knew of, or were responsible for, the presence of these hazardous or toxic substances. As is common with community and neighborhood shopping centers, many of our properties had or have on-site dry cleaners and/or on-site gasoline facilities. These operations could potentially result in environmental contamination at the properties.

We are aware that soil and groundwater contamination exists at some of our properties. The primary contaminants of concern at these properties include perchloroethylene and trichloroethylene (associated with the operations of on-site dry cleaners) and petroleum hydrocarbons (associated with the operations of on-site gasoline facilities). We also are aware that asbestos-containing materials exist at some of our properties. While we do not expect the environmental conditions at our properties, considered as a whole, to have a material adverse effect on us, there can be no assurance that this will be the case. Further, no assurance can be given that any environmental studies performed have identified or will identify all material environmental conditions, that any prior owner of the properties did not create a material environmental condition not known to us or that a material environmental condition does not otherwise exist with respect to any of our properties.

*Changes in market conditions could adversely affect the market price of our publicly traded securities.* As with other publicly traded securities, the market price of our publicly traded securities depends on various market conditions, which may change from time to time. Among the market conditions that may affect the market price of our publicly traded securities are the following:

- the extent of institutional investor interest in the company;

- the reputation of REITs generally and the reputation of REITs with portfolios similar to ours;

- the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);

- our financial condition and performance;

- the market's perception of our growth potential and potential future cash dividends;

- an increase in market interest rates, which may lead prospective investors to demand a higher distribution rate in relation to the price paid for our shares; and

- general economic and financial market conditions.

Sales of a substantial number of shares of our stock, or the perception that such sales could occur, also could adversely affect prevailing market prices for our stock. In addition to the possibility that we may sell shares of our stock in a public offering at any time, or pursuant to our standby equity distribution program, we also may issue shares of common stock upon redemption of units of partnership interest held by third parties in affiliated partnerships that we control, as well as in connection with grants of restricted stock or upon exercise of stock options that we grant to our officers and employees. All of these shares will be available for sale in the public markets from time to time.

Risks Related to Our Organization and Structure

*Provisions of the company's charter and bylaws could inhibit changes in control of the company, and could prevent stockholders from obtaining a premium price for our common stock.* A number of provisions of our charter and bylaws may delay or prevent a change in control of the company or other transactions that could provide stockholders with a premium over the then-prevailing market price of our common stock or that might otherwise be in the best interests of the stockholders. These include a

staggered board of directors and our share ownership limit described below. Also, any future series of our preferred stock may have voting provisions that could delay or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interests of the stockholders.

*Our Board of Directors could adopt the limitations available under Maryland law on changes in control that could prevent transactions in the best interests of stockholders.* Certain provisions of Maryland law applicable to us prohibit "business combinations," including certain issuances of equity securities, with any person who beneficially owns 10% or more of the voting power of our outstanding shares, or with an affiliate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our outstanding voting shares (which is referred to as a so-called "interested stockholder"), or with an affiliate of an interested stockholder. These prohibitions last for five years after the most recent date on which the stockholder became an interested stockholder. After the five-year period, a business combination with an interested stockholder must be approved by two super-majority stockholder votes unless, among other conditions, our common stockholders receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of common stock. Our Board of Directors has opted out of these business combination provisions. As a result, the five-year prohibition and the super-majority vote requirements will not apply to a business combination involving the company. Our Board of Directors may, however, repeal this election in most cases and cause the company to become subject to these provisions in the future.

*Our share ownership limit may discourage a takeover of the company and depress our stock price.* To facilitate maintenance of our REIT qualification and for other strategic reasons, our charter generally prohibits any person from acquiring or holding shares of our preferred and common stock in excess of 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of each class or series of our stock. Our Board of Directors may exempt a person from this ownership limit under specified conditions. Absent an exemption or a waiver, shares of stock that are purportedly transferred in excess of the ownership limit will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the purported transferee will not acquire any rights in such shares. This ownership limit could delay or prevent a change in control of the company and, therefore, could adversely affect the stockholders' ability to realize a premium over the then-prevailing market price for our shares.

*We are dependent on external sources of capital, which may not be available.* To qualify as a REIT, we must, among other things, distribute to our stockholders each year at least 90% of our REIT taxable income (excluding any net capital gains). Because of these distribution requirements, we likely will not be able to fund all future capital needs, including capital for acquisitions, with income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings. Moreover, additional equity offerings may result in substantial dilution of stockholders' interests, and additional debt financing may substantially increase leverage.

Tax Risks

*The lower tax rate on dividends from non-REIT C corporations may adversely affect the value of our stock.* While corporate dividends have traditionally been taxed at ordinary income rates, dividends received by individuals through December 31, 2008 from domestic corporations generally will be taxed at the maximum capital gains tax rate of 15% as opposed to the maximum ordinary income tax rate of 35%. This reduces substantially the so-called "double taxation" (that is, taxation at both the corporate and stockholder levels) that generally applies to non-REIT corporations but does not apply to REITs because REITs that distribute all of their taxable income generally do not pay any corporate income

14

tax. REIT dividends are not eligible for the lower capital gains rates, except in certain circumstances where the dividends are attributable to income that has been subject to corporate-level tax. The application of capital gains rates to non-REIT C corporation dividends could cause individual investors to view stock in non-REIT C corporations as more attractive than stock in REITs, which may negatively affect the value of our common stock. We cannot predict what effect, if any, the application of the capital gains tax rate to dividends paid by non-REIT C corporations may have on the value of our stock, either in terms of price or relative to other potential investments.

*Failure of the company to qualify as a REIT would have serious adverse consequences to stockholders.* We believe that the company has qualified for taxation as a REIT for federal income tax purposes since September 28, 1998, the date of the merger of our predecessor companies, New Plan Realty Trust and Excel Realty Trust, Inc., and that our predecessor companies qualified for taxation as REITs for federal income tax purposes since their first elections to be taxed as REITs and for each taxable year where a failure to qualify would adversely affect the company. We plan to continue to operate so that the company meets the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that the company is a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws. We are also required to distribute to stockholders at least 90% of our REIT taxable income (excluding any net capital gains). The fact that we hold certain of our assets through partnerships and their subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize the company's REIT status. Furthermore, Congress and the Internal Revenue Service might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for the company to remain qualified as a REIT.

If the company fails to qualify as a REIT and any available relief provisions do not apply, the company would be subject to federal income tax at regular corporate rates. Also, unless the Internal Revenue Service granted the company relief under certain statutory provisions, the company would remain disqualified as a REIT for four years following the year the company first failed to qualify. If the company failed to qualify as a REIT, the company would have to pay significant income taxes and would therefore have less money available for investments, debt service and dividends to stockholders. This likely would have a significant adverse affect on the value of our securities. In addition, we would no longer be required to pay any dividends to stockholders.

New legislation, enacted October 22, 2004, contained several provisions applicable to REITs, including provisions that would provide relief in the event we violate a provision of the Internal Revenue Code that would result in our failure to qualify as a REIT. If these relief provisions, which generally would apply to us beginning January 1, 2005, are inapplicable to a particular set of circumstances, we would fail to qualify as a REIT. Even if those relief provisions apply, we would be subject to a penalty tax of at least $50,000 for each disqualifying event in most cases.

Even if the company qualifies as a REIT for federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. For example, if we have net income from "prohibited transactions," that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we have undertaken a significant number of asset sales in recent years, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the Internal Revenue Service would not contend otherwise. In addition, any net taxable income earned directly by our taxable affiliates, including ERT Development Corporation, is subject to federal and state corporate income tax. The taxation of the company at the state and local levels may differ from the federal income tax

treatment of the company. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our stockholders.

Subject to certain exceptions, including the one discussed in this paragraph, a REIT is generally prohibited from owning securities in any one issuer if the value of those securities exceeds 5% of the value of the REIT's total assets or the securities owned by the REIT represent more than 10% of the issuer's outstanding voting securities or more than 10% of the value of the issuer's outstanding securities. A REIT is permitted to own securities of a subsidiary in an amount that exceeds the 5% value test and the 10% vote or value test if the subsidiary elects to be a "taxable REIT subsidiary," which is taxable as a corporation. However, a REIT may not own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of the REIT's total assets. We currently own 100% of the outstanding securities of ERT Development Corporation, which elected, effective January 1, 2001, to be a taxable REIT subsidiary of ours. Each corporate subsidiary in which ERT Development Corporation owns more than 35% of the outstanding voting securities or more than 35% of the value of the outstanding securities will also be treated as a taxable REIT subsidiary of ours. While we believe that we have satisfied the limitations on the ownership of securities with regard to our ownership of interests in ERT Development Corporation during each of the taxable years that each such limitation applied to us, given the highly complex nature of the rules governing REITs and the ongoing importance of factual determinations, we cannot provide any assurance that the Internal Revenue Service would not disagree with our determination.

Several provisions of the applicable tax law ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax if the economic arrangements between the REIT, the REIT's tenants, and a taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties.

*The company could be disqualified as a REIT or have to pay taxes if its predecessor companies did not qualify as REITs.* If either New Plan Realty Trust or Excel Realty Trust, Inc., whose businesses were combined in a merger transaction on September 28, 1998 to form the company, failed to qualify as a REIT throughout the duration of its existence, we might have had undistributed "C corporation earnings and profits." If that were the case and either of our predecessor companies did not distribute such earnings and profits prior to the merger transaction, the company might not qualify as a REIT. We believe that each of the predecessor companies qualified as a REIT and that, in any event, neither of the predecessor companies had any undistributed "C corporation earnings and profits" at the time of the merger transaction. If New Plan Realty Trust failed to qualify as a REIT, it would have recognized taxable gain at the time of the merger transaction (and we would be liable for the tax on that gain). This would be the case even though the merger transaction qualified as a "tax-free reorganization," unless we made a special election that was available under the law at the time of the merger. We made that election with respect to the assets acquired from New Plan Realty Trust. This election has the effect of requiring us, if New Plan Realty Trust was not qualified as a REIT, to pay corporate income tax on any gain existing at the time of the merger transaction on assets acquired in the transaction if those assets are sold within 10 years after the transaction. Finally, if either of the predecessor companies did not qualify as a REIT, the company could have been precluded from electing REIT status for up to four years after the year in which that predecessor company failed to qualify if the company were determined to be a "successor" to that predecessor company.

## Item 2. *Properties*

As of December 31, 2004, we owned 378 properties, excluding our joint venture properties. The following table sets forth certain information as of December 31, 2004 regarding our properties on a state-by-state basis, and excludes our pro rata share of joint venture properties:

| State | Number of Properties | Percent Leased | GLA (1) | Percent of Scheduled ABR (2) |
|---|---|---|---|---|
| Alabama | 7 | 90% | 760,014 | 1.1% |
| Arizona | 5 | 91% | 806,208 | 1.5% |
| Arkansas | 2 | 97% | 237,991 | 0.4% |
| California | 14 | 96% | 2,245,248 | 6.4% |
| Colorado | 4 | 100% | 853,666 | 2.4% |
| Delaware | 1 | 100% | 30,000 | 0.0% |
| Florida | 30 | 89% | 5,311,780 | 11.5% |
| Georgia | 31 | 94% | 3,637,659 | 6.2% |
| Illinois | 9 | 90% | 1,586,529 | 3.8% |
| Indiana | 10 | 85% | 1,352,287 | 1.7% |
| Iowa | 3 | 97% | 549,291 | 0.8% |
| Kentucky | 12 | 92% | 2,166,653 | 3.6% |
| Louisiana | 5 | 98% | 689,931 | 0.8% |
| Maryland | 2 | 85% | 282,336 | 0.5% |
| Massachusetts | 2 | 99% | 348,917 | 0.5% |
| Michigan | 20 | 93% | 3,009,599 | 6.4% |
| Minnesota | 1 | 98% | 55,715 | 0.1% |
| Mississippi | 1 | 100% | 87,721 | 0.1% |
| Nevada | 3 | 91% | 586,126 | 1.2% |
| New Jersey | 6 | 93% | 879,200 | 2.1% |
| New Mexico | 2 | 96% | 98,400 | 0.1% |
| New York | 26 | 87% | 3,600,469 | 5.8% |
| North Carolina | 14 | 96% | 1,887,898 | 2.8% |
| Ohio | 23 | 92% | 3,814,831 | 6.8% |
| Oklahoma | 1 | 100% | 186,851 | 0.4% |
| Pennsylvania | 15 | 87% | 2,595,397 | 5.5% |
| Rhode Island | 1 | 100% | 148,126 | 0.4% |
| South Carolina | 7 | 96% | 792,773 | 1.2% |
| Tennessee | 15 | 96% | 1,882,236 | 3.1% |
| Texas | 83 | 90% | 9,102,144 | 16.9% |
| Utah | 3 | 99% | 607,075 | 1.3% |
| Virginia | 13 | 92% | 1,709,881 | 3.1% |
| West Virginia | 3 | 93% | 356,721 | 0.6% |
| Wisconsin | 3 | 94% | 458,372 | 0.7% |
| Wyoming | 1 | 90% | 160,150 | 0.2% |
| | 378 | 92% | 52,878,195 | 100% |

**Region (3)**

| | | | | |
|---|---|---|---|---|
| East | 102 | 91% | 14,798,371 | 26.0% |
| Midwest | 70 | 91% | 10,986,774 | 20.6% |
| South | 175 | 92% | 21,896,327 | 40.5% |
| West | 31 | 95% | 5,196,723 | 12.9% |
| | 378 | 92% | 52,878,195 | 100.0% |

(1) GLA represents gross leasable area in square feet.

(2) ABR represents 2004 scheduled annualized base rent based on contractual minimum lease payments as of December 31, 2004.

(3) NCREIF Regions

As of December 31, 2004, we owned interests in 404 properties, including 26 properties held through joint ventures. The following table sets forth certain information as of December 31, 2004 regarding our properties on a state-by-state basis, and includes our pro rata share of joint venture properties:

| State | Number of Properties | Percent Leased | GLA (1) | Percent of Scheduled ABR (2) |
|---|---|---|---|---|
| Alabama | 7 | 91% | 760,014 | 1.0% |
| Arizona | 5 | 91% | 806,208 | 1.5% |
| Arkansas | 2 | 97% | 237,991 | 0.4% |
| California | 14 | 96% | 2,245,248 | 6.2% |
| Colorado | 6 | 100% | 1,005,796 | 2.8% |
| Delaware | 2 | 95% | 135,784 | 0.1% |
| Florida | 36 | 89% | 5,426,296 | 11.5% |
| Georgia | 36 | 94% | 3,793,935 | 6.4% |
| Illinois | 9 | 90% | 1,586,529 | 3.7% |
| Indiana | 10 | 85% | 1,352,287 | 1.7% |
| Iowa | 3 | 97% | 549,291 | 0.8% |
| Kentucky | 12 | 92% | 2,166,653 | 3.5% |
| Louisiana | 6 | 98% | 696,857 | 0.8% |
| Maryland | 2 | 85% | 282,336 | 0.5% |
| Massachusetts | 2 | 99% | 348,917 | 0.5% |
| Michigan | 20 | 93% | 3,009,599 | 6.2% |
| Minnesota | 1 | 98% | 55,715 | 0.1% |
| Mississippi | 2 | 100% | 90,341 | 0.1% |
| Nevada | 3 | 91% | 586,126 | 1.2% |
| New Jersey | 6 | 93% | 879,200 | 2.0% |
| New Mexico | 3 | 96% | 111,001 | 0.2% |
| New York | 27 | 87% | 3,650,696 | 5.9% |
| North Carolina | 15 | 96% | 1,893,803 | 2.7% |
| Ohio | 24 | 92% | 3,841,557 | 6.7% |
| Oklahoma | 1 | 100% | 186,851 | 0.4% |
| Pennsylvania | 15 | 87% | 2,595,397 | 5.3% |
| Rhode Island | 1 | 100% | 148,126 | 0.3% |
| South Carolina | 7 | 96% | 792,773 | 1.2% |
| Tennessee | 15 | 96% | 1,882,236 | 3.0% |
| Texas | 89 | 90% | 9,369,047 | 17.3% |
| Utah | 3 | 99% | 607,075 | 1.2% |
| Virginia | 13 | 92% | 1,709,881 | 3.0% |
| West Virginia | 3 | 93% | 356,721 | 0.6% |
| Wisconsin | 3 | 94% | 458,372 | 0.7% |
| Wyoming | 1 | 90% | 160,150 | 0.2% |
| | 404 | 92% | 53,778,809 | 100% |

| Region (3) | | | | |
|---|---|---|---|---|
| East | 105 | 91% | 14,960,287 | 25.7% |
| Midwest | 71 | 91% | 11,013,500 | 20.1% |
| South | 194 | 92% | 22,443,568 | 41.0% |
| West | 34 | 95% | 5,361,454 | 13.1% |
| | 404 | 92% | 53,778,809 | 100.0% |

(1) GLA represents gross leasable area in square feet.

(2) ABR represents 2004 scheduled annualized base rent based on contractual minimum lease payments as of December 31, 2004.

(3) NCREIF Regions

The following table sets forth a schedule of lease expirations for our leases in place as of December 31, 2004 (excluding our pro rata share of joint venture properties), for each of the next ten years and thereafter, assuming no exercise of renewal options or base rent escalations over the lease term.

| | Number of Leases Expiring | Leased GLA | Percent of GLA | ABR Per Foot | Percent of Total ABR |
|---|---|---|---|---|---|
| 2005 | 1,317 | 5,164,481 | 10.66% | $ 8.42 | 10.96% |
| 2006 | 1,131 | 5,291,478 | 10.92% | 8.73 | 11.64% |
| 2007 | 1,111 | 5,310,591 | 10.96% | 8.97 | 12.01% |
| 2008 | 851 | 4,941,423 | 10.20% | 8.50 | 10.59% |
| 2009 | 771 | 5,403,030 | 11.15% | 8.34 | 11.36% |
| 2010 | 364 | 4,347,886 | 8.97% | 6.64 | 7.27% |
| 2011 | 150 | 2,423,245 | 5.00% | 7.72 | 4.72% |
| 2012 | 124 | 1,359,462 | 2.80% | 8.86 | 3.04% |
| 2013 | 139 | 2,204,777 | 4.55% | 7.80 | 4.33% |
| 2014 | 113 | 2,171,978 | 4.48% | 7.94 | 4.35% |
| 2015+ | 287 | 9,848,323 | 20.32% | 7.94 | 19.72% |
| | 6,358 | 48,466,674 | 100.0% | $ 8.18 | 100.0% |

The following table sets forth a schedule of lease expirations for our leases in place as of December 31, 2004 (including our pro rata share of joint venture properties), for each of the next ten years and thereafter, assuming no exercise of renewal options or base rent escalations over the lease term.

| | Number of Leases Expiring | Leased GLA | Percent of GLA | ABR Per Foot | Percent of Total ABR |
|---|---|---|---|---|---|
| 2005 | 1,411 | 5,218,741 | 10.58% | $ 8.48 | 10.88% |
| 2006 | 1,223 | 5,348,994 | 10.84% | 8.80 | 11.57% |
| 2007 | 1,213 | 5,356,651 | 10.86% | 9.04 | 11.90% |
| 2008 | 935 | 4,992,062 | 10.12% | 8.55 | 10.49% |
| 2009 | 854 | 5,451,387 | 11.05% | 8.38 | 11.24% |
| 2010 | 403 | 4,418,781 | 8.96% | 6.70 | 7.28% |
| 2011 | 177 | 2,468,858 | 5.00% | 7.88 | 4.78% |
| 2012 | 140 | 1,393,383 | 2.82% | 9.03 | 3.09% |
| 2013 | 157 | 2,223,700 | 4.51% | 7.85 | 4.29% |
| 2014 | 126 | 2,205,387 | 4.47% | 8.03 | 4.35% |
| 2015+ | 332 | 10,252,262 | 20.78% | 7.98 | 20.11% |
| | 6,971 | 49,330,206 | 100.0% | $ 8.25 | 100.0% |

## Item 3. *Legal Proceedings*

We are not presently involved in any material litigation nor, to our knowledge, is any material litigation threatened against us or our properties. We are involved in routine litigation arising in the ordinary course of business, none of which we believe to be material. We have, however, reserved approximately $2.3 million as of December 31, 2004 in connection with a particular tenant litigation. There can be no assurance as to the final outcome of this litigation and whether it will exceed or fall short of the amount reserved; however, even if our ultimate loss is more than the reserve we established, we do not expect that the amount of the loss in excess of the reserve would be material.

## Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our stockholders during the fourth quarter of 2004.

## PART II

**Item 5.** *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed on the New York Stock Exchange under the symbol "NXL". As of March 1, 2005, there were approximately 8,680 registered record holders of our common stock, plus those who hold their shares in street name. The following table shows the high and low sales prices, as reported by the New York Stock Exchange composite tape, and the cash dividends declared each calendar quarter during 2004 and 2003 for our common stock:

|  | High | Low | Cash Dividends Declared |
|---|---|---|---|
| **2003:** | | | |
| First quarter | $20.48 | $18.05 | $0.4125 |
| Second quarter | 22.49 | 19.61 | 0.4125 |
| Third quarter | 23.74 | 21.14 | 0.4125 |
| Fourth quarter | 25.77 | 22.10 | 0.4125 |
| **2004:** | | | |
| First quarter | $27.63 | $24.24 | $0.4125 |
| Second quarter | 27.80 | 20.69 | 0.4125 |
| Third quarter | 26.66 | 23.09 | 0.4125 |
| Fourth quarter | 27.87 | 24.50 | 0.4125 |

We declared dividends of approximately $188.4 million for the year ended December 31, 2004 (amount does not include non-cash increases to the dividend payable on our Series D depositary shares to account for the "step-up" in the dividend rate).

Distributions to stockholders are usually taxable as ordinary income, although a portion of the dividend may be designated as capital gain or may constitute a tax-free return of capital. Annually, we provide each of our stockholders a statement detailing distributions paid during the preceding year and their characterization as ordinary income, capital gain or return of capital.

We intend to continue to declare quarterly distributions. However, we cannot provide any assurance as to the amount or timing of future distributions. Under our existing credit facility and term loan, we are restricted from paying common stock dividends that would exceed 95% of our funds from operations during any four-quarter period, except as necessary to protect our REIT status.

On December 9, 2004, we issued 2,918 shares of our common stock to Unity Investors, LLC ("Unity") in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to (i) Section 4(2) of the Securities Act and Regulation D promulgated thereunder ("Regulation D"), and (ii) the status of Unity and any direct or indirect partner, member or other equity holder of Unity as an "accredited investor" as defined in Rule 501(a) of Regulation D. On May 30, 1996, in connection with our acquisition of the Unity Professional Building, we issued 2,247 units of limited partnership interest in Excel Realty Partners, L.P. (the "Partnership") to Unity, which units were redeemable pursuant to the Partnership's partnership agreement for cash or, at our option, shares of our common stock, on a one-to-one basis (subject to adjustment in the event of stock splits, stock dividends and similar events). In November 2004, Unity Investors, LLC notified us of its desire to require the Partnership to redeem its units by delivering a notice of redemption. We then exercised our right to issue shares of our common stock for such redeemed units and issued 2,918 shares of our common stock (the number of units redeemed multiplied by an adjustment factor that took in account various prior adjustments) to Unity upon redemption of its units of limited partnership interest the Partnership.

20

**Item 6.** *Selected Financial Data*

The financial information included in the following table has been derived from the audited consolidated financial statements for the periods indicated. This information should be read together with our audited financial statements and Management's Discussion and Analysis of the Financial Condition and Results of Operations included elsewhere in this Annual Report on Form 10-K.

| Statement of Income Data: | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2004** | **2003** | **2002** | **2001** | **2000** |
| | *(In thousands, except per share amounts)* | | | | |
| Rental revenues: | | | | | |
| Rental income | $ 389,510 | $ 364,659 | $ 292,040 | $ 221,780 | $ 224,846 |
| Percentage rents | 6,613 | 6,943 | 6,300 | 4,841 | 5,009 |
| Expense reimbursements | 99,414 | 99,066 | 79,910 | 58,955 | 52,000 |
| Total rental revenues | 495,537 | 470,668 | 378,250 | 285,576 | 281,855 |
| Expenses: | | | | | |
| Operating costs | 86,257 | 89,041 | 64,667 | 45,736 | 42,672 |
| Real estate and other taxes | 61,842 | 58,833 | 45,245 | 32,420 | 33,187 |
| Depreciation and amortization | 89,394 | 76,113 | 63,139 | 49,546 | 47,256 |
| Provision for doubtful accounts | 10,104 | 7,629 | 8,959 | 5,201 | 4,231 |
| Severance costs | — | — | — | 896 | 4,945 |
| General and administrative | 19,394 | 19,816 | 17,872 | 10,306 | 7,409 |
| Total expenses | 266,991 | 251,432 | 199,882 | 144,105 | 139,700 |
| Income before real estate sales, minority interest and other income and expenses | 228,546 | 219,236 | 178,368 | 141,471 | 142,155 |
| Other income and expenses: | | | | | |
| Interest, dividend and other income | 8,329 | 9,419 | 11,015 | 14,421 | 30,426 |
| Equity participation in ERT | — | — | — | (4,313) | (17,867) |
| Equity in income of unconsolidated ventures | 1,513 | 3,438 | 5,245 | 985 | — |
| Interest expense | (106,054) | (101,629) | (93,259) | (78,226) | (86,359) |
| Foreign currency loss | — | — | (13) | (560) | (437) |
| Gain on sale of real estate | 1,217 | — | 202 | 1,610 | 9,200 |
| Impairment of real estate | (43) | (3,536) | (70,616) | (13,107) | (3,620) |
| Minority interest in income of consolidated partnership | (853) | (1,555) | (642) | (848) | (952) |
| Income from continuing operations | 132,655 | 125,373 | 30,300 | 61,433 | 72,546 |
| Discontinued operations: | | | | | |
| Results of discontinued operations | 2,512 | 6,583 | 27,870 | 42,229 | 50,535 |
| (Loss) gain on sale of discontinued operations | (1,139) | 4,018 | 100,837 | 1,500 | — |
| Impairment of real estate held for sale | (88) | (6,953) | (36,945) | — | — |
| Income from discontinued operations | 1,285 | 3,648 | 91,762 | 43,729 | 50,535 |
| Net income | $ 133,940 | $ 129,021 | $ 122,062 | $ 105,162 | $ 123,081 |
| Net income available to common stock—basic | $ 112,470 | $ 107,221 | $ 108,036 | $ 82,523 | $ 100,446 |
| Net income available to common stock—diluted | $ 113,266 | $ 108,776 | $ 108,678 | $ 83,371 | $ 101,398 |
| Basic earnings per common share: | | | | | |
| Earnings per share—continuing operations | $ 1.10 | $ 1.06 | $ 0.17 | $ 0.45 | $ 0.57 |
| Earnings per share—discontinued operations | 0.01 | 0.04 | 0.97 | 0.50 | 0.58 |
| Basic earnings per common share | $ 1.11 | $ 1.10 | $ 1.14 | $ 0.95 | $ 1.15 |
| Diluted earnings per common share: | | | | | |
| Earnings per share—continuing operations | $ 1.09 | $ 1.04 | $ 0.18 | $ 0.45 | $ 0.57 |
| Earnings per share—discontinued operations | 0.01 | 0.04 | 0.95 | 0.49 | 0.57 |
| Diluted earnings per common share | $ 1.10 | $ 1.08 | $ 1.13 | $ 0.94 | $ 1.14 |
| Average shares outstanding—basic | 100,894 | 97,318 | 95,119 | 87,241 | 87,608 |
| Average shares outstanding—diluted | 103,345 | 100,269 | 96,552 | 88,799 | 88,951 |
| **Other Data:** | | | | | |
| Distributions per common share | $ 1.650 | $ 1.650 | $ 1.650 | $ 1.650 | $ 1.650 |
| **Balance Sheet Data as of the End of Each Period:** | | | | | |
| Net real estate | $3,559,763 | $3,294,037 | $3,269,476 | $2,413,891 | $2,233,993 |
| Total assets | 3,831,742 | 3,558,596 | 3,515,279 | 2,622,866 | 2,894,431 |
| Long term debt, net (1) | 1,996,319 | 1,776,004 | 1,713,476 | 949,684 | 1,185,545 |
| Total liabilities | 2,160,797 | 1,934,588 | 1,902,996 | 1,107,361 | 1,314,912 |
| Minority interest in consolidated partnership | 30,784 | 37,865 | 39,434 | 22,267 | 23,909 |
| Total stockholders' equity | 1,640,161 | 1,586,143 | 1,572,849 | 1,493,238 | 1,555,610 |

(1) Long-term debt includes mortgage loans, notes payable, net (including notes payable, other) and credit facilities.

**Item 7.** *Management's Discussion and Analysis of Financial Condition and Results of Operations*

**Critical Accounting Policies**

Our consolidated financial statements include our accounts and those of all majority-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

*Revenue Recognition*

We recognize rental revenue on a straight-line basis, which averages minimum rents over the terms of the leases. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as "deferred rent receivable", and is included in trade receivables in our consolidated balance sheets. Certain leases provide for percentage rents based upon the level of sales achieved by the lessee. Percentage rents are recorded once the required sales level is achieved. Leases also typically provide for tenant reimbursements of common area maintenance and other operating expenses. Rental income also includes lease termination fees.

We must make estimates of the uncollectability of our accounts receivables related to base rents, expense reimbursements and other revenue or income. We specifically analyze accounts receivable and historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. These estimates have a direct impact on our net income, because a higher bad debt reserve results in less net income.

The SEC's Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition* ("SAB 104"), provides guidance on the application of GAAP to selected revenue recognition issues. We have concluded that our revenue recognition policy is appropriate and in accordance with GAAP and SAB 104.

*Real Estate*

Land, buildings and building and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives; ordinary repairs and maintenance, are expensed as incurred.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

| | |
|---|---|
| Buildings | 35 to 40 years |
| Building improvements | 5 to 40 years |
| Tenant improvements | The shorter of the term of the related lease or useful life |

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to reflect on an annual basis. These assessments have a direct impact on our net income. For example, if we were to lengthen the expected useful life of a particular building improvement, the improvement would be depreciated over a greater number of years, resulting in less depreciation expense and higher net income on an annual basis.

*Business Combinations*

In connection with our acquisition of properties, purchase costs are allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings and tenant improvements, are determined as if vacant, that is, at replacement cost. Intangible assets, including the above-market or below-market value of leases, the value of in-place leases and the value of tenant relationships are recorded at their relative fair values.

Above-market, below-market and in-place lease values for owned properties are recorded based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition and (ii) management's estimate of fair market lease rates for the property or equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market or below-market lease value is amortized as a reduction of, or increase to, rental income over the remaining non-cancelable term of each lease plus any renewal periods with fixed rental terms that are considered to be below-market.

The total amount of other intangible assets allocated to in-place lease values and tenant relationship intangible values is based on management's evaluation of the specific characteristics of each lease and our overall relationship with each tenant. Factors considered in the allocation of these values include the nature of the existing relationship with the tenant, the tenant's credit quality, the expectation of lease renewals, the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases, among other factors. Management will also consider information obtained about a property in connection with its pre-acquisition due diligence. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on management's assessment of specific market conditions. Management will estimate costs to execute leases including commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of a property. Management's estimates will be used to determine these values.

The value of in-place leases is amortized to expense over the remaining initial term of each lease. The value of tenant relationship intangibles is amortized to expense over the initial and renewal terms of the leases; however, no amortization period for intangible assets will exceed the remaining depreciable life of the building.

In the event that a tenant terminates its lease, the unamortized portion of each intangible, including market rate adjustments, lease origination costs, in-place values and tenant relationship values, will be charged as an expense.

*Long Lived Assets*

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property (taking into account the anticipated holding period of the asset) is less than the carrying value of the property. Such cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property and reflected as an adjustment to the basis of the property.

When assets are identified by management as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. If, in management's opinion, the net sales price of the assets which we have identified for sale is less than the net book value of the assets, a

valuation allowance is established. For investments accounted for under the equity method, a loss is recognized if the loss in value of the investment is other than temporary.

When we make subjective assessments as to whether there are impairments in the value of our real estate properties, we have a direct impact on our net income, because taking an impairment results in an immediate negative adjustment to net income.

**Recently Issued Accounting Standards**

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement 123(R), *Share-Based Payment* ("SFAS No. 123(R)"). SFAS No. 123(R) amends Statement 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), and Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("Opinion 25"). SFAS No. 123(R) also establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. It requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date, and to recognize such cost over the period during which the employee is required to provide service. SFAS No. 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, but early adoption is encouraged. The adoption of SFAS No. 123(R) is not expected to have a material impact on our consolidated financial statements.

In December 2004, FASB also issued Statement 153, *Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29* ("SFAS No. 153"). This statement amends APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 becomes effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. SFAS No. 153 is not expected to have a material impact our consolidated financial statements.

In July 2004, the Emerging Issues Task Force ("EITF") issued EITF 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings per Share* ("EITF 04-8"), in which the EITF reached a tentative conclusion that contingently convertible debt instruments should be included in diluted earnings per share computations (if dilutive) regardless of whether the contingent features have been met. In September 2004, the EITF reached the final consensus that all instruments that have embedded conversion features (for example, contingently convertible debt or contingently convertible preferred stock) that are contingent on market conditions indexed to an issuer's share price should be included in diluted earnings per share computations (if dilutive) regardless of whether the market conditions have been met. EITF 04-8 is effective for reporting periods ending after December 15, 2004. EITF 04-8 did not have a material impact on our consolidated financial statements.

In December 2003, the SEC issued SAB 104, which revises SAB No. 101, *Revenue Recognition in Financial Statements* ("SAB 101"). The primary purpose of SAB 104 is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superceded as a result of the issuance of Emerging Issues Task Force ("EITF") Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*. SAB 104 did not impact our consolidated financial statements.

In May 2003, FASB issued Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS No. 150"). This statement established principles for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Previously, many of those instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and

otherwise is effective at the beginning of the interim period beginning after June 15, 2003. The initial adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

In April 2003, FASB issued Statement 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS No. 149"). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"). SFAS No. 149 improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as defined by SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, and (4) amends certain other existing pronouncements. These changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and the adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.

In January 2003, FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), an interpretation of Accounting Research Bulletin ("ARB") 51. FIN 46 provides guidance on identifying entities for which control is achieved through means other than through voting rights, variable interest entities ("VIE"), and how to determine when and which business enterprises should consolidate the VIE. In addition, FIN 46 requires both the primary beneficiary and all other enterprises with significant variable interests in VIE to make additional disclosures. The transitional disclosure requirements are required for all financial statements initially issued after January 31, 2003. The consolidation provisions of FIN 46 are effective immediately for variable interests in VIE created after January 31, 2003. The FASB staff recently issued a FASB Staff Position ("FSP") which deferred the effective date of FIN 46 until reporting periods ending after March 15, 2004 for variable interests in VIE created before February 1, 2003. The adoption of FIN 46 did not have a material impact on our consolidated financial statements because our potential variable interests in VIE are our Investments in Unconsolidated Ventures.

In December 2002, FASB issued Statement 148, *Accounting for Stock-Based Compensation— Transition and Disclosure—an amendment of FAS 123* ("SFAS No. 148"). This statement provides alternative transition methods for a voluntary change to the fair value basis of accounting for stock-based employee compensation. However, SFAS No. 148 does not permit the use of the original SFAS No. 123 prospective method of transition for changes to fair value based methods made in fiscal years beginning after December 15, 2003. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No.123, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation, a description of the transition method utilized and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are to be applied for fiscal years ending after December 15, 2002. The new interim disclosure provisions are effective for the first interim period beginning after December 15, 2002. Effective January 1, 2003, we adopted the prospective method provisions of SFAS No. 148, which apply the recognition provisions of SFAS No. 123 to all employee stock options granted, modified or settled after January 1, 2003. The adoption of SFAS No. 148 did not have a material impact on our consolidated financial statements.

In November 2002, FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") (an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5, *Accounting for*

*Contingencies*. It requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee regardless of whether or not the guarantor receives separate identifiable consideration (i.e., a premium). We adopted the new disclosure requirements, effective beginning with our consolidated financial statements for the 2002 fiscal year. The initial recognition and measurement provisions of FIN 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our consolidated financial statements.

In July 2002, FASB issued Statement 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146"). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)* ("EITF No. 94-3"). It addresses when to recognize a liability for a cost associated with an exit or disposal activity including, but not limited to, termination benefits provided to current employees that are involuntarily terminated, costs to terminate a contract that is not a capital lease and costs to consolidate facilities or relocate employees. SFAS No. 146 does not apply to entities newly acquired in a business combination or with a disposal activity covered by FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144") or to costs associated with the retirement of long-lived assets covered by FASB Statement No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred and not at the date of an entity's commitment to a plan, as previously defined in EITF No. 94-3. The provisions of SFAS No. 146 have been and will continue to be applied for exit and disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our consolidated financial statements.

In April 2002, FASB issued Statement 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections* ("SFAS No. 145"). This statement rescinds FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt*. Debt extinguishments that do not meet the criteria for classification as extraordinary items prescribed in APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("Opinion 30"), should not be classified as extraordinary. The provisions of SFAS No. 145 have been and will continue to be applied in fiscal years beginning after May 15, 2002. Debt extinguishments that were classified as extraordinary in prior periods presented that do not meet the criteria of Opinion 30 for classification as an extraordinary item will be reclassified. We adopted SFAS No. 145, as required, effective January 1, 2003, and reclassified approximately $0.3 million from extraordinary loss to interest expense on our consolidated statements of income for the year ended December 31, 2002. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements.

Effective January 1, 2002, we adopted SFAS No. 144. This statement addresses financial accounting and reporting for the impairment of long-lived assets and for the disposition of long-lived assets. SFAS No. 144 requires, among other things, that the primary assets and liabilities and the results of operations of real properties which have been sold during 2002 or thereafter, or otherwise qualify as held for sale (as defined by SFAS No. 144), be classified as discontinued operations and segregated in our Consolidated Statements of Income and Comprehensive Income and Balance Sheets. Properties classified as real estate held for sale generally represent properties that are under contract for sale and are expected to close within the next twelve months. SFAS No. 144 requires that the provisions of this statement be adopted prospectively. Accordingly, real estate designated as held for sale prior to January 1, 2002 will continue to be accounted for under the provisions of FASB Statement 121, *Accounting for the Impairment of Long-Lived Assets*, and the results of operations, including impairment, gains and losses, of these properties are included in income from continuing operations. Real estate

designated as held for sale subsequent to January 1, 2002 has been and will continue to be accounted for in accordance with the provisions of SFAS No. 144 and the results of operations of these properties are included in income from discontinued operations. We have restated prior periods for comparability, as required.

## Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and the accompanying notes thereto. Historical results and percentage relationships set forth in the Consolidated Statements of Income and Comprehensive Income contained in the Consolidated Financial Statements and accompanying notes, including trends which might appear, should not be taken as indicative of future operations.

On January 3, 2003, we acquired a portfolio of seven grocery-anchored neighborhood shopping centers located in Michigan (collectively, the "Spartan Acquisition"). Accordingly, our results of operations for the years ended December 31, 2004 and December 31, 2003 include the results of operations of the properties acquired in the Spartan Acquisition.

On December 12, 2002, we acquired a portfolio of 57 community and neighborhood shopping centers from Equity Investment Group, a private retail-focused REIT. The acquisition of one additional shopping center from Equity Investment Group was completed on January 3, 2003 (collectively, the "EIG Acquisition"). Accordingly, our results of operations for the years ended December 31, 2004, 2003 and 2002 include the results of operations of the properties acquired in the EIG Acquisition.

On March 1, 2002, we acquired a portfolio of 92 community and neighborhood shopping centers (the "CenterAmerica Acquisition") from CenterAmerica Property Trust, L.P., a private company majority owned by Morgan Stanley Real Estate Fund II. As part of the acquisition, we also acquired a 10% managing membership interest in a joint venture with a private U.S. pension fund. Accordingly, our results of operations for the years ended December 31, 2004, 2003 and 2002 include the results of operations from the properties acquired in the CenterAmerica Acquisition.

In addition to the Spartan Acquisition, the EIG Acquisition and the CenterAmerica Acquisition, we acquired 21 individual properties during 2004, 2003 and 2002. During 2004, we acquired 11 shopping centers (New Britain Village Square, Elk Grove Town Center, Florence Square, Stockbridge Village, Starlite Plaza, Village Center, Annex of Arlington, Marketplace, The Shoppes at Southside, and Silver Pointe), 11 acres of unimproved land known as Unity Plaza, the remaining 50% interest in Clearwater Mall, a shopping center in which we owned the other 50% interest, and the remaining 50% interest in The Market at Preston Ridge, a shopping center in which we owned the other 50% interest (collectively, "2004 Acquisitions"). During 2003, we also acquired three other shopping centers (Panama City Square, Harpers Station and Dickson City Crossings) and the remaining 50% interest in Vail Ranch II that we did not already own (collectively, "2003 Other Acquisitions"). During 2002, we also acquired three other shopping centers (Superior Marketplace, Whitestown Plaza and Midway Market Square) (collectively, "2002 Other Acquisitions"). Accordingly, our results of operations for the years ended December 31, 2004, 2003 and 2002 include the results of operations of the 2004 Acquisitions, the 2003 Other Acquisitions and the 2002 Other Acquisitions.

In accordance with the provisions of FIN 46, our consolidated results of operations for the year ended December 31, 2004 include the results of operations of certain of our joint ventures, as applicable (collectively, "FIN 46 Consolidation Adjustments"), which were previously accounted for under the equity method.

In accordance with the provisions of SFAS No. 144, the results of operations of properties that have been disposed of (by sale, by abandonment, or in a distribution to owners) or classified as held for sale must be classified as discontinued operations and segregated in our Consolidated Statements of

Income and Comprehensive Income. Therefore, results of operations from prior periods have been restated to reflect the current pool of disposed of or held for sale assets.

## Results of Operations for the Twelve Months Ended December 31, 2004 and 2003

### Revenues:

Total rental revenues increased $24.8 million, or 5%, from $470.7 million in 2003 to $495.5 million in 2004. Significant changes are discussed below.

Rental income increased $24.8 million, or 7%, from $364.7 million in 2003 to $389.5 million in 2004. The following factors accounted for this variance:

- 2004 Acquisitions, which increased rental income by approximately $16.5 million

- 2003 Other Acquisitions, which increased rental income by approximately $4.5 million

- FIN 46 Consolidation Adjustments, which increased rental income by approximately $1.3 million

- Increases in occupancy and rental rates, which increased rental income by approximately $4.5 million

- Increased specialty rent, which increased rental income by approximately $0.3 million

- Increased capitalization with respect to our redevelopment projects, which decreased rental income by approximately $1.6 million

- Decreased cost of living adjustments, which accounted for the balance of the variance

Percentage rents decreased $0.3 million, or 4%, from $6.9 million in 2003 to $6.6 million in 2004. The following factors accounted for this variance:

- 2003 Other Acquisitions, which increased percentage rents by approximately $0.1 million

- A general decrease in tenants' sales, compounded by a general increase in rental rates on renewal leases in lieu of percentage rent provisions, which accounted for the balance of the variance

Expense reimbursements increased $0.3 million, or 0.3%, from $99.1 million in 2003 to $99.4 million in 2004. The following factors accounted for this variance:

- 2004 Acquisitions, which increased expense reimbursements by approximately $3.6 million

- 2003 Other Acquisitions, which increased expense reimbursements by approximately $0.9 million

- FIN 46 Consolidation Adjustments, which increased expense reimbursements by approximately $0.2 million

- A general decrease in the amount of reimbursable real estate taxes, which decreased expense reimbursements by approximately $1.0 million

- A general decrease in the amount of reimbursable property operating expenses, which decreased expense reimbursements by approximately $3.3 million

- Increased capitalization with respect to our redevelopment projects, which accounted for the balance of the variance

### Operating Expenses:

Total operating expenses increased $15.6 million, or 6%, from $251.4 million in 2003 to $267.0 million in 2004. Significant changes are discussed below.

Operating costs decreased $2.7 million, or 3%, from $89.0 million in 2003 to $86.3 million in 2004. The following factors accounted for this variance:

- FIN 46 Consolidation Adjustments, which increased operating costs by approximately $0.3 million

- 2004 Acquisitions, which increased operating costs by approximately $2.5 million

- 2003 Other Acquisitions, which increased operating costs by approximately $0.7 million

- Combined increases in repairs and utility expenses, which increased operating costs by approximately $0.7 million

- Decreased insurance expense attributable to lower premiums under our renewed policy that went into effect in April 2004, which decreased operating costs by approximately $4.1 million

- Decreased snow removal costs attributable to unusually harsh winter conditions during 2003, which decreased operating costs by approximately $1.0 million

- Decreased professional fees, which decreased operating costs by approximately $0.4 million

- Increased capitalization with respect to our redevelopment projects, which decreased operating costs by approximately $1.4 million

Real estate and other taxes increased $3.0 million, or 5%, from $58.8 million in 2003 to $61.8 million in 2004. The following factors accounted for this variance:

- FIN 46 Consolidation Adjustments, which increased real estate and other taxes by approximately $0.1 million

- 2004 Acquisitions, which increased real estate and other taxes by approximately $2.6 million

- 2003 Other Acquisitions, which increased real estate and other taxes by approximately $0.6 million

- Property tax rate decreases at certain municipalities, combined with lower assessments at certain properties, which accounted for the balance of the variance

Depreciation and amortization increased $13.3 million, or 17%, from $76.1 million in 2003 to $89.4 million in 2004. The following factors accounted for this variance:

- 2004 Acquisitions, which increased depreciation and amortization by approximately $6.2 million

- 2003 Other Acquisitions, which increased depreciation and amortization by approximately $1.4 million

- Increased amortization expense attributable to deferred lease acquisition expenses, which increased depreciation and amortization by approximately $1.9 million

- Increased depreciation expense on properties previously under redevelopment, combined with increased depreciation expense on tenant improvements made in 2004, which increased depreciation and amortization by approximately $3.8 million

Provision for doubtful accounts increased $2.5 million, or 33%, from $7.6 million in 2003 to $10.1 million in 2004. The following factors accounted for this variance:

- 2004 Acquisitions, which increased provision for doubtful accounts by approximately $0.2 million

- 2003 Other Acquisitions, which in the aggregate increased provision for doubtful accounts by approximately $0.1 million

- Increased reserves taken in anticipation of the redevelopment of certain assets, a more conservative approach to overall reserves and higher recoveries of previously reserved amounts in 2003, which increased provision for doubtful accounts by approximately $2.2 million

General and administrative expenses decreased $0.3 million, or 2%, from $19.8 million in 2003 to $19.5 million in 2004. The following factors accounted for this variance:

- Increased payroll related expenses attributable to increased personnel, which increased general and administrative expenses by approximately $1.4 million

- Increased professional fees, primarily attributable to costs incurred in connection with complying with regulations under the Sarbanes-Oxley Act of 2002, which increased general and administrative expenses by approximately $0.7 million

- Combined increases in utilities, travel and promotion expenses and depreciation expense on non-real estate assets, which increased general and administrative expenses by approximately $0.7 million

- Decreased legal expenses, resulting primarily from reserves taken for a specific tenant litigation in 2003, which decreased general and administrative expenses by approximately $2.5 million

- Increased cost allocations, which accounted for the balance of the variance

*Other Income and Expenses:*

Interest, dividend and other income decreased $1.1 million, or 12%, from $9.4 million in 2003 to $8.3 million in 2004. The following factors accounted for this variance:

- 2004 Acquisitions, which increased interest, dividend and other income by approximately $0.4 million

- Combined increases in management fee revenue and development fee revenue, which increased interest, dividend and other income by approximately $1.0 million

- The payoff of certain notes receivable, which decreased interest, dividend and other income by approximately $0.5 million

- The payoff of certain employee loans receivable, which decreased interest, dividend and other income by approximately $0.2 million

- The payoff of a letter of credit on which we were earning fee income, which decreased interest, dividend and other income by approximately $1.4 million

- Lower rates of return on certain investments, which accounted for the balance of the variance

Equity in income of unconsolidated ventures decreased $1.9 million, or 56%, from $3.4 million in 2003 to $1.5 million in 2004. The following factors accounted for this variance:

- FIN 46 Consolidation Adjustments, which decreased equity in income of unconsolidated ventures by approximately $1.8 million

- Increased operating performance by the NP / I&G Institutional Retail Company, LLC joint venture, primarily attributable to the acquisition of five new properties during 2004, which increased equity in income of unconsolidated ventures by approximately $1.1 million

- A full year of operating performance by the Arapahoe Crossings, LP joint venture, which began operations on September 31, 2003, which increased equity in income of unconsolidated ventures by approximately $0.5 million

31

- A $0.6 million gain on the sale of Flamingo Falls, a property owned by the CA New Plan Venture Fund, which was recorded in the second quarter of 2003

- A $0.2 million loss on the sale of Fruitland Plaza, a property owned by Benbrooke Ventures, which was recorded in the first quarter of 2004

- Lower operating performance by the Preston Ridge joint venture, which accounted for the balance of the variance

Interest expense increased $4.4 million, or 4%, from $101.6 million in 2003 to $106.0 million in 2004. The following factors accounted for this variance:

- A net increase in the amount of public debt outstanding, primarily attributable to the 2004 Debt Offering, our public offering of $100.0 million aggregate principal amount of 3.75% convertible senior notes on May 19, 2003 ("the Convertible Debt Offering"), and our public offering of $50.0 million of 5.50% medium-term notes on November 20, 2003, partially offset by the repayment of $75.0 million of our 6.875% medium-term notes and $49.0 million of our 7.33% medium-term notes and lower relative rates on our new debt issuances, which increased interest expense by approximately $7.4 million

- Financing fees incurred in connection with the Convertible Debt Offering and the 2004 Debt Offering, which increased interest expense by approximately $0.2 million

- Increased amortization of debt issuance costs, primarily attributable to the write-off of costs associated with our previously existing revolving credit facility and secured term loan, which increased interest expense by approximately $1.1 million

- An increase in the balance outstanding under the Revolving Facility, partially offset by a lower interest rate on the Revolving Facility, which increased interest expense by approximately $0.5 million

- The refinancing of our previously existing senior unsecured term loan at a lower interest rate, which decreased interest expense by approximately $0.3 million

- A net decrease in the amount of mortgage debt outstanding, primarily attributable to the payoff of several mortgages, partially offset by the assumption of mortgages in connection with the 2004 Acquisitions and the 2003 Other Acquisitions, which decreased interest expense by approximately $0.7 million

- The repayment of the variable rate REMIC debt, which decreased interest expense by approximately $0.6 million

- Increased capitalization with respect to our redevelopment projects, which decreased interest expense by approximately $2.2 million

- Swap proceeds received, which decreased interest expense by approximately $1.0 million

*Discontinued Operations:*

Effective January 1, 2002, we adopted SFAS No. 144. This statement retains the requirement of APB Opinion 30 to report discontinued operations separately from continuing operations, and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. For the year ended December 31, 2004, such properties generated approximately $2.5 million, $0.1 million and $1.1 million in results of operations, impairment expense and gain on sale, respectively. For the year ended December 31, 2003, such properties generated approximately $6.6 million, $7.0 million and $4.0 million in results of

operations, impairment expense and gain on sale, respectively. Accordingly, these amounts have been classified as discontinued operations.

**Results of Operations for the Twelve Months Ended December 31, 2003 and 2002**

*Revenues:*

Total revenues increased $92.5 million, or 24%, from $378.2 million for in 2002 to $470.7 million in 2003. The major areas of change are discussed below.

Rental income increased $72.7 million, or 25%, from $292.0 million in 2002 to $364.7 million in 2003. The following factors accounted for this variance:

- The EIG Acquisition, which increased rental income by approximately $46.1 million

- The CenterAmerica Acquisition, which increased rental income by approximately $13.8 million

- The Spartan Acquisition, which increased rental income by approximately $5.2 million

- 2003 Other Acquisitions, which increased rental income by approximately $2.4 million

- 2002 Other Acquisitions, which increased rental income by approximately $4.3 million

- Combined increases in specialty rents and cost of living adjustments, which increased rental income by approximately $0.6 million

- Increases in occupancy and rental rates, which accounted for the balance of the variance

Percentage rents increased $0.6 million, or 10%, from $6.3 million in 2002 to $6.9 million in 2003. The following factors accounted for this variance:

- The EIG Acquisition, which increased percentage rents by approximately $0.4 million

- The CenterAmerica Acquisition, which increased percentage rents by approximately $0.7 million

- A general decrease in tenants' sales, which accounted for the balance of the variance

Expense reimbursements increased $19.2 million, or 24%, from $79.9 million in 2002 to $99.1 million in 2003. The following factors accounted for this variance:

- The EIG Acquisition, which increased expense reimbursements by approximately $11.5 million

- The CenterAmerica Acquisition, which increased expense reimbursements by approximately $4.2 million

- The Spartan Acquisition, which increased expense reimbursements by approximately $1.6 million

- 2003 Other Acquisitions, which increased expense reimbursements by approximately $0.6 million

- 2002 Other Acquisitions, which increased expense reimbursements by approximately $0.9 million

- A general increase in the amount of reimbursable real estate taxes, which increased expense reimbursements by approximately $1.4 million

- An increase in the amount of reimbursable insurance expenses, which increased expense reimbursements by approximately $1.8 million

- A general decrease in the amount of reimbursable property operating expenses, which decreased expense reimbursements by approximately $2.6 million

- Increased capitalization, which accounted for the balance of the variance

33

*Operating Expenses:*

Total operating expenses increased $51.5 million, or 26%, from $199.9 million in 2002 to $251.4 million in 2003. The major areas of change are discussed below.

Operating costs increased $24.3 million, or 38%, from $64.7 million in 2002 to $89.0 million in 2003. The following factors accounted for this variance:

- The EIG Acquisition, which increased operating costs by approximately $12.1 million

- The CenterAmerica Acquisition, which increased operating costs by approximately $4.8 million

- The Spartan Acquisition, which increased operating costs by approximately $0.9 million

- 2003 Other Acquisitions, which increased operating costs by approximately $0.4 million

- 2002 Other Acquisitions, which increased operating costs by approximately $0.8 million

- Increased insurance expense attributable to higher premiums under our renewed policy and our addition of a higher coverage terrorism clause, which increased operating costs by approximately $2.5 million

- Increased payroll related expenses, which increased operating costs by approximately $2.1 million

- Combined increases in snow removal costs, utilities, cleaning expenses, security expenses, professional fees and other expenses, which increased operating costs by approximately $3.4 million

- Increased capitalization of expenses, which decreased operating costs by approximately $2.1 million

- Combined decreases in repairs and office rent, which accounted for the balance of the variance

Real estate and other taxes increased $13.6 million, or 30%, from $45.2 million in 2002 to $58.8 million in 2003. The following factors accounted for this variance:

- The EIG Acquisition, which increased real estate and other taxes by approximately $7.6 million

- The CenterAmerica Acquisition, which increased real estate and other taxes by approximately $2.1 million

- The Spartan Acquisition, which increased real estate and other taxes by approximately $0.8 million

- 2003 Other Acquisitions, which increased real estate and other taxes by approximately $0.3 million

- 2002 Other Acquisitions, which increased real estate and other taxes by approximately $0.6 million

- Property tax rate increases at certain municipalities, combined with higher assessments at certain properties, which accounted for the balance of the variance

Depreciation and amortization increased $13.0 million, or 21%, from $63.1 million in 2002 to $76.1 million in 2003. The following factors accounted for this variance:

- The EIG Acquisition, which increased depreciation and amortization by approximately $8.1 million

- The CenterAmerica Acquisition, which increased depreciation and amortization by approximately $2.8 million

- The Spartan Acquisition, which increased depreciation and amortization by approximately $0.9 million

- 2003 Other Acquisitions, which increased depreciation and amortization by approximately $0.4 million

- 2002 Other Acquisitions, which increased depreciation and amortization by approximately $0.7 million

- Increased depreciation and amortization on properties previously under redevelopment, which accounted for the balance of the variance

Provision for doubtful accounts decreased $1.4 million, or 16%, from $9.0 million in 2002 to $7.6 million in 2003. The following factors accounted for this variance:

- The EIG Acquisition, which increased provision for doubtful accounts by approximately $1.5 million

- The Spartan Acquisition, which increased provision for doubtful accounts by approximately $0.1 million

- Reduced reserves attributable to the settlement of Kmart receivables, as well as lower write-offs, which accounted for the balance of the variance

General and administrative expenses increased $1.9 million, or 11%, from $17.9 million in 2002 to $19.8 million in 2003. The following factors accounted for this variance:

- The CenterAmerica Acquisition, which increased general and administrative expenses by approximately $0.1 million

- Increased payroll related expenses, primarily attributable to the establishment of our regional office structure in 2003, which increased general and administrative expenses by approximately $4.7 million

- Increased professional fees, primarily attributable to higher legal fees resulting from reserves taken for a specific tenant litigation, which increased general and administrative expenses by approximately $2.9 million

- Combined increases in office costs, utilities and travel and promotion expenses, primarily attributable to the establishment of our regional office structure in 2003, which increased general and administrative expenses by approximately $1.8 million

- Increased depreciation expense on non-real estate assets, which increased general and administrative expenses by approximately $0.2 million

- Decreased franchise tax, primarily attributable to reserves taken in 2002 for certain revised Pennsylvania tax legislation, which decreased general and administrative expenses by approximately $2.1 million

- Increased allocation of regional office costs to the individual property levels, which decreased general and administrative expenses by approximately $5.7 million

*Other Income and Expense:*

Interest, dividend and other income decreased $1.6 million, or 15%, from $11.0 million in 2002 to $9.4 million in 2003. This variance is primarily attributable to the loss of interest income from certain notes receivable, which were paid off during 2003.

Equity in income of unconsolidated ventures decreased $1.8 million, or 35%, from $5.2 million in 2002 to $3.4 million in 2003. This variance is primarily attributable to reduced income from our investment in the Preston Ridge joint venture—The Centre at Preston Ridge, in which our ownership percentage decreased to 25% from 50% on November 25, 2002.

Interest expense increased $8.3 million, or 9%, from $93.3 million in 2002 to $101.6 million in 2003. The following factors accounted for this variance:

- A net increase in the amount of mortgage debt outstanding, primarily attributable to mortgages assumed in connection with the EIG Acquisition, the CenterAmerica Acquisition, 2003 Other Acquisitions and 2002 Other Acquisitions, partially offset by the payoff of our variable rate REMIC, which increased interest expense by approximately $8.7 million

- An increase in the amount of public debt outstanding, primarily attributable to the Convertible Debt Offering, as well as our public offering of $250 million aggregate principal amount of 5.875% senior unsecured notes on June 11, 2002, which increased interest expense by approximately $7.3 million

- The refinancing of our previously existing senior unsecured term loan facility at a lower interest rate, compounded by a lower interest rate on our then existing revolving credit facility, which decreased interest expense by approximately $0.2 million

- The expiration of a two-year interest rate swap agreement in October 2002, compounded by payments received from our reverse arrears swap agreement, which decreased interest expense by approximately $3.6 million

- Increased capitalization with respect to our redevelopment projects, which decreased interest expense by approximately $0.5 million

- Reduced amortization of debt issuance costs, which decreased interest expense by approximately $2.2 million

- Lower financing fees, which decreased interest expense by approximately $0.9 million

- The write-off of the mortgage premium / discount resulting from the prepayment of two mortgages in 2002, which decreased interest expense by approximately $0.3 million

Impairment of real estate decreased $67.1 million, or 95%, from $70.6 million in 2002 to $3.5 million in 2003. In the fourth quarter of 2002, as part of the periodic assessment of our real estate properties relative to both the extent to which such assets are consistent with our long-term real estate investment objectives and the performance and prospects of each asset, we determined that our investment in one of our properties was impaired. Given the substantial culmination during the fourth quarter of 2002 of our non-core asset recycling program and therefore achievement of our goal relative to executing a product strategy focused on our core assets of community and neighborhood shopping centers, we reduced our anticipated holding period of certain of our remaining non-core assets. As a result of the reduction in the anticipated holding period, together with a reassessment of the anticipated future operating income of the properties and the effects of new competition and demand for the properties, we determined that our investment in Pointe Orlando was impaired and recorded an impairment of real estate of approximately $70.0 million, reducing the book value of this asset to $88.0 million.

### Discontinued Operations:

Effective January 1, 2002, we adopted SFAS No. 144. This statement retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations, and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in

a distribution to owners) or is classified as held for sale. For the year ended December 31, 2003, such properties generated approximately $6.6 million, $7.0 million and $4.0 million in results of operations, impairment expense and gain on sale, respectively. For the year ended December 31, 2002, such properties generated approximately $27.9 million, $36.9 million and $100.8 million in results of operations, impairment expense and gain on sale, respectively. Accordingly, these amounts have been classified as discontinued operations.

**Funds from Operations**

Funds from Operations ("FFO") is a widely used performance measure for real estate companies and is provided here as a supplemental measure of operating performance. We calculate FFO in accordance with the best practices described in the April 2002 National Policy Bulletin of the National Association of Real Estate Investment Trusts (the "White Paper"). The White Paper defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

On October 1, 2003, the National Association of Real Estate Investment Trusts ("NAREIT"), based on discussions with the SEC, provided revised guidance regarding the calculation of FFO. This revised guidance provides that impairments should not be added back to net income in calculating FFO and that original issuance costs associated with preferred stock that has been redeemed should be factored into the calculation of FFO. Prior to this pronouncement, we had added back impairments in calculating FFO, in accordance with prior NAREIT guidance, and had not factored in original issuance costs of preferred stock that had been redeemed in the calculation of FFO. We have revised our calculation of FFO in accordance with NAREIT's revised guidance in the table set forth below. Prior year amounts reflect the revised guidance.

Given the nature of our business as a real estate owner and operator, we believe that FFO is helpful to investors as a starting point in measuring our operational performance because it excludes various items included in net income that do not relate to or are not indicative of our operating performance such as gains (or losses) from sales of property and depreciation and amortization, which can make periodic and peer analyses of operating performance more difficult. However, it should be noted that there are certain items, such as impairments, that are included within the definition of FFO that do not relate to and are not indicative of our operating performance. Furthermore, FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance, is not an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, and is not indicative of funds available to fund our cash needs, including our ability to make distributions. Our computation of FFO may differ from the methodology utilized by other equity REITs to calculate FFO and, therefore, may not be comparable to such other REITs.

The following information is provided to reconcile net income, the most comparable GAAP number, to FFO, and to show the items included in our FFO for the past periods indicated (in thousands, except footnotes):

| | Year Ended December 31, 2004 | Year Ended December 31, 2003 | Year Ended December 31, 2002 |
|---|---|---|---|
| Net income available to common stockholders—diluted . . . . . | $ 113,266 | $ 108,776 | $ 108,678 |
| Deduct: | | | |
| Minority interest in income of consolidated partnership . . . . . | (796) | (1,555) | (642) |
| Net income available to common stockholders—basic . . . . . . | 112,470 | 107,221 | 108,036 |
| Add: | | | |
| Depreciation and amortization | | | |
|    Continuing operations real estate assets . . . . . . . . . . . . . . . | 89,394 | 76,113 | 63,139 |
|    Discontinued operations real estate assets . . . . . . . . . . . . | 1,184 | 2,000 | 7,085 |
|    Pro rata share of joint venture real estate assets . . . . . . . . | 1,629 | 1,016 | 1,405 |
| Deduct: | | | |
| Gain on sale of real estate (1) . . . . . . . . . . . . . . . . . . . . . . . | (1,217) | — | (202) |
| Gain on sale of discontinued operations (1) . . . . . . . . . . . . . | 5,622 | (1,534) | (98,876) |
| Pro rata share of joint venture loss (gain) on sale of real estate (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 433 | (643) | — |
| **Funds from operations—basic** . . . . . . . . . . . . . . . . . . . . . . | 209,515 | 184,173 | 80,587 |
| Add: | | | |
| Preferred A dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 1,587 |
| Minority interest in income of consolidated partnership . . . . . | 796 | 1,555 | 642 |
| **Funds from operations—diluted** . . . . . . . . . . . . . . . . . . . . . | $ 210,311 | $ 185,728 (2) | $ 82,816 (3) |
| Net cash provided by operating activities . . . . . . . . . . . . . . . | $ 220,726 | $ 197,752 | $ 229,685 |
| Net cash used in investing activities . . . . . . . . . . . . . . . . . . . | (253,065) | (123,029) | (426,952) |
| Net cash provided by (used in) financing activities . . . . . . . . | 34,303 | (77,923) | 198,632 |

Note—Preferred A shares have a dilutive effect for FFO calculations, but are anti-dilutive for earnings per share calculations. On July 15, 2002, we redeemed all Preferred A shares outstanding, resulting in the issuance of approximately 1.9 million shares of common stock. The redemption resulted in a one-time discount, which is reflected above in the year ended December 31, 2002.

(1) Excludes gain/loss on sale of land.

(2) As noted above, the calculation of FFO has been revised in accordance with revised NAREIT guidance. FFO for the year ended December 31, 2003 includes a deduction in FFO of approximately $10.5 million relating to impairments (which amounts previously were added back in the calculation of FFO, thereby increasing previously disclosed FFO by such amounts from that set forth above). FFO for the year ended December 31, 2003 also includes a deduction of approximately $0.6 million relating to the premium on our redemption of preferred stock in May 2003 (which amount previously was not factored in the calculation of FFO, thereby increasing previously disclosed FFO by such amount from that set forth above).

(3) As noted above, the calculation of FFO has been revised in accordance with revised NAREIT guidance. As a result, the revised calculation of FFO for the year ended December 31, 2002 now reflects changes from previously disclosed FFO for such period, consisting of (i) an increase in

FFO of approximately $7.0 million relating to the discount on our redemption of preferred stock in July 2002 (which amount previously was not included in the calculation of FFO, thereby decreasing previously disclosed FFO by such amount from that set forth above) for the year ended December 31, 2002, and (ii) a decrease in FFO of approximately $107.6 million for impairments (which amounts previously were added back in the calculation of FFO, thereby increasing previously disclosed FFO by such amounts from that set forth above) for the year ended December 31, 2002.

## Liquidity and Capital Resources

As of December 31, 2004, we had approximately $11.0 million in available cash, cash equivalents and marketable securities. As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders on an annual basis. Therefore, as a general matter, it is unlikely that we will have any substantial cash balances that could be used to meet our liquidity needs. Instead, these needs must be met from cash generated from operations and external sources of capital.

As of December 31, 2004, approximately $54.0 million was available for draw under the Revolving Facility. As of February 28, 2005, taking into account the pay-down of the Revolving Facility with net proceeds from the 2005 Debt Offering and draws under the Revolving Facility subsequent to December 31, 2004, the amount available for draw under the Revolving Facility was approximately $109.0 million.

### *Short-Term Liquidity Needs*

Our short-term liquidity requirements consist primarily of funds necessary to pay for operating and other expenses directly associated with our portfolio of properties (including regular maintenance items), interest expense and scheduled principal payments on our outstanding debt, capital expenditures incurred to facilitate the leasing of space (*e.g.*, tenant improvements and leasing commissions), capital expenditures incurred in our development and redevelopment projects, and quarterly dividends and distributions that we pay to our common and preferred stockholders and holders of partnership units in a partnership that we control. We believe that cash generated from operations and borrowings under the Revolving Facility will be sufficient to meet our short-term liquidity requirements; however, there are certain factors that may have a material adverse effect on our cash flow.

We derive substantially all of our revenue from tenants under existing leases at our properties. Therefore, our operating cash flow is dependent on the rents that we are able to charge to our tenants, and the ability of these tenants to make their rental payments. We believe that the nature of the properties in which we typically invest—primarily community and neighborhood shopping centers—provides a more stable revenue flow in uncertain economic times, because even in difficult economic times consumers still need to purchase basic living essentials such as food and soft goods. However, general economic downturns, or economic downturns in one or more markets in which we own properties, still may adversely impact the ability of our tenants to make lease payments and our ability to re-lease space on favorable terms as leases expire. In either of these instances, our cash flow would be adversely affected. We are not currently aware of any pending tenant bankruptcies that are likely to materially affect our aggregate rental revenues.

On February 21, 2005, Winn-Dixie Stores filed for bankruptcy protection under Chapter 11 of the federal bankruptcy laws. Prior to the bankruptcy filing, Winn-Dixie Stores leased space at 22 of our shopping centers. Winn-Dixie Stores has since rejected the leases at two locations. The 20 non-rejected leases include one lease location that was previously assigned to a third party.

The remaining 19 locations, which include four leases at properties held in a joint venture in which we have a 10% interest, are all currently physically occupied and aggregate (including our pro rata share of the joint venture properties) approximately 719,000 square feet of gross leasable area and

represent approximately $4.5 million of annual base rent, or approximately $6.26 per square foot. This represents approximately 1.1% of our total annual base rent.

Under federal bankruptcy laws, Winn-Dixie Stores can affirm or reject its 19 remaining leases with us. It could also seek to receive rent reductions or deferrals or other lease modifications from us. At this time, Winn-Dixie Stores has not announced its plans with respect to these 19 remaining leases. In the event that leases are terminated, we would seek to re-lease those spaces to new tenants. In some cases, we believe we could re-lease the space currently occupied by Winn-Dixie Stores on terms that would be at least as favorable as the current lease with Winn-Dixie Stores. In other cases, however, we may not be able to achieve the rental rates that Winn-Dixie Stores is currently paying. It may also take a significant amount of time to re-lease any space vacated by Winn-Dixie Stores, during which period we would not be collecting any rent for that space. In addition, if Winn-Dixie Stores terminates additional leases, other tenants at the effected properties may have the right to terminate their leases with us, or to pay less rent that they currently pay.

If Winn-Dixie Stores terminates a substantial number of leases with us, or if Winn-Dixie Stores receives a substantial rent reductions or deferrals, it will adversely affect our rental revenues, and the impact may be material. In addition, Winn-Dixie Stores' termination of leases or closure of stores could result in lease terminations or reductions in rent by other tenants in the same shopping centers, the impact of which could be material to us.

We do not believe that there are any other pending tenant bankruptcies that are likely to materially affect our rental revenues.

We may acquire large portfolios of community and neighborhood shopping centers, either through direct acquisitions or business combinations. While we believe that the cash generated by any newly-acquired properties will more than offset the operating and interest expenses associated with those properties, it is possible that the properties may not perform as well as expected and as a result, our cash needs may increase. In addition, there may be other costs incurred as a result of the acquisition of properties, including increased general and administrative costs while we assimilate the properties into our operating system.

In some cases, we have invested as a co-venturer or partner in the development or redevelopment of new properties, instead of developing projects directly. Pursuant to the terms of two of our joint venture agreements, we have agreed to contribute up to an aggregate of $14.6 million of additional capital that may be required by such joint ventures. We expect to fund the additional capital required by these joint ventures either out of excess cash from operations, or through draws on the Revolving Facility.

We completed 30 redevelopment projects in 2004, the aggregate cost of which (including costs incurred in prior years on these projects) was approximately $87.4 million. Our current redevelopment pipeline is comprised of an additional 32 redevelopment projects, the aggregate future cost of which is expected to be approximately $84.7 million. We also redevelop properties held in our joint ventures and our current pipeline for such properties is comprised of three redevelopment projects, the aggregate future cost of which is expected to be approximately $9.7 million. We also have two new development projects underway, the aggregate future cost of which is expected to be approximately $12.3 million. In addition, we have three outparcel development projects underway, the aggregate future cost of which is expected to be approximately $3.2 million. We intend on financing our redevelopment projects, our joint venture redevelopment projects, our new development projects and our outparcel development projects through cash from operations or draws on the Revolving Facility.

We regularly incur significant expenditures in connection with the re-leasing of our retail space, principally in the form of tenant improvements and leasing commissions. The amounts of these expenditures can vary significantly, depending on negotiations with tenants and the willingness of

tenants to pay higher base rents over the life of the leases. We expect to pay for these capital expenditures out of excess cash from operations or, to the extent necessary, through draws on the Revolving Facility. We believe that a significant portion of these expenditures is recouped in the form of continuing lease payments.

We have established a stock repurchase program under which we may repurchase up to $75 million of our outstanding common stock through periodic open market transactions or through privately negotiated transactions. We did not repurchase any shares of common stock under this program in 2004 or 2003. In light of current market conditions, we do not anticipate effecting additional stock repurchases in the near future, although we could reevaluate this determination at any time based on market conditions.

We have also established a repurchase program under which we may repurchase up to $125 million of our outstanding preferred stock and public debt through periodic open market transactions or through privately negotiated transactions. As of December 31, 2004, no purchases had been made under this program.

The current quarterly dividend on our common stock is $0.4125 per share. We also pay regular quarterly dividends on our preferred stock. The maintenance of these dividends is subject to various factors, including the discretion of our Board of Directors, our ability to pay dividends under Maryland law, the availability of cash to make the necessary dividend payments and the effect of REIT distribution requirements, which require at least 90% of our taxable income to be distributed to stockholders. We also make regular quarterly distributions on units in a partnership that we control.

In addition, under the Revolving Facility and the Secured Term Loan, we are restricted from paying common stock dividends that would exceed 95% of our Funds From Operations (as defined in the applicable debt agreement) during any four-quarter period.

*Long-Term Liquidity Needs*

Our long-term liquidity requirements consist primarily of funds necessary to pay for the principal amount of our long-term debt as it matures, significant non-recurring capital expenditures that need to be made periodically at our properties and the costs associated with acquisitions of properties that we pursue. Historically, we have satisfied these requirements principally through the most advantageous source of capital at the time, which has included the incurrence of new debt through borrowings (through public offerings of unsecured debt and private incurrence of secured and unsecured debt), sales of common and preferred stock, capital raised through the disposition of assets, repayment by third parties of notes receivable and joint venture capital transactions. We believe that these sources of capital will continue to be available in the future to fund our long-term capital needs; however, there are certain factors that may have a material adverse effect on our ability to access these capital sources.

Our ability to incur additional debt is dependent upon a number of factors, including our degree of leverage, the value of our unencumbered assets, our credit rating and borrowing restrictions imposed by existing lenders. Currently, we have investment grade credit ratings for prospective unsecured debt offerings from three major rating agencies—Standard & Poor's (BBB), Moody's Investor Service (Baa2) and Fitch Ratings (BBB+). A downgrade in outlook or rating by a rating agency can occur at any time if the agency perceives an adverse change in our financial condition, results of operations or ability to service debt. If such a downgrade occurs, it would increase the interest rate currently payable under our existing credit facilities, it likely would increase the costs associated with obtaining future financing, and it potentially could adversely affect our ability to obtain future financing.

Based on an internal evaluation, the estimated value of our properties is above the outstanding amount of mortgage debt encumbering the properties. Therefore, at this time, we believe that additional financing could be obtained, either in the form of mortgage debt or additional unsecured

borrowings, and without violating the financial covenants contained in our existing debt agreements. In January 2005, we issued $100.0 million of unsecured notes in the 2005 Debt Offering, net proceeds of which were used to repay a portion of the borrowings outstanding under the Revolving Facility. In 2004, we increased the borrowed amount under the Secured Term Loan from $100.0 million to $150.0 million, and we issued $150.0 million of unsecured notes in the 2004 Debt Offering. Net proceeds from the 2004 Debt Offering were used to repay a portion of the borrowings outstanding under our then existing revolving credit facility. In 2003, we entered into the Secured Term Loan and issued an aggregate of $165.0 million of unsecured notes in the Convertible Debt Offering and the Medium-Term Notes Offering.

Our ability to raise funds through sales of common stock and preferred stock is dependent on, among other things, general market conditions for REITs, market perceptions about our company and the current trading price of our stock. We will continue to analyze which source of capital is most advantageous to us at any particular point in time, but the equity markets may not be consistently available on attractive terms.

We have selectively effected asset sales to generate cash proceeds over the last two years. In particular, in 2004, we generated an aggregate of approximately $57.9 million in gross proceeds, including approximately $8.5 million represented by a purchase money note issued in connection with the sale of Factory Merchants Barstow, through the culling of non-core and non-strategic properties and the transfer of one property to a joint venture. In addition, we generated approximately $4.3 million in gross proceeds from the disposition of certain properties held through joint ventures. In 2003, we generated an aggregate of approximately $117.1 million in gross proceeds from the culling of non-core and non-strategic properties and approximately $4.6 million in gross proceeds from the sale of certain properties held through our joint ventures. Our ability to generate cash from asset sales is limited by market conditions and certain rules applicable to REITs. Our ability to sell properties in the future in order to raise cash will necessarily be limited if market conditions make such sales unattractive.

The following table summarizes all of our known contractual cash obligations, excluding interest, to pay third parties as of December 31, 2004 (dollars in thousands):

| Contractual Cash Obligations | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
|---|---|---|---|---|---|
| Long-Term Debt (1) | $1,952,122 | $140,233 | $810,736 | $380,736 | $620,417 |
| Capital Lease Obligations | 28,234 | 353 | 762 | 820 | 26,299 |
| Operating Leases | 49,483 | 1,853 | 4,363 | 4,579 | 38,688 |
| Total | $2,029,839 | $142,439 | $815,861 | $386,135 | $685,404 |

(1) Long-term debt includes scheduled amortization and scheduled maturities for mortgage loans, notes payable and credit facilities.

On January 13, 2005, we completed the 2005 Debt Offering. Net proceeds from the offering (approximately $99.3 million) were used to repay a portion of the borrowings outstanding under the Revolving Facility. We intend to repay $100.0 million issued under our medium-term note program that matures in April 2005, as well as the balance of the mortgages due in 2005 (approximately $24.8 million), either through draws under the Revolving Facility, from proceeds generated through the sale of assets or from the proceeds generated through the issuance of public or private secured or unsecured debt, or a combination thereof. We anticipate repaying the balance of the 2005 contractual cash obligations, which consists primarily of scheduled amortization, through draws under the Revolving Facility.

On June 29, 2004, we amended our existing $350 million unsecured revolving credit facility. The Revolving Facility matures on June 29, 2007, with a one-year extension option. As of December 31, 2004, the Revolving Facility bore interest at LIBOR plus 65 basis points, based on our then current debt rating. In addition, we incur an annual facility fee of 20 basis points on this facility.

On June 29, 2004, we also amended our $100 million secured term loan facility, increasing the loan amount to $150 million. The Secured Term Loan matures on June 29, 2007. As of December 31, 2004, the Secured Term Loan bore interest at LIBOR plus 85 basis points, based on our then current debt rating.

The following table summarizes certain terms of our existing credit facilities as of December 31, 2004:

| Loan | Amount Available to be Drawn (in thousands) | Amount Drawn as of December 31, 2004 (in thousands) | Current Interest Rate (1) | Maturity Date |
|---|---|---|---|---|
| Revolving Facility ... | $350,000 | $296,000 | LIBOR plus 65 bp (2) | June 29, 2007 |
| Secured Term Loan .. | 150,000 | 150,000 | LIBOR plus 85 bp | June 29, 2007 |
| Total............ | $500,000 | $446,000 | | |

(1) We incur interest using a 30-day LIBOR rate, which was 2.40% at December 31, 2004.

(2) We also incur an annual facility fee of 20 basis points on this facility.

The Revolving Facility and the Secured Term Loan require that we maintain certain financial coverage ratios. These coverage ratios currently include:

- net operating income of unencumbered assets to interest on unsecured debt ratio of at least 2:1

- EBITDA to fixed charges ratio of at least 1.75:1

- minimum tangible net worth of approximately $1.3 billion

- total debt to total adjusted assets of no more than 57.5%

- total secured debt to total adjusted assets of no more than 40%

- unsecured debt to unencumbered assets value ratio of no more than 55%

- book value of ancillary assets to total adjusted assets of no more than 25%

- book value of new construction assets to total adjusted assets of no more than 15%

- Funds from Operations (as defined in the applicable debt agreement) payout ratio no greater than 95%

Under the terms of each of the Revolving Facility and the Secured Term Loan, the respective covenants will be modified to be consistent with any more restrictive covenant contained in any other existing or new senior unsecured credit facility that we enter into. The Secured Term Loan also contains certain financial covenants relating to the operating performance of certain properties that collateralize the Secured Term Loan.

As of December 31, 2004, we had also issued approximately $1.0 billion of indebtedness, excluding the impact of unamortized discounts, under five public indentures, having a weighted average interest rate of 6.1%. These indentures also contain covenants that require us to maintain certain financial coverage ratios. These covenants are generally less onerous than the covenants contained in our existing credit facilities, as described above.

As of December 31, 2004, we were in compliance with all of the financial covenants under our existing credit facilities and public indentures, and we believe that we will continue to remain in compliance with these covenants. However, if our properties do not perform as expected, or if unexpected events occur that require us to borrow additional funds, compliance with these covenants may become difficult and may restrict our ability to pursue certain business initiatives. In addition, these financial covenants may restrict our ability to pursue particular acquisition transactions (for example, acquiring a portfolio of properties that is highly leveraged) and could significantly impact our ability to pursue growth initiatives.

In addition to our existing credit facilities and public indebtedness, we had approximately $531.1 million of mortgage debt outstanding, excluding the impact of unamortized premiums, as of December 31, 2004, having a weighted average interest rate of 7.4% per annum.

**Off-Balance Sheet Arrangements**

We do not believe that we currently have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

However, in a few cases, we have made commitments to provide funds to unconsolidated joint ventures under certain circumstances. The liabilities associated with these joint ventures do not show up as liabilities on our consolidated financial statements.

The following is a brief summary of the unconsolidated joint venture obligations that we have as of December 31, 2004, and in which we expect to make additional capital contributions to the joint venture:

- *CA New Plan Venture Fund.* We, together with a third-party institutional investor, have an investment in a joint venture which owned 14 operating retail properties and three retail properties under redevelopment as of December 31, 2004. Under the terms of this joint venture, we have a 10% interest in the venture, and are responsible for contributing our pro rata share of any capital that might be required by the joint venture, up to a maximum amount of $8.3 million, of which approximately $5.7 million had been contributed by us as of December 31, 2004. We anticipate contributing the remaining $2.6 million during 2005. The joint venture had loans outstanding of approximately $130.0 million as of December 31, 2004. As of December 31, 2004, the book value of our investment in CA New Plan Venture Fund was approximately $7.0 million.

- *NP/I&G Institutional Retail Company, LLC.* In November 2003, we formed a strategic joint venture with JPMorgan Fleming Asset Management to acquire high-quality institutional grade community and neighborhood shopping centers on a nationwide basis. The joint venture owned six retail properties as of December 31, 2004. Under the terms of this joint venture, we have a 20% interest in the venture and are responsible for contributing our pro rata share of any capital that might be required by the joint venture, up to a maximum amount of $30.0 million, of which we have contributed approximately $12.5 million as of December 31, 2004. We anticipate contributing the remaining $17.5 million during 2005. The joint venture had loans outstanding of approximately $115.9 million as of December 31, 2004. As of December 31, 2004, the book value of our investment in the NP/I&G Institutional Retail Company, LLC was approximately $12.5 million.

The following is a brief summary of the other unconsolidated joint venture obligations that we have as of December 31, 2004. Although we have agreed to contribute certain amounts of capital that

may be required by these joint ventures, as more fully described below, we do not expect that any significant capital contributions to the following joint ventures will be required.

- *Arapahoe Crossings, LP.* On September 30, 2003, a U.S. partnership comprised substantially of foreign investors purchased a 70% interest in Arapahoe Crossings, reducing our ownership interest from 100% to 30%. Under the terms of this joint venture, we have agreed to contribute our pro rata share of any capital that might be required by the joint venture. The joint venture had loans outstanding of approximately $49.2 million as of December 31, 2004. As of December 31, 2004, the book value of our investment in Arapahoe Crossings, LP was approximately $6.7 million.

- *Preston Ridge.* We have investments in various joint ventures that own a community shopping center (The Centre at Preston Ridge) and parcels of undeveloped land in Frisco, Texas. As of December 31, 2004, the combined book value of our investment in The Centre at Preston Ridge and the undeveloped land parcels was approximately $5.7 million.

  - *The Centre at Preston Ridge.* Under the terms of this joint venture, we have a 25% interest in a venture that owns The Centre at Preston Ridge. We have agreed to contribute our pro rata share of any capital that might be required by the joint venture. The joint venture had loans outstanding of approximately $69.3 million as of December 31, 2004.

  - *Undeveloped Land Parcels.* We have a 50% interest in a joint venture that owns approximately 38.6 acres of undeveloped land in Frisco, Texas. We have agreed to contribute our pro rata share of any capital that might be required by the joint venture. The joint venture had no loans outstanding as of December 31, 2004.

In addition, as of December 31, 2004, we had investments in two joint ventures (Benbrooke Ventures and BPR West) which have been included as consolidated entities in our financial statements in accordance with the provisions of FIN 46.

*Other Funding Obligations*

In addition to the joint venture obligations described above, we also had the following contingent contractual obligations as of December 31, 2004, none of which we believe will materially adversely affect us:

- *Letters of Credit.* We have arranged for the provision of three separate letters of credit in connection with certain property related matters. If these letters of credit are drawn, we will be obligated to reimburse the providing bank for the amount of the draw. As of December 31, 2004, there was no balance outstanding under any of the letters of credit. If the letters of credit were fully drawn, the combined maximum amount of exposure would be approximately $3.5 million.

- *Non-Recourse Debt Guarantees.* Under certain of our non-recourse loans and those of our joint ventures, we could, under certain circumstances, be responsible for portions of the mortgage indebtedness in connection with certain customary non-recourse carve out provisions such as environmental conditions, misuse of funds and material misrepresentations. As of December 31, 2004, we had mortgage loans outstanding of approximately $551.5 million and our joint ventures had mortgage loans outstanding of approximately $364.7 million.

- *Leasing Commitments.* We have entered into leases, as lessee, in connection with ground leases for shopping centers which we operate, an office building which we sublet, and our administrative office space. These leases are accounted for as operating leases. The minimum

annual rental commitments for these leases during the next five fiscal years and thereafter are approximately as follows (in thousands):

| Year | |
| --- | --- |
| 2005 | $ 1,853 |
| 2006 | 1,948 |
| 2007 | 2,415 |
| 2008 | 2,299 |
| 2009 | 2,280 |
| Thereafter | 38,688 |

For a discussion of other factors which may adversely affect our liquidity and capital resources, please see the section titled "Risk Factors" in Item I of this Annual Report on Form 10-K.

**Inflation**

The majority of our leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions contain clauses enabling us to receive percentage rents, which generally increase as prices rise but may be adversely impacted by tenant sales decreases, and/or escalation clauses which are typically related to increases in the consumer price index or similar inflation indices. In addition, we believe that many of our existing lease rates are below current market levels for comparable space and that upon renewal or re-rental such rates may be increased to be consistent with, or get closer to, current market rates. This belief is based upon an analysis of relevant market conditions, including a comparison of comparable market rental rates, and upon the fact that many of our leases have been in place for a number of years and may not contain escalation clauses sufficient to match the increase in market rental rates over such time. Most of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. In addition, we periodically evaluate our exposure to interest rate fluctuations, and may enter into interest rate protection agreements which mitigate, but do not eliminate, the effect of changes in interest rates on our floating rate loans.

In the normal course of business, we also face risks that are either non-financial or non-qualitative. Such risks principally include credit risks and legal risks.

**Item 7A.** *Quantitative and Qualitative Disclosures about Market Risk*

As of December 31, 2004, we had approximately $24.8 million of outstanding floating rate mortgages. We also had approximately $446.0 million outstanding under floating rate credit facilities. We do not believe that the interest rate risk represented by our floating rate debt is material as of December 31, 2004, in relation to our $2.0 billion of outstanding total debt, our $3.8 billion of total assets and our $5.1 billion total market capitalization as of that date. In addition, as discussed below, we have converted $65.0 million of fixed rate borrowings to floating rate borrowings through the use of a hedging agreement.

As of December 31, 2004, we had entered into nine hedging agreements: two reverse arrears swap agreements and seven forward starting swaps. The two reverse arrears swap agreements effectively convert the interest rate on $65.0 million of debt from a fixed rate to a blended floating rate of 30 basis points over the six-month LIBOR rate. These two swaps will terminate on February 1, 2011.

During the year ended December 31, 2004, we entered into seven 10-year forward starting interest rate swap agreements for an aggregate of approximately $200 million in notional amount. These derivative instruments were expected to be used to hedge the risk of changes in interest cash outflows on anticipated fixed rate financings by effectively locking the 10-year LIBOR swap rate. The gain or

loss on each of the seven forward starting interest rate swap agreements will be deferred in accumulated other comprehensive income and will be amortized into earnings as an increase/decrease in effective interest expense during the same period or periods in which the hedged transaction affects earnings.

Hedging agreements may expose us to the risk that the counterparties to these agreements may not perform, which could increase our exposure to fluctuating interest rates. Generally, the counterparties to hedging agreements that we enter into are major financial institutions. We may borrow additional money with floating interest rates in the future. Increases in interest rates, or the loss of the benefit of existing or future hedging agreements, would increase our expense, which would adversely affect cash flow and our ability to service our debt. Future increases in interest rates will increase our interest expense as compared to the fixed rate debt underlying our hedging agreements and we could be required to make payments to unwind such agreements.

If market rates of interest on our variable rate debt increase by 1%, the increase in annual interest expense on our variable rate debt would decrease future earnings and cash flows by approximately $4.4 million. If market rates of interest on our variable rate debt decrease by 1%, the decrease in interest expense on our variable rate debt would increase future earnings and cash flows by approximately $4.4 million. This assumes that the amount outstanding under our variable rate debt remains at approximately $435.8 million (including the impact of $100.0 million in forward starting swap agreements and $65.0 million in reverse arrears swap agreements), the balance as of December 31, 2004. If market rates of interest increase by 1%, the fair value of our total outstanding debt would decrease by approximately $61.4 million. If market rates of interest decrease by 1%, the fair value of our total outstanding debt would increase by approximately $68.3 million. This assumes that our total outstanding debt remains at $2.0 billion, the balance as of December 31, 2004.

As of December 31, 2004, we had no material exposure to market risk (including foreign currency exchange risk, commodity price risk or equity price risk).

### Item 8. *Financial Statements and Supplementary Data*

Financial statements required by this item appear with an Index to Financial Statements and Schedules, starting on page F-1 of this report.

### Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

### Item 9A. *Controls and Procedures*

#### Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective.

#### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the

effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

**Changes in Internal Control Over Financial Reporting**

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B.** *Other Information*

Not applicable.

**PART III**

**Item 10.** *Directors and Executive Officers of the Registrant*

We have adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers. For information regarding the Code of Ethics for Principal Executive Officer and Senior Financial Officers, and the availability thereof, see the material appearing under the caption "Available Information" in Item 1 of this Annual Report.

The information required by this item regarding directors and executive officers is hereby incorporated by reference to the material appearing in the Proxy Statement for the Annual Stockholders Meeting to be held in 2005 (the "Proxy Statement") under the captions "Proposal 1— Election of Directors," "Information Regarding Corporate Governance and the Board of Directors and its Committees" and "Executive Compensation and Other Information." The information required by this item regarding compliance with Section 16(a) of the Exchange Act is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Other Matters— Section 16(a) Beneficial Ownership Reporting Compliance."

**Item 11.** *Executive Compensation*

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Information Regarding Corporate Governance and the Board of Directors and its Committees—Do our directors receive any compensation for their service as directors?," "Executive Compensation and Other Information" and "Compensation Committee Interlocks and Insider Participation."

**Item 12.** *Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters*

The information regarding security ownership of certain beneficial owners and management required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Voting Securities of Certain Beneficial Owners and Management."

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2004.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by stockholders | 3,244,148 | $19.8993 | 3,971,468 (1) |
| Equity compensation plans not approved by stockholders (2) | 560,976 | 12.8125 | — |
| Total | 3,805,124 | $18.8545 | 3,971,468 |

(1) All of these securities are available for issuance under our 2003 Stock Incentive Plan.

(2) Represents options granted in connection with Glenn Rufrano's employment as our Chief Executive Officer in February 2000. All of these options, which have an exercise price of $12.8125 per share and expire ten years from the grant date, were vested as of February 23, 2005.

**Item 13.** *Certain Relationships and Related Transactions*

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Certain Relationships and Related Transactions."

**Item 14.** *Principal Accountant Fees and Services*

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Other Matters—Relationship with Independent Accountants."

## PART IV

**Item 15.** *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of this report:

   1.  *Financial Statements.*

      The response to this portion of Item 15 is submitted as a separate section of this report.

   2.  *Financial Statement Schedules.*

      The response to this portion of Item 15 is submitted as a separate section of this report.

   3.  *Exhibits.*

      The list of exhibits filed with this report is set forth in response to Item 15(b). The required exhibit index has been filed with the exhibits.

(b) *Exhibits.* The following documents are filed as exhibits to this report:

  *2.1    Purchase Agreement, dated as of January 13, 2002, by and among the Company, CenterAmerica Property Trust, L.P. and certain affiliates of CenterAmerica Property Trust, L.P., filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on January 14, 2002.

  *2.2    Purchase Agreement, dated as of October 17, 2002, by and between the Company and EIG Realty, Inc., filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 27, 2002.

  *2.3    First Amendment to Purchase Agreement, dated as of November 6, 2002, by and between the Company and EIG Realty, Inc., filed as Exhibit 2.2 to the Company's Current Report on Form 8-K filed on December 27, 2002.

  *2.4    Closing Day Amendment to Purchase Agreement, dated as of December 12, 2002, by and between the Company and EIG Realty, Inc., filed as Exhibit 2.3 to the Company's Current Report on Form 8-K filed on December 27, 2002.

  *2.5    Purchase Agreement, dated as of October 17, 2002, by and among the Company, RIG Hunt River Commons, LLC, RIG Paradise Pavilion, LLC and RIG Hilltop Plaza, LLC, filed as Exhibit 2.4 to the Company's Current Report on Form 8-K filed on December 27, 2002.

  *2.6    First Amendment to Purchase Agreement, dated as of November 6, 2002, by and among the Company, RIG Hunt River Commons, LLC, RIG Paradise Pavilion, LLC, RIG Hilltop Plaza, LLC and RIG Normandy Square, LLC, filed as Exhibit 2.5 to the Company's Current Report on Form 8-K filed on December 27, 2002.

  *2.7    Closing Day Amendment to Purchase Agreement, dated as of December 12, 2002, by and among the Company, RIG Hunt River Commons, LLC, RIG Paradise Pavilion, LLC, RIG Hilltop Plaza, LLC and RIG Normandy Square, LLC, filed as Exhibit 2.6 to the Company's Current Report on Form 8-K filed on December 27, 2002.

  *2.8    Purchase Agreement, dated as of October 17, 2002, by and between the Company and EIG Operating Partnership, L.P., filed as Exhibit 2.7 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.9    First Amendment to Purchase Agreement, dated as of November 6, 2002, by and between the Company and EIG Operating Partnership, L.P., filed as Exhibit 2.8 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.10   Closing Day Amendment to Purchase Agreement, dated as of December 12, 2002, by and between the Company and EIG Operating Partnership, L.P., filed as Exhibit 2.9 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.11   Contribution Agreement, dated as of October 17, 2002, by and between Excel Realty Partners, L.P. and EIG Operating Partnership, L.P., filed as Exhibit 2.10 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.12   First Amendment to Contribution Agreement, dated as of November 6, 2002, by and between Excel Realty Partners, L.P. and EIG Operating Partnership, L.P., filed as Exhibit 2.11 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.13   Second Amendment to Contribution Agreement, dated as of December 9, 2002, by and between Excel Realty Partners, L.P. and EIG Operating Partnership, L.P., filed as Exhibit 2.12 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.14   Closing Day Amendment to Contribution Agreement, dated as of December 12, 2002, by and between Excel Realty Partners, L.P. and EIG Operating Partnership, L.P., filed as Exhibit 2.13 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*3.1    Articles of Amendment and Restatement of the Charter of the Company, filed as Exhibit 3.01 to Amendment No. 1 to the Company's Registration Statement on Form S-3, File No. 33-59195.

*3.2    Articles of Amendment of Articles of Amendment and Restatement of the Charter of the Company, filed as Exhibit 4.4 to the Company's Registration Statement on Form S-3, File No. 333-65211.

3.3     Restated Bylaws of the Company, effective as of February 23, 2004 (incorporating all amendments thereto through February 23, 2004).

*3.4    Amendment to Restated Bylaws of the Company, dated November 5, 2001, filed as Exhibit 3.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

*3.5    Amendment to Restated Bylaws of the Company, dated February 23, 2004, filed as Exhibit 3.5 to the Company's Registration Statement on Form S-3, File No. 333-122193.

*4.1    Articles Supplementary classifying 150,000 shares of preferred stock as 7.80% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock, filed as Exhibit 4.5 to the Company's Registration Statement on Form S-3, File No. 333-65211.

*4.2    Articles Supplementary classifying 805,000 shares of preferred stock as 7.625% Series E Cumulative Redeemable Preferred Stock, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 17, 2003.

*4.3   Senior Securities Indenture, dated as of March 29, 1995, between New Plan Realty Trust and The First National Bank of Boston, as Trustee, filed as Exhibit 4.2 to New Plan Realty Trust's Registration Statement on Form S-3, File No. 33-61383.

*4.4   First Supplemental Indenture, dated as of August 5, 1999, by and among New Plan Realty Trust, New Plan Excel Realty Trust, Inc. and State Street Bank and Trust Company, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

*4.5   Senior Securities Indenture, dated as of February 3, 1999, among the Company, New Plan Realty Trust, as guarantor, and State Street Bank and Trust Company, as Trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 3, 1999.

*4.6   Supplemental Indenture, dated as of December 17, 2004, by and between the Company and U.S. Bank Trust National Association (as successor to State Street Bank and Trust Company), as Trustee, to the Indenture dated as of February 3, 1999, by and among the Company, New Plan Realty Trust, as guarantor, and the Trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated December 22, 2004.

*4.7   Senior Securities Indenture, dated as of January 30, 2004, by and between the Company and U.S. Bank Trust National Association, as Trustee filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 5, 2004.

*4.8   Registration Rights Agreement, dated as of January 9, 2004, by and between the Company and Richard L. Friedman and Carpenter & Company, Inc, filed as Exhibit 4.3 to the Company's Registration Statement on Form S-3, File No. 333-122193.

*10.1  New Plan Realty Trust 1991 Stock Option Plan, as amended, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8, File No. 333-65221. †

*10.2  Amended and Restated 1993 Stock Option Plan of the Company, dated May 28, 1998, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8, File No. 333-65223. †

*10.3  Amendment to the Amended and Restated 1993 Stock Option Plan of the Company, dated September 28, 1998, filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. †

*10.4  Amendment to the Amended and Restated 1993 Stock Option Plan of the Company, dated February 8, 1999, filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. †

*10.5  Amendment to the Amended and Restated 1993 Stock Option Plan of the Company, dated April 21, 1999, filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999. †

*10.6    Amendment to the Amended and Restated 1993 Stock Option Plan of the Company, dated February 17, 2000, filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999. †

*10.7    Amended and Restated 1994 Directors' Stock Option Plan of the Company, dated May 10, 1996, filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. †

*10.8    Amendment to the Amended and Restated 1994 Directors' Stock Option Plan of the Company, dated September 28, 1998, filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. †

*10.9    Amendment to the Amended and Restated 1994 Directors' Stock Option Plan of the Company, dated February 17, 2000, filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999. †

*10.10    Amendment to the Amended and Restated 1994 Directors' Stock Option Plan of the Company, effective as of May 24, 2000, filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. †

*10.11    New Plan Realty Trust 1997 Stock Option Plan, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8, File No. 333-65221. †

*10.12    2003 Stock Incentive Plan of the Company, filed as Appendix A to the Company's Proxy Statement for the 2003 Annual Meeting of Stockholders. †

*10.13    Form of Stock Option Award pursuant to 2003 Stock Incentive Plan, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, dated February 18, 2005. †

*10.14    Form of Restricted Stock Award pursuant to 2003 Stock Incentive Plan, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, dated February 18, 2005. †

*10.15    First Amended and Restated Revolving Credit Agreement, dated as of June 29, 2004, by and among the Company, Bank of America, N.A., as administrative agent, and the other lenders party thereto, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

*10.16    First Amended and Restated Guaranty, dated as of June 29, 2004, by and among New Plan Realty Trust, Excel Realty Trust—ST, Inc., New Plan Factory Malls, Inc., CA New Plan Asset Partnership IV, L.P., Excel Realty Trust-NC, NP of Tennessee, L.P., Pointe Orlando Development Company, CA New Plan Texas Assets, L.P., HK New Plan Exchange Property Owner I, LLC, New Plan of Illinois, LLC, New Plan Property Holding Company and Bank of America, N.A., as administrative agent (First Amended and Restated Revolving Credit Agreement), filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

*10.17    First Amended and Restated Secured Term Loan Agreement, dated as of June 29, 2004, by and among the Company, Bank of America, N.A., as administrative agent, and the other lenders party thereto, filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

*10.18    First Amended and Restated Guaranty, dated as of June 29, 2004, by and among New Plan Realty Trust, Excel Realty Trust—ST, Inc., New Plan Factory Malls, Inc., CA New Plan Asset Partnership IV, L.P., Excel Realty Trust-NC, NP of Tennessee, L.P., Pointe Orlando Development Company, CA New Plan Texas Assets, L.P., HK New Plan Exchange Property Owner I, LLC, New Plan of Illinois, LLC, New Plan Property Holding Company and Bank of America, N.A., as administrative agent (First Amended and Restated Secured Term Loan Agreement), filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

*10.19    Second Amended and Restated Agreement of Limited Partnership of Excel Realty Partners, L.P., dated as of May 19, 2003, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

10.20    First Amendment to Second Amended and Restated Agreement of Limited Partnership of Excel Realty Partners, L.P., dated as of December 7, 2004.

*10.21    Dividend Reinvestment and Share Purchase Plan, included in the prospectus of the Company filed pursuant to Rule 424(b)(3), File No. 333-65211, on April 20, 2000.

*10.22    New Plan Excel Realty Trust, Inc. Deferred Compensation Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. †

*10.23    Director Compensation Schedule, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, dated February 28, 2005. †

*10.24    Schedule of Compensation for Named Executive Officers, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, dated February 28, 2005. †

*10.25    Support Agreement, dated as of May 14, 1998, by William Newman to the Company, filed as Exhibit 10.7 to the Company's Registration Statement on Form S-4, File No. 333-61131, dated August 11, 1998. †

*10.26    Employment Agreement, dated as of September 17, 1998, by and between the Company and William Newman, filed as Exhibit 10.39 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. †

*10.27    Agreement, dated March 28, 2003, by and between the Company and William Newman, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. †

*10.28    Demand Promissory Note, dated July 1, 1997, made by Dean Bernstein in favor of the Company, filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

*10.29    Employment Agreement, dated as of September 25, 1998, by and between the Company and Dean Bernstein, filed as Exhibit 10.39 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000. †

*10.30    Extension Letter concerning Employment Agreement, dated March 27, 2000, provided by the Company to Dean Bernstein, filed as Exhibit 10.42 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001. †

*10.31    Agreement, dated May 14, 2004, by and between the Company and Dean Bernstein, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. †

*10.32    Demand Promissory Note, dated June 29, 1994, made by Steven F. Siegel in favor of the Company, filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

*10.33    Demand Promissory Note, dated July 1, 1997, made by Steven F. Siegel in favor of the Company, filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

*10.34    Employment Agreement, dated as of September 25, 1998, by and between the Company and Steven F. Siegel, filed as Exhibit 10.45 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. †

*10.35    Extension Letter concerning Employment Agreement, dated March 27, 2000, provided by the Company to Steven F. Siegel, filed as Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001. †

*10.36    Agreement, dated June 24, 2003, by and between the Company and Steven F. Siegel, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. †

*10.37    Employment Agreement, dated as of February 23, 2000, by and between the Company and Glenn J. Rufrano, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, dated March 9, 2000. †

*10.38    Stock Option Agreement, dated as of February 23, 2000, by and between the Company and Glenn J. Rufrano (relating to 460,976 options), filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, dated March 9, 2000. †

*10.39    Stock Option Agreement, dated as of February 23, 2000, by and between the Company and Glenn J. Rufrano (relating to 39,024 options), filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, dated March 9, 2000. †

*10.40    Stock Option Agreement, dated as of February 23, 2000, by and between the Company and Glenn J. Rufrano (relating to 200,000 options), filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, dated March 9, 2000. †

*10.41    Employment Agreement, dated as of April 14, 2000, by and between the Company and John Roche, filed as Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000. †

*10.42 Agreement, dated as of September 27, 2002, by and between the Company and John Roche, filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002. †

*10.43 Employment Agreement, dated as of September 14, 2000, by and between the Company and Leonard Brumberg, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. †

*10.44 Agreement, dated February 12, 2003, by and between the Company and Leonard Brumberg, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. †

*10.45 Employment Agreement, dated as of March 1, 2002, by and among CA New Plan Management Inc., Scott MacDonald and the Company, filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002. †

*10.46 Notice of Non-Renewal of Employment Agreement, dated November 2, 2004, from the Company to Scott MacDonald filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, dated January 7, 2005. †

*10.47 Agreement, dated as of February 23, 2000, by and between the Company and Arnold Laubich, filed as Exhibit 10.9 to the Company's Current Report on Form 8-K, dated March 9, 2000. †

12.1 Ratio of Earnings to Fixed Charges.

12.2 Ratio of Earnings to Fixed Charges and Preferred Stock Dividends.

21 Subsidiaries of the Company.

23 Consent of PricewaterhouseCoopers LLP.

31.1 Certification of Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Incorporated herein by reference as above indicated.

† Denotes a management contract or compensatory plan, contract or arrangement.

(c) *Financial Statement Schedules.* The following documents are filed as a part of this report:

The response to this portion of Item 15 is submitted as a separate section of this report.

[This Page Intentionally Left Blank]

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders
of New Plan Excel Realty Trust, Inc.:

We have completed an integrated audit of New Plan Excel Realty Trust, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements and Financial Statement Schedules

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of New Plan Excel Realty Trust, Inc. and its subsidiaries (collectively, the "Company") at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*PricewaterhouseCoopers LLP*

New York, New York
March 2, 2005

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

### December 31, 2004 and 2003

### (In thousands, except par value amounts)

|  | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **ASSETS** | | |
| Real estate: | | |
| Land | $ 897,411 | $ 832,479 |
| Buildings and improvements | 3,090,779 | 2,822,138 |
| Accumulated depreciation and amortization | (428,427) | (360,580) |
| Net real estate | 3,559,763 | 3,294,037 |
| Real estate held for sale | 20,835 | 17,668 |
| Cash and cash equivalents | 7,292 | 5,328 |
| Restricted cash | 22,379 | 23,463 |
| Marketable securities | 3,433 | 2,915 |
| Receivables: | | |
| Trade, net of allowance for doubtful accounts of $24,239 and $16,950 at December 31, 2004 and 2003, respectively | 31,043 | 42,713 |
| Deferred rent, net of allowance of $3,548 and $5,445 at December 31, 2004 and 2003, respectively | 31,931 | 24,806 |
| Other, net | 18,627 | 12,530 |
| Mortgages and notes receivable | 8,881 | 39,637 |
| Prepaid expenses and deferred charges | 47,646 | 35,320 |
| Investments in / advances to unconsolidated ventures | 31,888 | 38,958 |
| Intangible assets, net of accumulated amortization of $3,467 and $0 at December 31, 2004 and 2003, respectively | 32,085 | 3,201 |
| Other assets | 15,939 | 18,020 |
| Total assets | $3,831,742 | $3,558,596 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Mortgages payable, including unamortized premium of $20,400 and $16,965 at December 31, 2004 and 2003, respectively | $ 551,522 | $ 558,278 |
| Notes payable, net of unamortized discount of $4,723 and $3,116 at December 31, 2004 and 2003, respectively | 970,563 | 898,164 |
| Credit facilities | 446,000 | 291,000 |
| Capital leases | 28,234 | 28,562 |
| Dividends payable | 47,698 | 45,695 |
| Other liabilities | 105,269 | 102,793 |
| Tenant security deposits | 11,511 | 10,096 |
| Total liabilities | 2,160,797 | 1,934,588 |
| Minority interest in consolidated partnership and joint ventures | 30,784 | 37,865 |
| Commitments and contingencies | — | — |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value, 25,000 shares authorized; Series D: 1,500 depositary shares, each representing 1/10 of one share of Series D Cumulative Voting Step-Up Premium Rate Preferred, 150 shares outstanding at December 31, 2004 and 2003; Series E: 8,000 depositary shares, each representing 1/10 of one share of 7.625% Series E Cumulative Redeemable Preferred, 800 shares outstanding at December 31, 2004 and 2003 | 10 | 10 |
| Common stock, $0.01 par value, 250,000 shares authorized; 102,845 and 97,980 shares issued and outstanding as of December 31, 2004 and 2003, respectively | 1,028 | 979 |
| Additional paid-in capital | 2,005,977 | 1,889,338 |
| Accumulated other comprehensive (loss) income | (5,031) | 2,785 |
| Accumulated distributions in excess of net income | (361,823) | (306,969) |
| Total stockholders' equity | 1,640,161 | 1,586,143 |
| Total liabilities and stockholders' equity | $3,831,742 | $3,558,596 |

The accompanying notes are an integral part of the consolidated financial statements.

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
### For the Years Ended December 31, 2004, 2003 and 2002
### (In thousands, except per share amounts)

|  | December 31, 2004 | December 31, 2003 | December 31, 2002 |
|---|---|---|---|
| Rental revenues: |  |  |  |
| Rental income | $ 389,510 | $ 364,659 | $292,040 |
| Percentage rents | 6,613 | 6,943 | 6,300 |
| Expense reimbursements | 99,414 | 99,066 | 79,910 |
| Total rental revenues | 495,537 | 470,668 | 378,250 |
| Operating expenses: |  |  |  |
| Operating costs | 86,257 | 89,041 | 64,667 |
| Real estate and other taxes | 61,842 | 58,833 | 45,245 |
| Depreciation and amortization | 89,394 | 76,113 | 63,139 |
| Provision for doubtful accounts | 10,104 | 7,629 | 8,959 |
| General and administrative | 19,394 | 19,816 | 17,872 |
| Total operating expenses | 266,991 | 251,432 | 199,882 |
| Income before real estate sales, minority interest and other income and expenses | 228,546 | 219,236 | 178,368 |
| Other income and expenses: |  |  |  |
| Interest, dividend, and other income | 8,329 | 9,419 | 11,015 |
| Equity in income of unconsolidated ventures | 1,513 | 3,438 | 5,245 |
| Interest expense | (106,054) | (101,629) | (93,259) |
| Foreign currency loss | — | — | (13) |
| Gain on sale of real estate | 1,217 | — | 202 |
| Impairment of real estate | (43) | (3,536) | (70,616) |
| Minority interest in income of consolidated partnership and joint ventures | (853) | (1,555) | (642) |
| Income from continuing operations | 132,655 | 125,373 | 30,300 |
| Discontinued operations: |  |  |  |
| Results of operations of discontinued garden apartment communities (Note 5) | — | — | 17,007 |
| Income from other discontinued operations (Note 5) | 1,285 | 3,648 | 74,755 |
| Income from discontinued operations | 1,285 | 3,648 | 91,762 |
| Net income | $ 133,940 | $ 129,021 | $122,062 |
| Preferred dividends | (21,470) | (21,170) | (21,023) |
| (Premium) discount on redemption of preferred stock | — | (630) | 6,997 |
| Net income available to common stock—basic | 112,470 | 107,221 | 108,036 |
| Minority interest in income of consolidated partnership | 796 | 1,555 | 642 |
| Net income available to common stock—diluted | $ 113,266 | $ 108,776 | $108,678 |
| Basic earnings per common share: |  |  |  |
| Income from continuing operations | $    1.10 | $    1.06 | $    0.17 |
| Discontinued operations | 0.01 | 0.04 | 0.97 |
| Basic earnings per share | $    1.11 | $    1.10 | $    1.14 |
| Diluted earnings per common share: |  |  |  |
| Income from continuing operations | $    1.09 | $    1.04 | $    0.18 |
| Discontinued operations | 0.01 | 0.04 | 0.95 |
| Diluted earnings per share | $    1.10 | $    1.08 | $    1.13 |
| Average shares outstanding—basic | 100,894 | 97,318 | 95,119 |
| Average shares outstanding—diluted | 103,345 | 100,269 | 96,552 |
| Dividends per common share | $    1.65 | $    1.65 | $    1.65 |
| Other comprehensive income: |  |  |  |
| Net income | $ 133,940 | $ 129,021 | $122,062 |
| Realized/unrealized gain on available-for-sale securities | 517 | 800 | 229 |
| Realized gain on interest hedges | 161 | 2,578 | 1,143 |
| Unrealized loss on interest risk hedges, net | (8,494) | — | — |
| Comprehensive income | $ 126,124 | $ 132,399 | $123,434 |

The accompanying notes are an integral part of the consolidated financial statements.

## NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

### For the Years Ended December 31, 2004, 2003 and 2002

### (In thousands)

| | Preferred Stock | | Shares of Beneficial Interest/ Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Income | Accumulated Distributions in Excess of Net Income | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Number | Amount | Number | Amount | | | | |
| Balance at December 31, 2001 . . . . | 2,287 | $23 | 87,352 | $ 873 | $1,697,570 | $(1,965) | $(203,263) | $1,493,238 |
| Net income . . . . . . . . . . . . . . . . | — | — | — | — | — | — | 122,062 | 122,062 |
| Dividends . . . . . . . . . . . . . . . . . | — | — | — | — | — | — | (179,150) | (179,150) |
| Exercise of stock options . . . . . . . . | — | — | 417 | 4 | 6,596 | — | — | 6,600 |
| Shares repurchased and retired . . . . | — | — | — | — | (800) | — | — | (800) |
| Employee loans . . . . . . . . . . . . . | — | — | — | — | 416 | — | — | 416 |
| Redemption of limited partner units for shares of common stock . . . . | — | — | 420 | 4 | 8,331 | — | — | 8,335 |
| Unrealized holding gain on marketable securities . . . . . . . . . | — | — | — | — | — | 229 | — | 229 |
| Unrealized derivative gain on interest rate swap . . . . . . . . . . . | — | — | — | — | — | 1,143 | — | 1,143 |
| Stock offering . . . . . . . . . . . . . . . | — | — | 6,900 | 69 | 120,838 | — | — | 120,907 |
| Redemption of Preferred A shares . | (1,507) | (15) | 1,827 | 18 | (134) | — | — | (131) |
| Discount on redemption of Preferred A shares . . . . . . . . . . | — | — | — | — | (6,997) | — | 6,997 | — |
| Balance at December 31, 2002 . . . . | 780 | 8 | 96,916 | 968 | 1,825,820 | (593) | (253,354) | 1,572,849 |
| Net income . . . . . . . . . . . . . . . . | — | — | — | — | — | — | 129,021 | 129,021 |
| Dividends . . . . . . . . . . . . . . . . . | — | — | — | — | — | — | (182,006) | (182,006) |
| Exercise of stock options . . . . . . . . | — | — | 743 | 7 | 13,557 | — | — | 13,564 |
| Employee loans . . . . . . . . . . . . . | — | — | — | — | 5,689 | — | — | 5,689 |
| Dividend Reinvestment Plan . . . . . | — | — | 259 | 3 | 5,898 | — | — | 5,901 |
| Stock incentive grants . . . . . . . . . . | — | — | 62 | 1 | 56 | — | — | 57 |
| Option grant . . . . . . . . . . . . . . . | — | — | — | — | 1,990 | — | — | 1,990 |
| Unrealized holding gain on marketable securities . . . . . . . . . | — | — | — | — | — | 800 | — | 800 |
| Unrealized derivative gain on interest rate swap . . . . . . . . . . . | — | — | — | — | — | 2,578 | — | 2,578 |
| Redemption of Preferred B shares . . | (630) | (6) | — | — | (157,994) | — | — | (158,000) |
| Premium on redemption of Preferred B shares . . . . . . . . . . | — | — | — | — | 630 | — | (630) | — |
| Issuance of Preferred E shares . . . . | 800 | 8 | — | — | 193,692 | — | — | 193,700 |
| Balance at December 31, 2003 . . . . | 950 | 10 | 97,980 | 979 | 1,889,338 | 2,785 | (306,969) | 1,586,143 |
| Net income . . . . . . . . . . . . . . . . | — | — | — | — | — | — | 133,940 | 133,940 |
| Dividends . . . . . . . . . . . . . . . . . | — | — | — | — | — | — | (188,424) | (188,424) |
| Exercise of stock options . . . . . . . . | — | — | 952 | 10 | 19,066 | — | — | 19,076 |
| Shares repurchased and retired . . . . | — | — | (2) | — | (52) | — | — | (52) |
| Employee loans . . . . . . . . . . . . . | — | — | — | — | 291 | — | — | 291 |
| Dividend Reinvestment Plan . . . . . | — | — | 465 | 5 | 11,184 | — | — | 11,189 |
| Stock incentive grants . . . . . . . . . . | — | — | 65 | — | 898 | — | — | 898 |
| Option grant . . . . . . . . . . . . . . . | — | — | — | — | 664 | — | — | 664 |
| Redemption of limited partner units for shares of common stock . . . . | — | — | 1,385 | 14 | 34,598 | — | — | 34,612 |
| Realized/unrealized holding gain on marketable securities . . . . . . . . . | — | — | — | — | — | 517 | — | 517 |
| Realized gain on interest risk hedges | — | — | — | — | — | 161 | — | 161 |
| Unrealized loss on interest risk hedges . . . . . . . . . . . . . . . . . . . | — | — | — | — | — | (8,494) | — | (8,494) |
| Stock offering . . . . . . . . . . . . . . . | — | — | 2,000 | 20 | 49,620 | — | — | 49,640 |
| Impact of non-cash adjustments to account for Preferred D dividend "step-up" . . . . . . . . . . . . . . . . . | — | — | — | — | 370 | — | (370) | — |
| Balance at December 31, 2004 . . . . | 950 | $10 | 102,845 | $1,028 | $2,005,977 | $(5,031) | $(361,823) | $1,640,161 |

The accompanying notes are an integral part of the consolidated financial statements.

| | Year Ended December 31, 2004 | Year Ended December 31, 2003 | Year Ended December 31, 2002 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | $ 133,940 | $ 129,021 | $ 122,062 |
| Adjustments to reconcile net income to net cash provided by operations: | | | |
| Depreciation and amortization | 92,270 | 78,112 | 70,223 |
| Amortization of net premium/discount on mortgages and notes payable | (2,923) | (2,931) | (792) |
| Amortization of deferred debt and loan acquisition costs | 2,809 | 1,535 | 4,620 |
| Amortization of stock options | 681 | 375 | — |
| Foreign currency loss | — | — | 13 |
| Gain on sale of real estate and securities, net | (1,217) | — | (371) |
| Loss (gain) on sale of discontinued operations | 1,139 | (4,018) | (100,668) |
| Minority interest in income of partnership | 986 | 1,555 | 642 |
| Impairment of real estate assets | 131 | 10,488 | 107,561 |
| Equity in income of unconsolidated ventures | (2,078) | (3,439) | (5,244) |
| Changes in operating assets and liabilities, net: | | | |
| Change in trade receivables | 9,062 | (13,908) | (1,022) |
| Change in deferred rent receivables | (7,106) | (4,281) | (2,413) |
| Change in other receivables | (4,564) | 25,047 | (25,745) |
| Change in other liabilities | 2,155 | (19,742) | 48,356 |
| Change in tenant security deposits | 1,347 | 968 | 3,295 |
| Change in sundry assets and liabilities | (5,906) | (1,030) | 9,168 |
| Net cash provided by operating activities | 220,726 | 197,752 | 229,685 |
| **Cash flows from investing activities:** | | | |
| Real estate acquisitions and building improvements | (120,283) | (83,695) | (58,585) |
| Acquisition, net of cash and restricted cash received | (186,733) | (100,236) | (639,612) |
| Proceeds from real estate sales, net | 48,269 | 60,361 | 266,253 |
| Change in restricted cash | 1,229 | 29,467 | (42,412) |
| Advances for mortgage notes receivable, net | (8,849) | (38,565) | (420) |
| Repayments of mortgage notes receivable | 27,069 | 1,560 | 10,744 |
| Leasing commissions paid | (10,671) | (9,078) | (1,763) |
| Cash from joint venture consolidation (Note 2) | 1,171 | — | — |
| Cash paid for joint venture interest | (9,748) | (3,775) | — |
| Proceeds from sale of joint venture interest | 3,870 | 15,022 | — |
| Capital contributions to joint ventures | (7,900) | (2,831) | (5,346) |
| Distributions from joint ventures | 9,511 | 8,741 | 44,189 |
| Net cash used in investing activities | (253,065) | (123,029) | (426,952) |
| **Cash flows from financing activities:** | | | |
| Principal payments of mortgages, notes payable and capital leases | (79,593) | (178,654) | (121,566) |
| Proceeds from medium-term note issuance, net | 149,114 | 49,525 | — |
| Repayment of medium-term note, net | (75,000) | (50,796) | — |
| Proceeds from bond issuance, net | — | — | 249,150 |
| Proceeds from convertible debt offering, net | — | 113,850 | — |
| Cash received from rate lock swap | 1,554 | 2,220 | — |
| Cash paid to settle swaps | (1,275) | — | (1,914) |
| Proceeds from credit facility borrowing | 496,000 | 657,000 | 890,000 |
| Repayment of credit facility | (341,000) | (596,000) | (755,000) |
| Proceeds from mortgages financings | — | 50,000 | — |
| Financing fees | (5,435) | (3,386) | (7,554) |
| Redemption of limited partnership units | — | (29) | — |
| Distributions paid to minority partners | (3,848) | (2,591) | (1,705) |
| Dividends paid | (186,421) | (180,816) | (178,925) |
| Proceeds from exercise of stock options | 19,087 | 14,378 | 5,753 |
| Repayment of loans receivable for the purchase of common stock | 291 | 5,784 | 416 |
| Proceeds from common stock offering | 49,640 | — | 120,907 |
| Payments for the repurchase of common stock | — | — | (800) |
| Proceeds from preferred stock offering, net | — | 193,192 | — |
| Redemption of preferred stock, net | — | (157,500) | (130) |
| Proceeds from dividend reinvestment plan | 11,189 | 5,900 | — |
| Net cash provided by (used in) financing activities | 34,303 | (77,923) | 198,632 |
| Net increase (decrease) in cash and cash equivalents | 1,964 | (3,200) | 1,365 |
| Cash and cash equivalents at beginning of year | 5,328 | 8,528 | 7,163 |
| Cash and cash equivalents at end of year | $ 7,292 | $ 5,328 | $ 8,528 |
| **Supplemental Cash Flow Disclosure, including Non-Cash Activities:** | | | |
| Cash paid for interest, net of amounts capitalized | $ 114,615 | $ 109,358 | $ 91,600 |
| Capitalized interest | 6,433 | 4,266 | 3,733 |
| State and local taxes paid | 532 | 1,626 | 430 |
| Municipal bonds and tax incentive financing received in acquisition | — | — | 16,900 |
| Mortgages assumed, net | 69,074 | 40,516 | 456,000 |
| Partnership units issued in acquisition | 19,989 | — | 25,000 |
| Satisfaction of notes receivable | 15,091 | — | — |

The accompanying notes are an integral part of the consolidated financial statements.

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. Description of Business

New Plan Excel Realty Trust, Inc. (together with its subsidiaries, the "Company") is operated as a self-administered, self-managed real estate investment trust ("REIT"). The principal business of the Company is the ownership and management of community and neighborhood shopping centers throughout the United States.

## 2. Summary of Significant Accounting Policies

### Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Excel Realty Partners, L.P. ("ERP"), a Delaware limited partnership (Note 14), and, for the year ended December 31, 2004, certain of the Company's joint ventures, in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). All significant intercompany transactions and balances have been eliminated.

### Net Earnings per Share of Common Stock

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, *Earnings per Share* ("SFAS No. 128"), the Company presents both basic and diluted earnings per share. Net earnings per common share ("basic EPS") is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Net earnings per common share assuming dilution ("diluted EPS") is computed by giving effect to all dilutive potential shares of common stock that were outstanding during the period. Dilutive potential shares of common stock consist of the incremental shares of common stock issuable upon (a) the conversion of (i) preferred stock (using the "if converted" method), (ii) ERP limited partnership units and (iii) convertible senior notes and (b) the exercise of in-the-money stock options.

### Cash Equivalents

Cash equivalents consist of short-term, highly liquid debt instruments with maturities of three months or less at acquisition. Items classified as cash equivalents include insured bank certificates of deposit and commercial paper. At times, cash balances at a limited number of banks may exceed insurable amounts. The Company believes it mitigates this risk by investing in or through major financial institutions.

### Restricted Cash

Restricted cash consists primarily of cash held in escrow accounts for deferred maintenance, capital improvements, environmental expenditures, taxes, insurance, operating expenses and debt service as required by certain loan agreements. Substantially all restricted cash is invested in money market mutual funds and carried at market value.

### Accounts Receivable

Accounts receivable is stated net of allowance for doubtful accounts of $24.2 million and $17.0 million as of December 31, 2004 and 2003, respectively. The Company makes estimates of the uncollectability of its accounts receivable related to base rents, expense reimbursements and other revenues. The Company analyzes accounts receivable and historical bad debt levels, customer credit-

worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. In addition, tenants in bankruptcy are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims.

### Real Estate

Land, buildings and building and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives; ordinary repairs and maintenance are expensed as incurred. Land, buildings and building and tenant improvements that are under redevelopment, or are being developed, are carried at cost and no depreciation is recorded on these assets. Additionally, amounts essential to the development of the property, such as pre-construction costs, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development are capitalized. The Company ceases capitalization when the property is available for occupancy upon substantial completion of tenant improvements, but in any event no later than one year from the completion of major construction activity.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

| | |
|---|---|
| Buildings | 35 to 40 years |
| Building improvements | 5 to 40 years |
| Tenant improvements | The shorter of the term of the related lease or useful life |

### Business Combinations

In connection with the Company's acquisition of properties, purchase costs are allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings and tenant improvements, are determined as if vacant, that is, at replacement cost. Intangible assets, including the above-market or below-market value of leases, the value of in-place leases and the value of tenant relationships are recorded at their relative fair values.

Above-market, below-market and in-place lease values for owned properties are recorded based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition and (ii) management's estimate of fair market lease rates for the property or equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market or below-market lease value is amortized as a reduction of, or increase to, rental income over the remaining non-cancelable term of each lease plus any renewal periods with fixed rental terms that are considered to be below-market.

The total amount of other intangible assets allocated to in-place lease values and tenant relationship intangible values is based on management's evaluation of the specific characteristics of each lease and the Company's overall relationship with each tenant. Factors considered in the allocation of these values include the nature of the existing relationship with the tenant, the tenant's credit quality, the expectation of lease renewals, the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases, among other factors. Management will also consider information obtained about a property in

connection with its pre-acquisition due diligence. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on management's assessment of specific market conditions. Management will estimate costs to execute leases including commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of a property. Independent appraisals and/or management's estimates will be used to determine these values.

The value of in-place leases is amortized to expense over the remaining initial term of each lease. The value of tenant relationship intangibles is amortized to expense over the initial and renewal terms of the leases; however, no amortization period for intangible assets will exceed the remaining depreciable life of the building.

In the event that a tenant terminates its lease, the unamortized portion of each intangible, including market rate adjustments, lease origination costs, in-place values and tenant relationship values, will be charged as an expense.

## Long-Lived Assets

On a periodic basis, management assesses whether there are any indicators that the value of its real estate properties may be impaired. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property (taking into account the anticipated holding period of the asset) is less than the carrying value of the property. Such cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property, and reflected as an adjustment to the basis of the property.

When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If, in management's opinion, the net sales price of the assets which have been identified for sale is less than the net book value of the assets, a valuation allowance is established. For investments accounted for under the equity method, a loss is recognized if the loss in value of the investment is other than temporary.

## Employee Loans

Prior to 2001, the Company had made loans to officers and employees primarily for the purpose of purchasing the Company's common stock. These loans are demand and term notes bearing interest at rates ranging from 5% to 6%. Interest is payable quarterly. Loans made for the purchase of common stock are reported as a deduction from stockholders' equity. At December 31, 2004 and 2003, the Company had aggregate loans to employees of approximately $0.8 million and $1.1 million, respectively.

## Investments in / Advances to Unconsolidated Ventures

The Company has direct equity investments in several joint venture projects. The Company accounts for these investments in unconsolidated ventures using the equity method of accounting, as the Company exercises significant influence over, but does not control, and is not the primary beneficiary of, these entities. These investments are initially recorded at cost, as "Investments in / advances to unconsolidated ventures", and subsequently adjusted for equity in earnings and cash contributions and distributions.

## Deferred Leasing and Loan Origination Costs

Costs incurred in obtaining tenant leases (including internal leasing costs) are amortized using the straight-line method over the terms of the related leases and included in depreciation and amortization. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease. Costs incurred in obtaining long-term financing are amortized and charged to interest expense over the terms of the related debt agreements, which approximates the effective interest method.

## Internal Leasing Costs

Effective January 1, 2002, the Company commenced capitalizing internal leasing costs in accordance with SFAS No. 91, *Nonrefundable Fees & Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.* As of December 31, 2004 and 2003, approximately $13.0 million and $8.9 million of gross internal leasing costs have been capitalized, respectively. As December 31, 2004 and 2003, the net carrying value of internal leasing costs was approximately $6.9 million and $7.8 million, respectively. For the years ended December 31, 2004, 2003 and 2002, approximately $2.3 million, $1.0 million and $0.2 million of capitalized costs had been amortized, respectively.

## Derivative / Financial Instruments

The Company accounts for derivative and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133") and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities.* These accounting standards require the Company to measure derivatives, including certain derivatives embedded in other contracts, at fair value and to recognize them in the Consolidated Balance Sheet as assets or liabilities, depending on the Company's rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in earnings in the current period.

## Self-Insured Health Plan

Beginning in May 2003, the Company implemented a self-insured health plan for all of its employees. In order to limit its exposure, the Company has purchased stop-loss insurance, which will reimburse the Company for individual claims in excess of $0.1 million annually, or aggregate claims in excess of $1.0 million annually. Self-insurance losses are accrued based on the Company's estimates of the aggregate liability for uninsured claims incurred using certain actuarial assumptions adhered to in the insurance industry. The liability for self-insured losses is included in accrued expenses and was approximately $0.7 million and $0.5 million at December 31, 2004 and 2003, respectively.

## Revenue Recognition

Rental revenue is recognized on the straight-line basis, which averages minimum rents over the terms of the leases. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as "deferred rent receivable" on the accompanying consolidated balance sheets. Certain leases provide for percentage rents based upon the level of sales achieved by the lessee. These percentage rents are recorded once the required sales levels are achieved.

The leases also typically provide for tenant reimbursement of common area maintenance and other operating expenses.

### Income from Discontinued Operations

Income from discontinued operations is computed in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). SFAS No. 144 requires, among other things, that the primary assets and liabilities and the results of operations of the Company's real property which has been sold during 2002 or thereafter, or otherwise qualify as "held for sale" (as defined by SFAS No. 144), be classified as discontinued operations and segregated in the Company's Consolidated Statements of Income and Comprehensive Income and Consolidated Balance Sheets. Properties classified as real estate held for sale generally represent properties that are under contract for sale and are expected to close within the next twelve months.

### Income Taxes

The Company has elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain its qualification as a REIT, the Company is required to, among other things, distribute at least 90% of its REIT taxable income to its stockholders and meet certain tests regarding the nature of its income and assets. As a REIT, the Company is not subject to federal income tax with respect to that portion of its income which meets certain criteria and is distributed annually to the stockholders. Accordingly, no provision for federal income taxes is included in the accompanying consolidated financial statements. The Company intends to continue to operate so that it meets the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If the Company were to fail to meet these requirements, the Company would be subject to federal income tax. The Company is subject to certain state and local taxes. Provision for such taxes has been included in general and administrative expenses in the Company's Consolidated Statements of Income and Comprehensive Income.

The Company may elect to treat one or more of its subsidiaries as a taxable REIT subsidiary ("TRS"). In general, a TRS of the Company may perform additional services for tenants of the Company and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. The Company has elected to treat certain of its corporate subsidiaries as TRSs. At December 31, 2004, the Company's TRSs had a tax net operating loss ("NOL") carryforward of approximately $17.8 million, expiring from 2013 to 2016.

### Segment Information

The principal business of the Company is the ownership and management of community and neighborhood shopping centers. The Company does not distinguish or group its operations on a geographical basis for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes in accordance with accounting principles generally accepted in the United States ("GAAP"). Further, all of the Company's operations are within the United States and no tenant comprises more than 10% of revenue.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The most significant assumptions and estimates relate to impairments of real estate, recovery of mortgage notes and trade accounts receivable and depreciable lives.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current year presentation.

Recently Issued Accounting Standards

In December 2004, the FASB issued Statement 123(R), *Share-Based Payment* ("SFAS No. 123(R)"). SFAS No. 123(R) amends Statement 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), and Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("Opinion 25"). SFAS No. 123(R) also establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. It requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date, and to recognize such cost over the period during which the employee is required to provide service. SFAS No. 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, but early adoption is encouraged. The adoption of SFAS No. 123(R) is not expected to have a material impact on the consolidated financial statements of the Company.

In December 2004, FASB also issued Statement 153, *Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29* ("SFAS No. 153"). This statement amends APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 becomes effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. SFAS No. 153 is not expected to have a material impact on the consolidated financial statements of the Company.

In July 2004, the Emerging Issues Task Force ("EITF") issued EITF 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings per Share* ("EITF 04-8"), in which the EITF reached a tentative conclusion that contingently convertible debt instruments should be included in diluted earnings per share computations (if dilutive) regardless of whether the contingent features have been met. In September 2004, the EITF reached the final consensus that all instruments that have embedded conversion features (for example, contingently convertible debt or contingently convertible preferred stock) that are contingent on market conditions indexed to an issuer's share price should be included in diluted earnings per share computations (if dilutive) regardless of whether the market conditions have been met. EITF 04-8 is effective for reporting periods ending after December 15, 2004. EITF 04-8 did not have a material impact on the consolidated financial statements of the Company.

In the fourth quarter of 2003, the EITF issued EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). EITF 00-21 provides guidance on revenue recognition for revenues derived from a single contract that contains multiple products or services. EITF 00-21 also provides additional requirements for determining when these revenues may be recorded separately for accounting purposes. EITF 00-21 did not impact the consolidated financial statements of the Company.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition* ("SAB 104"), which revises certain sections of SAB No. 101, *Revenue Recognition in Financial Statements* ("SAB 101"). The primary purpose of SAB 104 is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21. SAB 104 did not impact the consolidated financial statements of the Company.

In May 2003, FASB issued Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS No. 150"). This statement established principles for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Previously, many of those instruments were classified as equity. SFAS No. 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements of the Company.

In April 2003, FASB issued Statement 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS No. 149"). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities under SFAS No. 133. SFAS No. 149 improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as defined by SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, and (4) amends certain other existing pronouncements. These changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and its adoption did not have a material impact on the consolidated financial statements of the Company.

In January 2003, FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB 51* ("FIN 46"). FIN 46 provides guidance on identifying entities for which control is achieved through means other than through voting rights, variable interest entities ("VIE"), and how to determine when and which business enterprises should consolidate the VIE. In addition, FIN 46 requires both the primary beneficiary and all other enterprises with significant variable interests in VIE to make additional disclosures. The transitional disclosure requirements are required for all financial statements initially issued after January 31, 2003. The consolidation provisions of FIN 46 are effective immediately for variable interests in VIE created after January 31, 2003. FIN 46 was deferred until the quarter ended March 31, 2004 for variable interests in VIE created before February 1, 2003. In December 2003, FASB issued a revised FIN 46, which modified and clarified various aspects of the original interpretation. Under the revised guidance, FIN 46 applies when either (1) the equity investors lack one or more of the essential characteristics of controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support, or (3) the equity investors have voting rights that are not proportionate to their economic interest. The initial adoption of FIN 46 did not have a material impact on the consolidated financial statements of the Company. The Company's maximum exposure to loss as a result of its involvement with potential VIE is described in Note 10.

In December 2002, FASB issued Statement 148, *Accounting for Stock-Based Compensation— Transition and Disclosure—an amendment of FAS 123* ("SFAS No. 148"). This statement provides alternative transition methods for a voluntary change to the fair value basis of accounting for stock-based employee compensation. However, SFAS No. 148 does not permit the use of the original SFAS No. 123 prospective method of transition for changes to fair value based methods made in fiscal years beginning after December 15, 2003. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation, a description of the transition method utilized and the effect of the method used on reported results. The transition and annual disclosure provisions of SFAS No. 148 are to be applied for fiscal years ending after December 15, 2002. The interim disclosure provisions of SFAS No. 148 are effective for the first interim period beginning after December 15, 2002. Effective January 1, 2003, the Company adopted the prospective method provisions of SFAS No. 148, which apply the recognition provisions of SFAS No. 123 to all employee stock awards granted, modified or settled after January 1, 2003. The adoption of SFAS No. 148 did not have a material impact on the consolidated financial statements of the Company.

With respect to the Company's stock options which were granted prior to 2003, the Company accounted for stock-based compensation using the intrinsic value method prescribed in APB Opinion 25, and related interpretations. Under APB Opinion 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted closing market price of the Company's stock on the business day preceding the grant date. Accordingly, no compensation cost has been recognized under the Company's stock option plans for the granting of stock options made prior to December 31, 2002.

SFAS No. 148 disclosure requirements, including the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested stock awards in each period are presented below (in thousands, except per share amounts):

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2004 Basic EPS | 2003 Basic EPS | 2002 Basic EPS |
| Net income, as reported | $133,940 | $129,021 | $122,062 |
| Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (1,240) | (1,963) | (2,159) |
| Pro forma net income | $132,700 | $127,058 | $119,903 |
| Earnings per share: | | | |
| Basic—as reported | $ 1.11 | $ 1.10 | $ 1.14 |
| Basic—pro forma | $ 1.10 | $ 1.08 | $ 1.11 |
| Diluted—as reported | $ 1.10 | $ 1.08 | $ 1.13 |
| Diluted—pro forma | $ 1.08 | $ 1.07 | $ 1.10 |

In November 2002, FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") (an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5, *Accounting for Contingencies*. It

requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee regardless of whether or not the guarantor receives separate identifiable consideration (i.e., a premium). The Company adopted the new disclosure requirements, effective beginning with the consolidated financial statements for the 2002 fiscal year. The initial recognition and measurement provisions of FIN 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the consolidated financial statements of the Company.

In July 2002, FASB issued Statement 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146"). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)* ("EITF No. 94-3"). It addresses when to recognize a liability for a cost associated with an exit or disposal activity including, but not limited to, termination benefits provided to current employees that are involuntarily terminated, costs to terminate a contract that is not a capital lease and costs to consolidate facilities or relocate employees. SFAS No. 146 does not apply to entities newly acquired in a business combination or with a disposal activity covered by FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144") and to costs associated with the retirement of long-lived assets covered by FASB Statement No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred and not at the date of an entity's commitment to a plan, as previously defined in EITF No. 94-3. The provisions of SFAS No. 146 have been and will continue to be applied for exit and disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the consolidated financial statements of the Company.

In April 2002, FASB issued Statement 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections* ("SFAS No. 145"). This statement rescinds FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt*. Debt extinguishments that do not meet the criteria for classification as extraordinary items prescribed in APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("Opinion 30"), should not be classified as extraordinary. The provisions of SFAS No. 145 have been and will continue to be applied in fiscal years beginning after May 15, 2002. Debt extinguishments that were classified as extraordinary in prior periods presented that do not meet the criteria of Opinion 30 for classification as an extraordinary item will be reclassified. The Company adopted SFAS No. 145, as required, effective January 1, 2003, and the adoption of SFAS No. 145 did not have a material impact on the consolidated financial statements of the Company.

Effective January 1, 2002, the Company adopted SFAS No. 144. This statement addresses financial accounting and reporting for the impairment of long-lived assets and the disposition of long-lived assets. SFAS No. 144 requires, among other things, that the primary assets and liabilities and the results of operations of the Company's real properties which have been sold during 2002 or thereafter, or otherwise qualify as held for sale (as defined by SFAS No. 144), be classified as discontinued operations and segregated in the Company's Consolidated Statements of Income and Comprehensive Income and Balance Sheets. Properties classified as real estate held for sale generally represent properties that are under contract for sale and are expected to close within the next twelve months. SFAS No. 144 requires that the provisions of this statement be adopted prospectively. Accordingly, real estate designated as held for sale prior to January 1, 2002 has been and will continue to be accounted for under the provisions of FASB Statement 121, *Accounting for the Impairment of Long-Lived Assets,* and the results

of operations, including impairment, gains and losses, of these properties are included in income from continuing operations. Real estate designated as held for sale subsequent to January 1, 2002 has been and will continue to be accounted for in accordance with the provisions of SFAS No. 144 and the results of operations of these properties are included in income from discontinued operations. Prior periods have been restated for comparability, as required.

## 3. Acquisitions and Dispositions

### Acquisitions

During fiscal 2004, the Company acquired 11 shopping centers (New Britain Village Square, Elk Grove Town Center, Villa Monaco, Florence Square, Stockbridge Village, Starlite Plaza, Village Center, Annex of Arlington, Marketplace, Silver Pointe, and The Shoppes at Southside), 11 acres of unimproved land known as Unity Plaza, the remaining 50% interest in Clearwater Mall, a shopping center in which the Company owned the other 50% interest, and the remaining 50% interest in The Market at Preston Ridge, a shopping center in which the Company owned the other 50% interest. Please refer to the following table for additional details.

| Property Name | Location | Acquisition Date | Purchase Price (in millions) | Gross Leasable Area |
|---|---|---|---|---|
| New Britain Village Square | Chalfont, PA | 01/09/04 | $23.4 (1) | 143,716 |
| Clearwater Mall* | Clearwater, FL | 01/30/04 | $30.0 | 285,519 |
| Elk Grove Town Center | Elk Grove Village, IL | 01/30/04 | $21.0 (2) | 131,849 |
| Villa Monaco | Denver, CO | 02/19/04 | $12.0 | 122,213 |
| Florence Square | Florence, KY | 03/17/04 | $39.5 (3) | 361,251 |
| Unity Plaza | East Fishkill, NY | 04/28/04 | $ 6.0 | 11 acres |
| Stockbridge Village | Stockbridge, GA | 04/29/04 | $23.8 | 188,203 |
| Starlite Plaza | Sylvania, OH | 07/22/04 | $16.8 | 222,450 |
| Village Center | Smithtown, NY | 08/19/04 | $16.8 (4) | 97,401 |
| Annex of Arlington | Arlington Heights, IL | 08/26/04 | $27.2 (5) | 197,328 |
| Marketplace | Tulsa, OK | 09/01/04 | $18.0 (6) | 186,851 |
| The Market at Preston Ridge* | Frisco, TX | 09/01/04 | $ 5.2 | 50,326 |
| Silver Pointe | Fenton, MI | 11/23/04 | $10.2 (7) | 86,141 |
| The Shoppes at Southside | Jacksonville, FL | 12/10/04 | $25.0 | 109,113 |

\* The Company acquired the remaining 50% interest in the property in which the Company owned the other 50% interest.

(1) Purchase price includes the issuance of $11.2 million in ERP limited partnership units and the assumption of a $12.2 million mortgage loan previously made by the Company to the seller.

(2) Purchase price includes the assumption of $14.5 million of mortgage indebtedness.

(3) Purchase price includes the assumption of approximately $15.8 million of mortgage indebtedness.

(4) Purchase price includes the assumption of approximately $4.4 million of mortgage indebtedness.

(5) Purchase price includes the assumption of approximately $17.9 million of mortgage indebtedness.

(6) Purchase price includes the issuance of $8.8 million in ERP limited partnership units and the assumption of approximately $9.2 million of mortgage indebtedness.

(7) Purchase price includes the assumption of approximately $7.2 million of mortgage indebtedness.

NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In connection with the above acquisitions, and in compliance with the Company's business combination policy, the Company allocated approximately $35.6 million to leases acquired. Of this amount, approximately $35.3 million was attributable to the value of in-place leases at the time of acquisition, legal fees and leasing commissions, and approximately $0.3 million was attributable to above market lease value. The $35.6 million, net of accumulated amortization of $3.5 million, was recorded in intangible assets on the Company's consolidated balance sheets.

In the 2003 fiscal year, the Company acquired the remaining 50% interest in Vail Ranch II that it did not already own, a portfolio of seven grocery-anchored neighborhood shopping centers (the "Spartan Acquisition") and three other shopping centers (Panama City Square, Harpers Station and Dickson City Crossing). Please refer to the following table for additional details.

| Property Name | Location | Acquisition Date | Purchase Price (in millions) | Gross Leasable Area |
|---|---|---|---|---|
| Spartan Acquisition | Michigan | 01/03/03 | $46.0 | 534,300 |
| Paradise Pavilion (1) | West Bend, WI | 01/03/03 | — | 198,419 |
| Vail Ranch II* | Temecula, CA | 02/25/03 | $10.5 (2) | 105,000 |
| Panama City Square | Panama City, FL | 06/25/03 | $18.3 (3) | 289,119 |
| Harpers Station | Cincinnati, OH | 09/11/03 | $23.8 (4) | 240,681 |
| Dickson City Crossings | Dickson City, PA | 09/30/03 | $28.1 (5) | 301,462 |

\* The Company acquired the remaining 50% interest in the property in which the Company owned the other 50% interest.

(1) Paradise Pavilion was acquired in connection with the EIG Acquisition (described below).

(2) Purchase price includes the satisfaction of $9.0 million of mortgage indebtedness.

(3) Purchase price includes the assumption of approximately $12.7 million of mortgage indebtedness.

(4) Purchase price includes the assumption of approximately $13.0 million of mortgage indebtedness.

(5) Purchase price includes the assumption of approximately $14.8 million of mortgage indebtedness.

In connection with the acquisition of Harpers Station and Dickson City Crossings, and in compliance with the Company's business combination policy, the Company allocated approximately $3.2 million to the value of in-place leases at the time of acquisition. This amount, net of accumulated amortization, was recorded in intangible assets on the Company's consolidated balance sheet.

In the 2002 fiscal year, the Company acquired a portfolio of 57 community and neighborhood shopping centers from Equity Investment Group, a private retail-focused REIT (the acquisition of one additional shopping center from Equity Investment Group was completed on January 3, 2003) (collectively, the "EIG Acquisition"), a portfolio of 92 community and neighborhood shopping centers (the "CenterAmerica Acquisition") from CenterAmerica Property Trust, L.P., a private company majority owned by Morgan Stanley Real Estate Fund II, and three other properties (Midway Market

Square, Superior Marketplace and Whitestown Plaza). Please refer to the following table for additional details.

| Property Name | Location | Acquisition Date | Purchase Price (in millions) | Gross Leasable Area |
|---|---|---|---|---|
| Center America Acquisition | Varied | 03/01/02 | $654.0 (1) | 10,400,000 |
| Whitestown Plaza | Whitesboro, NY | 04/03/02 | — (2) | 80,612 |
| Superior Marketplace | Superior, CO | 07/31/02 | $ 51.6 (3) | 252,253 |
| Midway Market Square | Elyria, OH | 11/20/02 | $ 23.7 (4) | 234,670 |
| EIG Acquisition | Varied | 12/12/02 | $437.0 (5) | 7,700,000 |

(1) Purchase price includes the assumption of approximately $289.0 million of mortgage indebtedness.

(2) Property was acquired in consideration of approximately $3.8 million of notes and interest receivable.

(3) Purchase price includes the satisfaction of $38.0 million of notes receivable and accrued interest.

(4) Purchase price includes the assumption of approximately $17.8 million of mortgage indebtedness.

(5) Purchase price includes the issuance of approximately $25.0 million in ERP limited partnership units and the assumption of approximately $149.0 million of mortgage indebtedness.

Dispositions

During 2004, the Company sold 14 properties, two outparcels, one land parcel and 90% of its ownership interest in Villa Monaco for aggregate gross proceeds of approximately $57.9 million, including approximately $8.5 million represented by a purchase money note issued in connection with the sale of Factory Merchants Barstow (approximately $0.5 million of the purchase money note has been repaid as of December 31, 2004). In connection with the sale of these properties, and in accordance with SFAS No. 144 (Note 2), the Company recorded the results of operations and the related gain/loss on sale as income (loss) from discontinued operations (Note 5).

During 2003, the Company sold 24 properties, six land parcels and 70% of its ownership interest in Arapahoe Crossings, LP for aggregate gross proceeds of approximately $117.1 million. In connection with the sale of these properties, and in accordance with SFAS No. 144 (Note 2), the Company recorded the results of operations and the related gain on sale as income from discontinued operations (Note 5). The results of operations from Arapahoe Crossings, LP are not considered to be income from discontinued operations due to the Company's continued involvement in its operations as a result of the Company's retained 30% joint venture interest.

During 2002, the Company sold 25 properties (including the sale of four of its factory outlet centers pursuant to the Factory Outlet Disposition discussed below), one outparcel, and approximately 10.5 acres of land, including the 450,000 square feet of anchor space at Clearwater Mall, for aggregate gross proceeds of approximately $278.1 million. In connection with the sale of these properties, and in accordance with SFAS No. 144 (Note 2), the Company recorded the results of operations and the related gain on sale as income from discontinued operations (Note 5).

On December 19, 2002, the Company completed the sale of four of its factory outlet centers to Chelsea Property Group, Inc. (the "Factory Outlet Disposition"). The four properties included St. Augustine Outlet Center, located in St. Augustine, Florida; Factory Merchants Branson, located in Branson, Missouri; Factory Outlet Village Osage Beach, located in Osage Beach, Missouri; and Jackson

Outlet Village, located in Jackson, New Jersey. As consideration for the four properties, the Company received gross proceeds of approximately $193.0 million, and after costs associated with the disposition, the gain on sale was approximately $79.0 million, and was included in income from discontinued operations. The proceeds were used to pay down a portion of the balance outstanding under the Company's then outstanding revolving credit facility, which had been drawn to fund a portion of the EIG Acquisition.

### 4. Real Estate Held for Sale and Impaired Real Estate

As of December 31, 2004, four retail properties and one land parcel were classified as "Real estate held for sale." These properties are located in five states and have an aggregate gross leasable area of approximately 0.4 million square feet. Such properties had an aggregate book value of approximately $20.8 million, net of accumulated depreciation of approximately $3.2 million as of December 31, 2004. In accordance with SFAS No. 144 (Note 2), the Company has recorded the results of operations and the related impairment of any properties classified as held for sale as income from discontinued operations (Note 5).

As of December 31, 2003, four retail properties and one land parcel were classified as "Real estate held for sale." These properties were located in five states and had an aggregate gross leasable area of approximately 0.4 million square feet. Such properties had an aggregate book value of approximately $17.7 million, net of accumulated depreciation of approximately $2.4 million and impairment of $2.4 million, as of December 31, 2003. In accordance with SFAS No. 144 (Note 2), the Company has recorded the results of operations and the related impairment of any properties classified as held for sale as income from discontinued operations (Note 5).

## 5. Income from Discontinued Operations

The following is a summary of income from discontinued operations for the years ended December 31, 2004, 2003 and 2002 (in thousands):

| | Year Ended December 31, 2004 | Year Ended December 31, 2003 | Year Ended December 31, 2002 |
|---|---|---|---|
| Total revenue | | | |
| Other discontinued operations | $ 4,952 | $13,450 | $ 48,692 |
| Real estate held for sale | 2,819 | 2,786 | 2,631 |
| Total revenue | 7,771 | 16,236 | 51,323 |
| Operating costs | | | |
| Other discontinued operations | (1,674) | (3,161) | (11,357) |
| Real estate held for sale | (623) | (664) | (577) |
| Real estate taxes | | | |
| Other discontinued operations | (768) | (1,574) | (3,026) |
| Real estate held for sale | (265) | (503) | (588) |
| Interest expense | | | |
| Other discontinued operations | (183) | (239) | (61) |
| Real estate held for sale | — | — | — |
| Depreciation and amortization | | | |
| Other discontinued operations | (614) | (1,563) | (6,643) |
| Real estate held for sale | (571) | (437) | (442) |
| Provision for doubtful accounts | | | |
| Other discontinued operations | (543) | (1,409) | (645) |
| Real estate held for sale | (18) | (103) | (82) |
| General and administrative expenses | | | |
| Other discontinued operations | — | — | (30) |
| Real estate held for sale | — | — | (2) |
| Total operating costs | (5,259) | (9,653) | (23,453) |
| Income from discontinued operations before impairment and gain on sale | 2,512 | 6,583 | 27,870 |
| Impairment of real estate held for sale | (88) | (6,953) | (36,945) |
| Gain on sale of discontinued garden apartment communities (1) | — | — | 17,007 |
| (Loss) gain on sale of other discontinued operations | (1,139) | 4,018 | 83,830 |
| Income from discontinued operations | $ 1,285 | $ 3,648 | $ 91,762 |

(1) On September 21, 2001, the Company and a private investor group completed the sale by the Company of its garden apartment community portfolio. After costs associated with the disposition of the garden apartment community portfolio, the gain on sale was $18.5 million. Approximately $1.5 million of the gain was recognized in 2001 and the remaining $17.0 million was recognized in 2002.

## 6. Pro Forma Financial Information

The following pro forma financial information for the year ended December 31, 2002 is presented as if the EIG Acquisition, the Factory Outlet Disposition, the Company's public offering of 6,900,000 shares of common stock in January 2002 and the CenterAmerica Acquisition all occurred on January 1, 2002 (in thousands, except per share amounts). In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

|  | December 31, 2002 |
|---|---|
| Rental revenues | $ 419,808 |
| Expenses | (316,011) |
| Other expense | (89,922) |
| Income from continuing operations | $ 13,875 |
| Net income | $ 125,095 |
| Income from continuing operations per share—basic | $ 0.00 |
| Income from continuing operations per share—diluted | $ 0.00 |
| Net income per share—basic | $ 1.16 |
| Net income per share—diluted | $ 1.13 |
| Average shares outstanding—basic | 95,649 |
| Average shares outstanding—diluted | 98,590 |

This pro forma financial information is not necessarily indicative of what the actual results of operations of the Company would have been assuming such transactions had been completed as of January 1, 2002, nor do they represent the results of operations of future periods.

## 7. Marketable Securities

The Company has classified all investments in equity securities as available-for-sale. All investments are recorded at current market value with an offsetting adjustment to stockholders' equity (in thousands):

|  | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Cost basis | $ 973 | $ 973 |
| Unrealized holding gains | 2,460 | 1,942 |
| Fair value | $3,433 | $2,915 |

The weighted average method is used to determine realized gain or loss on securities sold. The fair value of marketable securities is based upon quoted market prices as of December 31, 2004 and 2003.

## 8. Mortgages and Notes Receivable

The Company had the following mortgages and notes receivable (in thousands):

|  | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Leasehold mortgages, interest at 10% to 12%, due 2008 to 2010. . . | $ 903 | $ 1,005 |
| Promissory Note, interest at 5%, due 2004. . . . . . . . . . . . . . . . . . . | — | 26,400 |
| Promissory Note, interest at 8%, due 2005. . . . . . . . . . . . . . . . . . | 7,978 | — |
| Promissory Note, interest at 8%, due 2007. . . . . . . . . . . . . . . . . . | — | 67 |
| Promissory Note, interest at 6%, due 2013. . . . . . . . . . . . . . . . . . | — | 12,165 |
| Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $8,881 | $39,637 |

On September 22, 2004, in connection with the purchase of Factory Merchants Barstow, the purchaser issued a purchase money note to the Company for approximately $8.5 million. The note bears interest at 8% and is due in March 2005. Approximately $0.5 million of the purchase money note has been repaid as of December 31, 2004.

On November 25, 2003, NP/I&G Institutional Retail Company, LLC, one of the Company's joint ventures (Note 10), issued a promissory note to the Company for approximately $26.4 million. The note bore interest at 5% and was collateralized by a property in Lake Grove, New York. The note was paid in full on March 4, 2004.

On June 18, 2003, First Westport Properties issued a promissory note to the Company for approximately $12.2 million. The loan bore interest at 6% and was collateralized by a property in Chalfont, Pennsylvania. The note was scheduled to become due on June 18, 2013. In connection with the Company's acquisition of the collateralizing property on January 9, 2004, the note was satisfied.

At December 31, 2004 and 2003, approximately $0.7 million and $0.4 million, respectively, of the other receivables on the accompanying consolidated balance sheet represented interest and dividends receivable, most of which represented interest receivable related to leasehold mortgages. The Company has assessed its ability to collect these receivables and expects to realize interest and principal in accordance with the book value of the notes.

## 9. Investments in/Advances to Unconsolidated Ventures

At December 31, 2004, the Company had investments in four unconsolidated joint ventures: (1) Arapahoe Crossings, LP; (2) CA New Plan Venture Fund; (3) NP / I&G Institutional Retail Company, LLC; and (4) Preston Ridge, which consists of The Centre at Preston Ridge and various undeveloped land parcels. The Company accounts for these investments using the equity method. The following table summarizes these joint venture projects as of December 31, 2004 and 2003, as well as other joint ventures that were not consolidated in 2003 (in thousands).

| | City | State | JV Partner | Percent Ownership | Investment in/Advances to as of December 31, 2004 | December 31, 2003 |
|---|---|---|---|---|---|---|
| **Arapahoe Crossings, LP** | | | | | | |
| Arapahoe Crossings (1) . . | Aurora | CO | Foreign Investor | 30% | $ 6,718 | $ 6,599 |
| **Benbrooke Ventures (2)(3)** | | | | | | |
| Rodney Village . . . . . . . | Dover | DE | Benbrooke Partners | 50% | — | * |
| Fruitland Plaza . . . . . . . | Fruitland | MD | Benbrooke Partners | (4) | — | * |
| | | | | | $ — | $ 8,249 |
| **CA New Plan Venture Fund (5)** | | | | | | |
| Villa Monaco . . . . . . . . | Denver | CO | Major U.S. Pension Fund | 10% | * | — |
| Ventura Downs . . . . . . . | Kissimmee | FL | Major U.S. Pension Fund | 10% | * | * |
| Marketplace at Wycliffe . . | Lake Worth | FL | Major U.S. Pension Fund | 10% | * | * |
| Shoppes of Victoria Square . . . . . . . . . . | Port St. Lucie | FL | Major U.S. Pension Fund | 10% | * | * |
| Sarasota Village . . . . . . . | Sarasota | FL | Major U.S. Pension Fund | 10% | * | * |
| Atlantic Plaza . . . . . . . . | Satellite Beach | FL | Major U.S. Pension Fund | 10% | * | * |
| Mableton Walk . . . . . . . . | Mableton | GA | Major U.S. Pension Fund | 10% | * | * |
| Raymond Road . . . . . . . | Jackson | MS | Major U.S. Pension Fund | (4) | — | * |
| Mint Hill Festival . . . . . . | Charlotte | NC | Major U.S. Pension Fund | 10% | * | * |
| Ladera . . . . . . . . . . . . . | Albuquerque | NM | Major U.S. Pension Fund | 10% | * | * |
| Harwood Central Village . | Bedford | TX | Major U.S. Pension Fund | 10% | * | * |
| Spring Valley Crossing . . . | Dallas | TX | Major U.S. Pension Fund | 10% | * | * |
| Odessa-Winwood Town Center . . . . . . . . . . . | Odessa | TX | Major U.S. Pension Fund | 10% | * | * |
| Ridglea Plaza . . . . . . . . | Fort Worth | TX | Major U.S. Pension Fund | 10% | * | * |
| Windvale . . . . . . . . . . . | The Woodlands | TX | Major U.S. Pension Fund | 10% | * | * |
| *In Process Development / Redevelopment Properties* | | | | | | |
| Stone Mountain Festival . . | Stone Mountain | GA | Major U.S. Pension Fund | 10% | * | — |
| Marrero Shopping Center . | Marrero | LA | Major U.S. Pension Fund | 10% | * | — |
| Clinton Crossing . . . . . . . | Clinton | MS | Major U.S. Pension Fund | 10% | * | * |
| | | | | | $ 6,963 | $ 6,267 |
| **Clearwater Mall, LLC** | | | | | | |
| Clearwater Mall . . . . . . . | Clearwater | FL | The Sembler Company | (6) | — | $ 4,225 |

| | City | State | JV Partner | Percent Ownership | Investment in/Advances to as of December 31, 2004 | December 31, 2003 |
|---|---|---|---|---|---|---|
| **NP / I&G Institutional Retail Company, LLC (5)(7)** | | | | | | |
| Riverplace Shopping Center | Jacksonville | FL | JPMorgan Fleming Asset Management | 20% | * | — |
| Conyers Crossroads | Conyers | GA | JPMorgan Fleming Asset Management | 20% | * | — |
| Village Shoppes of Flowery Branch | Flowery Branch | GA | JPMorgan Fleming Asset Management | 20% | * | — |
| Village Shoppes of East Cherokee | Woodstock | GA | JPMorgan Fleming Asset Management | 20% | * | — |
| DSW Plaza at Lake Grove | Lake Grove | NY | JPMorgan Fleming Asset Management | 20% | * | * |
| Skytop Pavilion | Cincinnati | OH | JPMorgan Fleming Asset Management | 20% | * | — |
| | | | | | $12,531 | $ 4,349 |
| ***Preston Ridge*** | | | | | | |
| The Centre at Preston Ridge (1) | Frisco | TX | Foreign Investor / George Allen / Milton Schaffer | 25% | * | * |
| The Market at Preston Ridge | Frisco | TX | George Allen / Milton Schaffer | (8) | — | * |
| Undeveloped land parcels (9) | Frisco | TX | George Allen / Milton Schaffer | 50% | * | * |
| | | | | | $ 5,676 | $ 9,269 (10) |
| | | | **Investments in/Advances to Unconsolidated Ventures** | | **$31,888** | **$38,958** |

* Multiple properties held in a single joint venture investment.

(1) The Company receives increased participation after a 10% return.

(2) The Company receives an 8.5% preferred return on its investment.

(3) In accordance with the provisions of FIN 46, this joint venture has been included as a consolidated entity in the Company's Consolidated Balance Sheet as of December 31, 2004. Therefore, the Company's equity investment balance has been eliminated.

(4) This property was sold by the joint venture during 2004.

(5) The Company receives increased participation after a 12% IRR.

(6) As of December 31, 2003, the Company's ownership percentage in this joint venture was 50%. On January 30, 2004, the Company purchased the remaining 50% interest in Clearwater Mall that it did not previously own. Accordingly, the results of operations for this property subsequent to the acquisition of the remaining 50% interest have been included in the consolidated results of operations of the Company. Prior to the acquisition of the remaining 50% interest, the Company received a 9.5% preferred return on its investment.

(7) As of December 31, 2003, NP / I&G Institutional Retail Company, LLC had approximately $26.4 million of outstanding notes payable to the Company. The notes were repaid in full during the first quarter of 2004.

(8) As of December 31, 2003, the Company's ownership percentage in this joint venture was 50%. On September 1, 2004, the Company purchased the remaining 50% interest in The Market at Preston Ridge that it did not previously own. Accordingly, the results of operations for this property subsequent to the acquisition of the remaining 50% interest have been included in the consolidated results of operations of the Company. Prior to the acquisition of the remaining 50% interest, the Company received a 10% preferred return on its investment.

(9) The Company receives a 10% preferred return on its investment.

(10) The Company's investment balance included approximately $2.9 million of outstanding notes receivable relating to a mortgage loan payable to the Company. The loan was repaid in full on April 1, 2004.

Combined summary unaudited financial information for the Company's investments in/advances to unconsolidated ventures was as follows (in thousands, except footnotes):

### Condensed Combined Balance Sheets

|  | December 31, 2004 | December 31, 2003 |
| --- | --- | --- |
| Cash and cash equivalents | $ 10,848 | $ 10,170 |
| Receivables | 8,814 | 7,447 |
| Property and equipment, net of accumulated depreciation | 501,517 | 395,548 |
| Other assets, net of accumulated amortization | 18,171 | 9,700 |
| Total Assets | $539,350 | $422,865 |
| Long-term debt | $364,719 | $284,713 |
| Accrued interest | 1,700 | 1,304 |
| Other liabilities | 8,047 | 7,764 |
| Total liabilities | 374,466 | 293,781 |
| Total partners' capital | 164,884 | 129,084 |
| Total liabilities and partners' capital | $539,350 | $422,865 |
| Company's investments in / advances to unconsolidated ventures | $ 31,888 | $ 38,958 |

### Condensed Combined Statements of Income

|  | Year Ended December 31, 2004 | Year Ended December 31, 2003 | Year Ended December 31, 2002 |
| --- | --- | --- | --- |
| Rental revenues | $ 59,515 | $ 49,004 | $ 32,840 |
| Operating expenses | (18,891) | (13,225) | (4,906) |
| Interest expense | (16,998) | (10,444) | (10,052) |
| Other expenses, net | (12,118) | (6,705) | (8,688) |
| Net income | $ 11,508 | $ 18,630 | $ 9,194 |
| Company's share of net income (1) | $ 1,513 | $ 3,438 | $ 5,245 |

(1) Includes preferred returns of $0.9 million and $3.8 million as of December 31, 2003 and 2002, respectively.

The following is a brief summary of the unconsolidated joint venture obligations that the Company had as of December 31, 2004.

- *Arapahoe Crossings, LP.* On September 30, 2003, a U.S. partnership comprised substantially of foreign investors purchased a 70% interest in Arapahoe Crossings, reducing the Company's ownership interest from 100% to 30%. Under the terms of this joint venture, the Company has agreed to contribute its pro rata share of any capital that might be required by the joint venture; however, the Company does not expect that any significant capital contributions will be required. The joint venture had loans outstanding of approximately $49.2 million as of December 31, 2004.

- *CA New Plan Venture Fund.* The Company, together with a third party institutional investor, has an investment in a joint venture which owned 14 operating retail properties and three retail properties under redevelopment as of December 31, 2004. Under the terms of this joint venture, the Company has a 10% interest in the venture, and is responsible for contributing its pro rata share of any capital that might be required by the joint venture, up to a maximum amount of $8.3 million, of which approximately $5.7 million had been contributed by the Company as of December 31, 2004. The Company anticipates contributing the remaining $2.6 million during 2005. The joint venture had loans outstanding of approximately $130.0 million as of December 31, 2004.

- *NP / I&G Institutional Retail Company, LLC.* In November 2003, the Company formed a strategic joint venture with JPMorgan Fleming Asset Management to acquire high-quality institutional grade community and neighborhood shopping centers on a nationwide basis. The joint venture owned six retail properties as of December 31, 2004. Under the terms of this joint venture, the Company has a 20% interest in the venture and is responsible for contributing its pro rata share of any capital that might be required by the joint venture, up to a maximum amount of $30.0 million, of which approximately $12.5 million had been contributed by the Company as of December 31, 2004. The Company anticipates contributing the remaining $17.5 million during 2005. The joint venture had loans outstanding of approximately $115.9 million as of December 31, 2004.

- *Preston Ridge.* The Company has investments in various joint ventures that own a community shopping center (The Centre at Preston Ridge) and parcels of undeveloped land in Frisco, Texas.

  - *The Centre at Preston Ridge.* Under the terms of this joint venture, the Company has a 25% interest in a venture that owns The Centre at Preston Ridge. The Company has agreed to contribute its pro rata share of any capital that might be required by the joint venture; however, the Company does not expect that any significant capital contributions will be required. The joint venture had loans outstanding of approximately $69.3 million as of December 31, 2004.

  - *Undeveloped Land Parcels.* The Company has a 50% investment in a joint venture that owns approximately 38.6 acres of undeveloped land in Frisco, Texas. The Company has agreed to contribute its pro rata share of any capital that might be required by the joint venture; however, the Company does not expect that any significant capital contributions will be required. The joint venture had no loans outstanding as of December 31, 2004.

## 10. Debt Obligations

As of December 31, 2004 and 2003, the Company had debt obligations under various arrangements with financial institutions as follows (dollars in thousands):

| | Maximum Amount Available | Carrying Value as of | | Stated Interest Rates | Scheduled Maturity Date |
|---|---|---|---|---|---|
| | | December 31, 2004 | December 31, 2003 | | |
| CREDIT FACILITIES | | | | | |
| Revolving Facility | $350,000 | $ 296,000 | $ — | LIBOR + 65 bp (1)(2) | June 2007 |
| Secured Term Loan | 150,000 | 150,000 | — | LIBOR + 85 bp (1) | June 2007 |
| Fleet Revolving Facility | — | — | 191,000 | N/A | N/A |
| Fleet Secured Term Loan | — | — | 100,000 | N/A | N/A |
| Total Credit Facilities | $500,000 | $ 446,000 | $ 291,000 | | |
| MORTGAGES PAYABLE | | | | | |
| Fixed Rate Mortgages | | $ 506,367 | $ 530,640 | 6.670% - 9.625% | 2005 - 2028 |
| Variable Rate Mortgages | | 24,755 | 10,673 | Variable (3) | 2005 - 2011 |
| Total Mortgages | | 531,122 | 541,313 | | |
| Net unamortized premium | | 20,400 | 16,965 | | |
| Total Mortgages, net | | $ 551,522 | $ 558,278 | | |
| NOTES PAYABLE | | | | | |
| 6.88% unsecured notes | | $ — | $ 75,000 | 6.875% | N/A |
| 7.75% unsecured notes | | 100,000 | 100,000 | 7.750% | April 2005 |
| 7.35% unsecured notes | | 30,000 | 30,000 | 7.350% | June 2007 |
| 5.88% unsecured notes | | 250,000 | 250,000 | 5.875% | June 2007 |
| 7.40% unsecured notes | | 150,000 | 150,000 | 7.400% | September 2009 |
| 4.50% unsecured notes (4) | | 150,000 | — | 4.500% | February 2011 |
| 5.50% unsecured notes | | 50,000 | 50,000 | 5.500% | November 2013 |
| 3.75% unsecured notes (5) | | 115,000 | 115,000 | 3.750% | June 2023 |
| 7.97% unsecured notes | | 10,000 | 10,000 | 7.970% | August 2026 |
| 7.65% unsecured notes | | 25,000 | 25,000 | 7.650% | November 2026 |
| 7.68% unsecured notes | | 10,000 | 10,000 | 7.680% | November 2026 |
| 7.68% unsecured notes | | 10,000 | 10,000 | 7.680% | November 2026 |
| 6.90% unsecured notes | | 25,000 | 25,000 | 6.900% | February 2028 |
| 6.90% unsecured notes | | 25,000 | 25,000 | 6.900% | February 2028 |
| 7.50% unsecured notes | | 25,000 | 25,000 | 7.500% | July 2029 |
| Total Notes | | 975,000 | 900,000 | | |
| Net unamortized discount | | (4,723) | (3,116) | | |
| Impact of pay-floating swap agreements | | 286 | 1,280 | | |
| Total Notes, net | | $ 970,563 | $ 898,164 | | |
| CAPITAL LEASES | | $ 28,234 | $ 28,562 | 7.500% | June 2031 |
| TOTAL DEBT | | $1,996,319 | $1,776,004 | | |

(1) The Company incurs interest using the 30-day LIBOR rate, which was 2.40% as of December 31, 2004. The interest rate on this facility adjusts based on the Company's credit rating.

(2) The Company also incurs an annual facility fee of 20 basis points on this facility.

(3) As determined by the applicable loan agreement, the Company incurs interest on these obligations using either the 30-day LIBOR rate, which was 2.40% as of December 31, 2004, plus spreads ranging from 65 to 85 basis points, or the Moody's A Corporate Bond Index, which was 5.43% as of December 31, 2004, plus spreads ranging from 12.5 to 37.5 basis points.

(4) The Company has entered into reverse interest rate swaps that effectively converted the interest rate on $65 million of the notes from a fixed rate to a blended floating rate of 30 basis points over the six month LIBOR rate.

(5) Represents the Company's convertible senior notes, which are redeemable for cash, in whole or in part, any time after June 9, 2008.

On June 29, 2004, the Company amended its existing $350.0 million unsecured revolving credit facility (the "Revolving Facility"). The Revolving Facility matures on June 29, 2007, with a one-year extension option. As of December 31, 2004, the Revolving Facility bore interest at LIBOR plus 65 basis points, based on the Company's then current debt rating. In addition, the Company incurs an annual facility fee of 20 basis points on this facility.

On June 29, 2004, the Company also amended its existing $100.0 million secured term loan facility, increasing the loan amount to $150.0 million (the "Secured Term Loan"). The Secured Term Loan matures on June 29, 2007. As of December 31, 2004, the Secured Term Loan bore interest at LIBOR plus 85 basis points, based on the Company's then current debt rating.

The Revolving Facility and the Secured Term Loan require that the Company maintain certain financial coverage ratios. These coverage ratios currently include:

- net operating income of unencumbered assets to interest on unsecured debt ratio of at least 2:1
- EBITDA to fixed charges ratio of at least 1.75:1
- minimum tangible net worth of approximately $1.3 billion
- total debt to total adjusted assets of no more than 57.5%
- total secured debt to total adjusted assets of no more than 40%
- unsecured debt to unencumbered assets value ratio of no more than 55%
- book value of ancillary assets to total adjusted assets of no more than 25%
- book value of new construction assets to total adjusted assets of no more than 15%
- Funds from Operations (as defined in the applicable debt agreement) payout ratio no greater than 95%

On February 6, 2004, the Company completed a public offering of $150.0 million aggregate principal amount of unsecured, 7-year fixed rate notes with a coupon of 4.50% (the "2004 Debt Offering"). These notes are due on February 1, 2011. The notes were priced at 99.409% of par value to yield 4.6%. Net proceeds from the offering were used to repay a portion of the borrowings outstanding under the Company's then existing revolving credit facility. On January 30, 2004, concurrent with the pricing of the offering, the Company entered into reverse interest rate swaps that effectively converted the interest rate on $100.0 million of the notes from a fixed rate to a blended floating rate of 39 basis points over the six-month LIBOR rate. The swaps will terminate on February 1, 2011.

On November 20, 2003, the Company completed a public offering of $50.0 million aggregate principal amount of unsecured, 10-year fixed rate notes with a coupon of 5.50% (the "Medium-Term Notes Offering"). The notes are due on November 20, 2013. The notes were priced at 99.499% of par value to yield 5.566%. Net proceeds from the offering were used to repay $49.0 million of 7.33% notes scheduled to mature on November 20, 2003.

On May 19, 2003, the Company completed a public offering of $100.0 million aggregate principal amount of 3.75% convertible senior notes due June 2023 (the "Convertible Debt Offering"). On June 10, 2003, the underwriters exercised their over-allotment option in full and purchased an additional $15.0 million aggregate principal amount of the notes. The notes were originally convertible into common stock of the Company upon the occurrence of certain events, as discussed below, at an initial conversion price of $25.00 per share. Under the original terms of these notes, holders could convert their notes into shares of the Company's common stock (or cash, or a combination of cash and shares of common stock, at the Company's option) under any of the following circumstances: (i) during

any calendar quarter (and only during such calendar quarter) if the last reported sale price of the Company's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price on such last trading day; (ii) if the notes have been called for redemption; or (iii) upon the occurrence of certain specified corporate transactions. Effective December 17, 2004, in light of expected changes in the accounting treatment of convertible notes that went into effect as of January 1, 2005, the Company irrevocably waived its right to issue shares of common stock with respect to the principal amount of debt converted upon any future conversion of the convertible notes by the holders of such notes. The notes may not be redeemed by the Company prior to June 9, 2008, but are redeemable for cash, in whole or in part, any time thereafter. The net proceeds to the Company from the offering were approximately $111.7 million and were used to repay a portion of the borrowings outstanding under the Company's then existing revolving credit facility.

As of December 31, 2004, future expected/scheduled maturities of outstanding long-term debt and capital lease obligations were as follows (in thousands):

| | |
|---|---|
| 2005 | $ 140,586 |
| 2006 | 44,321 |
| 2007 | 767,177 |
| 2008 | 203,884 |
| 2009 | 177,672 |
| Thereafter | 646,716 |
| Total debt maturities | 1,980,356 |
| Net unamortized premiums on mortgages | 20,400 |
| Net unamortized discount on notes | (4,723) |
| Fair value adjustment on pay-floating swap agreements | 286 |
| Total debt obligations | $1,996,319 |

## 11. Other Liabilities

Other liabilities are comprised of the following (in thousands):

|  | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Property and other taxes payable | $ 30,685 | $ 28,799 |
| Interest payable | 15,596 | 12,261 |
| Accrued professional and personnel costs | 13,202 | 12,738 |
| Accrued construction costs | 10,356 | 5,192 |
| Swap contracts | 8,495 | — |
| Accounts payable | 6,901 | 6,296 |
| Deferred rent expense and rents received in advance | 4,870 | 4,677 |
| Amounts due seller of property | 2,541 | 2,485 |
| Acquisition / disposition costs | 1,916 | 3,454 |
| Deferred gain | — | 1,426 |
| Accrued insurance | 996 | 5,305 |
| Other | 9,711 | 20,160 |
| Total | $105,269 | $102,793 |

## 12. Risk Management and Use of Financial Instruments

### Risk Management

In the normal course of its on-going business operations, the Company encounters economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk on its interest-bearing liabilities. Credit risk is the risk of default on the Company's operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of the properties held by the Company due to changes in interest rates or other market factors.

### Use of Derivative Financial Instruments

The Company's use of derivative instruments is primarily limited to the utilization of interest rate agreements or other instruments to manage interest rate risk exposures and not for speculative purposes. The principal objective of such arrangements is to manage the risks and/or costs associated with the Company's operating and financial structure, as well as to hedge specific transactions. The counterparties to these arrangements are major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company is potentially exposed to credit loss in the event of non-performance by these counterparties. However, because of their high credit ratings, the Company does not anticipate that any of the counterparties will fail to meet these obligations as they come due. The Company does not use derivative instruments to hedge credit/market risk.

On January 30, 2004, concurrent with the pricing of the 2004 Debt Offering, the Company entered into three reverse arrears swap agreements, in notional amounts of $50.0 million, $35.0 million and $15.0 million, that effectively converted the interest rate on $100.0 million of the debt from a fixed rate to a blended floating rate of 39 basis points over the six-month LIBOR rate. On May 19, 2004, the Company settled the $35.0 million reverse arrears swap agreement for an aggregate payment of approximately $1.5 million. The effect of such payment was deferred and will be amortized into

earnings as an increase in effective interest expense over the term of the fixed rate borrowing. Concurrent with the settlement of the $35.0 million reverse arrears swap agreement, the blended floating interest rate on the remaining two swaps was adjusted downward to 30 basis points over the six-month LIBOR rate. The remaining two swaps will terminate on February 1, 2011.

During 2004, the Company entered into seven 10-year forward starting interest rate swap agreements for an aggregate of approximately $200.0 million in notional amount. These derivative instruments are expected to be used to hedge the risk of changes in interest cash outflows on anticipated fixed rate financings by effectively locking the 10-year LIBOR swap rate. The gain or loss on each of the seven swaps will be deferred in accumulated other comprehensive income and will be amortized into earnings as an increase/decrease in effective interest expense during the same period or periods in which the hedged transaction affects earnings.

The following table summarizes the terms and fair values of the Company's derivative financial instruments at December 31, 2004 (in thousands). The notional amounts at December 31, 2004 provide an indication of the extent of the Company's involvement in these instruments at that time, but do not represent exposure to credit, interest rate or market risks.

| Hedge Product | Hedge Type | Notional Amount | Strike | Maturity | Fair Value |
|---|---|---|---|---|---|
| Reverse Arrears Swap | Fair Value | $50,000 | 4.380% | 02/01/11 | $ 281 |
| Reverse Arrears Swap | Fair Value | 15,000 | 4.030% | 02/01/11 | 5 |
| Forward Starting Swap | Cash Flow | 25,000 | 4.767% | 10/15/14 | (489) |
| Forward Starting Swap | Cash Flow | 25,000 | 4.805% | 10/15/14 | (567) |
| Forward Starting Swap | Cash Flow | 25,000 | 4.979% | 10/15/14 | (922) |
| Forward Starting Swap | Cash Flow | 25,000 | 4.980% | 10/15/14 | (923) |
| Forward Starting Swap | Cash Flow | 25,000 | 5.053% | 04/06/15 | (695) |
| Forward Starting Swap | Cash Flow | 25,000 | 5.039% | 04/06/15 | (666) |
| Forward Starting Swap | Cash Flow | 50,000 | 5.765% | 04/06/15 | (4,233) |
| | | | | | $(8,209) |

On December 31, 2004, the reverse arrears swap agreements and the forward starting swap agreements were reported at their fair values as Other Assets of $0.3 million and Other Liabilities of $8.5 million, respectively. Additionally, the reverse arrears swap of approximately $0.3 million at December 31, 2004 was reported as a component of the notes payable to which it was assigned. As of December 31, 2004, there were approximately $7.5 million in deferred gains, net, represented in OCI, representing the unamortized portion of the settled swaps, as well as the unsettled portion of the forward starting swap agreements.

Over time, the unrealized gains and losses held in OCI (Note 17) will be reclassified to earnings in the same period(s) in which the hedged items are recognized in earnings. Approximately $0.8 million of expense, net, is expected to be amortized over the next 12 months. The current balance held in OCI is expected to be reclassified to earnings over the lives of the current hedging instruments, or for realized losses on forecasted debt transactions, over the related term of the debt obligation, as applicable.

Concentration of Credit Risk

A concentration of credit risk arises in the Company's business when a national or regionally-based tenant occupies a substantial amount of space in multiple properties owned by the Company. In that event, if the tenant suffers a significant downturn in its business, it may become unable to make its

contractual rent payments to the Company, exposing the Company to a potential loss in rental revenue that is magnified as a result of the tenant renting space in multiple locations. The Company regularly monitors its tenant base to assess potential concentrations of credit risk. Management believes the current credit risk portfolio is reasonably well diversified and does not contain any unusual concentration of credit risk. No tenant exceeds 5% of annual reported rental income.

## 13. Minority Interest in Consolidated Partnership and Joint Ventures

In 1995, ERP, a consolidated entity, was formed to own certain real estate properties. A wholly owned subsidiary of the Company is the sole general partner of ERP and is entitled to receive 99% of all net income and gains before depreciation, if any, after the limited partners receive their preferred cash and gain allocations. Properties have been contributed to ERP in exchange for limited partnership units (which may be redeemed at stipulated prices for cash or, at the Company's option, shares of common stock of the Company), cash and the assumption of mortgage indebtedness. These units are redeemable for shares of common stock of the Company at exchange ratios currently ranging from 1.0 to 1.4 shares of common stock per unit. ERP unit information is summarized as follows:

| | Total Units | Company Units | Limited Partner Units |
|---|---|---|---|
| Outstanding at December 31, 2002 | 5,565,066 | 3,430,524 | 2,134,542 |
| Redeemed | — | 1,541 (1) | (1,541)(1) |
| Outstanding at December 31, 2003 | 5,565,066 | 3,432,065 | 2,133,001 |
| Issued | 1,150,500 | 293,294 | 857,206 (2) |
| Redeemed | — | 1,383,856 (1) | (1,383,856)(1) |
| Outstanding at December 31, 2004 | 6,715,566 | 5,109,215 | 1,606,351 |

(1) Represents the redemption of limited partnership units for shares of common stock of the Company.

(2) Represents limited partnership units issued in connection with the acquisition of New Britain Village Square and Marketplace (Note 3).

## 14. Stockholders' Equity

### Earnings per Share (EPS)

In accordance with the disclosure requirements of SFAS No. 128 (Note 2), a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (in thousands, except per share amounts):

|  | Years Ended December 31, | | |
|---|---|---|---|
|  | 2004 | 2003 | 2002 |
| **Basic EPS** | | | |
| **Numerator:** | | | |
| Income from continuing operations | $132,655 | $125,373 | $ 30,300 |
| Preferred dividends | (21,470) | (21,170) | (21,023) |
| (Premium) discount on redemption of preferred stock | — | (630) | 6,997 |
| Net income available to common shares from continuing operations—basic | 111,185 | 103,573 | 16,274 |
| Results of operations of discontinued garden apartment communities | — | — | 17,007 |
| Income from other discontinued operations | 1,285 | 3,648 | 74,755 |
| Net income available to common shares from discontinued operations—basic | 1,285 | 3,648 | 91,762 |
| Net income available to common shares—basic | $112,470 | $107,221 | $108,036 |
| **Denominator:** | | | |
| Weighted average of common shares outstanding | 100,894 | 97,318 | 95,119 |
| Earnings per share—continuing operations | $ 1.10 | $ 1.06 | $ 0.17 |
| Earnings per share—discontinued operations | 0.01 | 0.04 | 0.97 |
| Basic earnings per common share | $ 1.11 | $ 1.10 | $ 1.14 |
| **Diluted EPS** | | | |
| **Numerator:** | | | |
| Income from continuing operations | $132,655 | $125,373 | $ 30,300 |
| Preferred dividends | (21,470) | (21,170) | (21,023) |
| (Premium) discount on redemption of preferred stock | — | (630) | 6,997 |
| Minority interest in consolidated partnership | 796 | 1,555 | 642 |
| Net income available to common shares from continuing operations—diluted | 111,981 | 105,128 | 16,916 |
| Results of operations of discontinued garden apartment communities | — | — | 17,007 |
| Income from other discontinued operations | 1,285 | 3,648 | 74,755 |
| Net income available to common shares from discontinued operations—diluted | 1,285 | 3,648 | 91,762 |
| Net income available to common shares—diluted | $113,266 | $108,776 | $108,678 |
| **Denominator:** | | | |
| Weighted average of common shares outstanding—basic | 100,894 | 97,318 | 95,119 |
| Effect of diluted securities: | | | |
| Excel Realty Partners, L.P. third party units | 1,394 | 2,178 | 897 |
| Common stock options | 1,057 | 773 | 536 |
| Weighted average of common shares outstanding—diluted | 103,345 | 100,269 | 96,552 |
| Earnings per share—continuing operations | $ 1.09 | $ 1.04 | $ 0.18 |
| Earnings per share—discontinued operations | 0.01 | 0.04 | 0.95 |
| Diluted earnings per common share | $ 1.10 | $ 1.08 | $ 1.13 |

Note—Preferred A shares are anti-dilutive for earnings per share calculations. On July 15, 2002, the Company redeemed all Preferred A shares outstanding, resulting in the issuance of approximately 1.9 million shares of common stock. The redemption resulted in a one-time discount, which is reflected above in the year ended December 31, 2002. For the 12 months ended December 31, 2004, 2003 and 2002 there were approximately 0.6 million, 0.5 million and 2.7 million stock options, respectively, that were anti-dilutive.

Common Stock

To maintain its qualification as a REIT, not more than 50% in value of the outstanding shares of the Company may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of any taxable year of the Company (defined to include certain entities), applying certain constructive ownership rules. To help ensure that the Company will not fail this test, the Company's Articles of Incorporation provide for, among other things, certain restrictions on the transfer of common stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, the Company must maintain records that disclose the actual ownership of its outstanding common stock and will demand written statements each year from the holders of record of designated percentages of its common stock requesting the disclosure of the beneficial owners of such common stock.

On August 23, 2004, the Company sold 2,000,000 of its common shares in a public offering (the "Common Stock Offering"). The net proceeds from the offering were approximately $50.0 million and were used to repay a portion of the borrowings outstanding under the Revolving Facility.

On July 21, 2003, the Company established a standby equity distribution program with BNY Capital Markets, Inc. pursuant to which the Company may issue and sell from time to time up to $50.0 million of common stock in "at the market" transactions. As of December 31, 2004, the Company had not issued or sold any common stock under this distribution program.

Common Stock Repurchases

In October 1999, the Company commenced a program to repurchase up to $75.0 million of the Company's outstanding common stock from time to time through periodic open market transactions or through privately negotiated transactions. Through December 31, 2004, approximately 2,150,000 shares have been repurchased and retired at an average purchase price of $15.30 per share. No shares were repurchased in either 2004 or 2003.

Preferred Stock

On April 21, 2003, the Company completed a public offering of 8,000,000 depositary shares, each representing a 1/10 fractional interest of a share of 7.625% Series E Cumulative Redeemable Preferred Stock (the "Preferred Stock Offering"). The net proceeds to the Company from the Preferred Stock Offering were approximately $193.2 million and were used to redeem all of the Company's outstanding Series B depositary shares (the "Series B Preferred Stock Redemption"), each of which represented a 1/10 fractional interest of a share of 8 5/8% Series B Cumulative Redeemable Preferred Stock, as well as to repay a portion of the amount outstanding under the Company's then existing revolving credit facility.

On May 5, 2003, the Company completed the Series B Preferred Stock Redemption at an aggregate cost of $157.5 million. The redemption occurred at a premium to the carrying value of the preferred stock, aggregating approximately $0.6 million based on shares redeemed by the Company at the closing price at redemption.

The Company also has 1,500,000 Series D depositary shares outstanding, each representing a 1/10 fractional interest in a share of 7.8% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock (the "Preferred D Shares"), which are redeemable at the option of the Company on or after June 15, 2007 at a liquidation preference of $500 per share. The Preferred D Shares pay dividends quarterly at the rate of 7.8% of the liquidation preference per annum through September 2012 and at

the rate of 9.8% of the liquidation preference per annum thereafter. Beginning in the third quarter of 2004, in accordance with applicable accounting rules, and as a result of the "step-up" of the dividend to 9.8% of the liquidation preference beginning in 2012, the Company recorded quarterly non-cash increases to the current dividend payable. For the year ended December 31, 2004, the Company recorded total, non-cash increases of approximately $0.4 million (of which approximately $0.2 million was recorded in each of the third and fourth quarters). The Company expects to continue recognizing additional quarterly non-cash charges with respect to the Preferred D Shares in amounts that are not expected to vary materially from the amounts recognized for the third and fourth quarters.

Stock Based Compensation

Stock Options

The Company currently has one active stock option plan and three stock option plans under which option grants may no longer be made. In addition, two option grants were made to the Company's Chief Executive Officer in February 2000, which were not part of the previously mentioned plans. Pursuant to the four plans and two additional option grants, stock options have been granted to purchase shares of common stock of the Company to officers, directors, and certain employees of the Company. The active plan is the 2003 Stock Incentive Plan (the "2003 Plan"), which provides for the grant of stock options, stock grants and certain other types of stock based awards to officers, directors and certain employees of the Company. The exercise price of stock options granted pursuant to the 2003 Plan is required to be no less than the fair market value of a share of common stock on the date of grant. The vesting schedule and other terms of stock options granted under the 2003 Plan are determined at the time of grant by the Company's executive compensation and stock option committee. As of December 31, 2004, approximately 4.0 million shares were available for stock option grants and 0.9 million shares were available for stock grants or other types of stock based awards other than stock option grants (and to the extent that any such stock grants or other types of stock based awards are issued, then there is a share for share reduction in the number of shares available for stock option grants) under the 2003 Plan. The stock options outstanding at December 31, 2004 had exercise prices from $12.8125 to $26.10 and a weighted average remaining contractual life of approximately seven years. The total option shares exercisable under all four plans and two additional option grants, at December 31, 2004, was approximately 1.2 million.

The following tables summarize information concerning outstanding and exercisable options as of December 31, 2004:

| Exercise Price Range | OPTIONS OUTSTANDING | | | OPTIONS EXERCISABLE | |
|---|---|---|---|---|---|
| | Options Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Currently Exercisable | Weighted Average Exercise Price |
| $12.8125 | 717,291 | 5.1 years | $12.8125 | 429,251 | $12.8125 |
| $13.8125 | 15,000 | 5.4 years | 13.8125 | 15,000 | 13.8125 |
| $14.0000 – $14.4375 | 98,600 | 5.6 years | 14.1890 | 34,700 | 14.0000 |
| $15.4800 | 435,280 | 6.2 years | 15.4800 | 94,480 | 15.4800 |
| $17.1100 | 20,250 | 6.4 years | 17.1100 | 20,250 | 17.1100 |
| $18.1875 | 3,500 | 4.6 years | 18.1875 | 3,500 | 18.1875 |
| $19.1600 – $19.9900 | 1,762,223 | 7.3 years | 19.7139 | 427,706 | 19.8298 |
| $20.0625 – $20.8300 | 81,030 | 5.9 years | 20.4170 | 81,030 | 20.4170 |
| $22.6250 | 4,000 | 0.7 years | 22.6250 | 4,000 | 22.6250 |
| $23.0000 – $23.8100 | 44,750 | 8.5 years | 23.6743 | 44,750 | 23.6742 |
| $24.4167 | 4,200 | 3.1 years | 24.4167 | 4,200 | 24.4167 |
| $25.2500 | 5,000 | — | 25.2500 | 5,000 | 25.2500 |
| $26.1000 | 614,000 | 9.2 years | 26.1000 | — | — |
| Total | 3,805,124 | 7.0 years | $18.8545 | 1,163,867 | $16.8231 |

Stock option activity is summarized as follows:

|  | Option Shares | Weighted Average Exercise Price Per Share |
|---|---|---|
| Outstanding at December 31, 2001 | 5,048,790 | $18.14 |
| Granted | 1,331,000 | $19.98 |
| Exercised | (417,237) | $17.25 |
| Forfeited | (782,713) | $19.98 |
| Outstanding at December 31, 2002 | 5,179,840 | $18.41 |
| Granted | 684,999 | $19.25 |
| Exercised | (742,697) | $18.58 |
| Forfeited | (817,544) | $19.46 |
| Outstanding at December 31, 2003 | 4,304,598 | $18.33 |
| Granted | 669,750 | $25.97 |
| Exercised | (951,822) | $20.98 |
| Forfeited | (217,402) | $22.53 |
| Outstanding at December 31, 2004 | 3,805,124 | $18.85 |
| Options exercisable at December 31, 2004 | 1,163,867 | $16.82 |
| Options exercisable at December 31, 2003 | 1,502,520 | $20.12 |
| Options exercisable at December 31, 2002 | 2,449,300 | $20.10 |

Effective January 1, 2003, the Company adopted the prospective method provisions of SFAS No. 148, which apply the recognition provisions of SFAS No. 123 to all employee stock awards granted, modified or settled after January 1, 2003.

Had compensation cost for the Company's stock options issued prior to December 31, 2002 been recognized based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123 (prospective adoption of SFAS 148—see Note 2), the Company's net income for the year ended December 31, 2004 would have been reduced by $1.2 million from $133.9 million to $132.7 million (resulting in net income of $1.10 per share—basic and $1.08 per share—diluted). In the year ended December 31, 2003, net income would have been reduced by $2.0 million from $129.0 million to $127.0 million (resulting in net income of $1.08 per share—basic and $1.07 per share—diluted). In the year ended December 31, 2002, net income would have been reduced by $2.2 million from $122.1 million to $119.9 million (resulting in net income of $1.11 per share—basic and $1.10 per share—diluted).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in each of the three years ended December 31, 2004, 2003 and 2002, respectively: dividend yield of 9.3%, 9.23%, and 9.23%, respectively; expected volatility of 18.0%, 22.91%, and 22.88%, respectively; risk-free interest rate of 2.30%, 2.65%, and 4.46%, respectively; and expected life of 3.1 years, 5.4 years, and 3.7 years,

respectively. The per share weighted average fair value at the dates of grant for options awarded for the above periods was $1.05, $1.09, and $1.33, respectively.

Stock Awards

During the year ended December 31, 2004, the Company granted 60,150 restricted shares of common stock to certain employees. Of these shares, 30,075 will vest proportionately over five years, commencing on the first anniversary date of the initial grant. The balance of the restricted shares vest proportionately over the same five year period upon satisfaction of annual performance criteria established each year by the Company's executive compensation and stock option committee.

During the year ended December 31, 2003, the Company granted 59,500 restricted shares of common stock to certain employees. Of these shares, 29,750 vest proportionately over five years, commencing on the first anniversary date of the initial grant. The balance of the restricted shares vest proportionately over the same five year period upon satisfaction of annual performance criteria established each year by the Company's executive compensation and stock option committee.

For accounting purposes, the Company measures compensation costs for restricted shares as of the date of the grant and expenses such amounts against earnings, ratably over the respective vesting period. Such amounts appear on the Company's Consolidated Statements of Income and Comprehensive Income under "General and administrative."

During the year ended December 31, 2004, the Company also granted 5,310 shares of common stock to members of its Board of Directors. These shares vested immediately upon grant. For accounting purposes, the Company measured compensation costs for these shares as of the date of grant and expensed such amounts against earnings on the grant date. Such amounts appear on the Company's Consolidated Statements of Income and Comprehensive Income under "General and administrative."

Dividends Paid and Payable (in thousands):

| | |
|---|---:|
| Dividends declared in 2002, paid in 2002 | $134,310 |
| Dividends declared in 2002, paid in 2003 | 44,836 |
| Dividends declared in 2003, paid in 2003 | 136,316 |
| Dividends declared in 2003, paid in 2004 | 45,696 |
| Dividends declared in 2004, paid in 2004 (1) | 140,729 |
| Dividends declared in 2004, payable in 2005 (1) | 47,693 |

(1) Amount does not include the quarterly non-cash adjustments to account for the Preferred D dividend "step-up" discussed in the Preferred Stock section above.

Distributions to shareholders will generally be taxable as ordinary income, although a portion of such dividends may be designated by the Company as capital gain or may constitute a tax-free return of capital. The Company annually furnishes to each of its shareholders a statement setting forth the distributions paid during the preceding year and their characterization as ordinary income, capital gain or return of capital.

The Company intends to continue to declare quarterly distributions. No assurance, however, can be provided as to the amounts or timing of future distributions, as the maintenance of such distributions is subject to various factors, including the discretion of the Company's Board of Directors, limitation provisions of the Company's debt instruments, the ability to pay dividends under Maryland

law, the availability of cash to make the necessary dividend payments and the effect of REIT distribution requirements.

Dividend Reinvestment Plan

The Company has a Dividend Reinvestment and Share Purchase Plan whereby shareholders may invest cash distributions and make optional cash payments to purchase shares of the Company. The additional shares currently are issued directly by the Company.

Deferred Compensation Plan

Effective July 1, 2004, the Company adopted a deferred compensation plan. The purpose of the plan is to provide participants with the opportunity to defer receipt of a portion of their salary, bonus and other specified cash and equity-based compensation. Eligibility for the plan is determined at the sole discretion of the Company's Executive Compensation and Stock Option Committee. The Company has established grantor trusts, also known as Rabbi Trusts, to act as vehicles for accumulating the assets needed to pay the promised benefit. At December 31, 2004, the liability under the plan, which is reflected in other liabilities, was $0.1 million. Expense for the year ended December 31, 2004 was immaterial.

## 15. Fair Value of Financial Instruments

The following fair value disclosure was determined by the Company, using available market information and discounted cash flow analyses as of December 31, 2004 and 2003, respectively. The discount rate used in calculating fair value is the sum of the current risk free rate and the risk premium on the date of acquiring/assuming the instruments/obligations. Considerable judgment is necessary to interpret market data and to develop the related estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize upon disposition. The use of different estimation methodologies may have a material effect on the estimated fair value amounts. The Company believes that the carrying amounts reflected in the Consolidated Balance Sheets at December 31, 2004 and 2003 approximate the fair values for cash and cash equivalents, marketable securities, receivables and other liabilities.

The following are financial instruments for which Company estimates of fair value differ from carrying amounts (in thousands):

|  | December 31, 2004 | | December 31, 2003 | |
|  | Carrying Amounts | Fair Value | Carrying Amounts | Fair Value |
| --- | --- | --- | --- | --- |
| Mortgages and notes receivable | $ 8,881 | $ 9,187 | $ 39,637 | $ 40,228 |
| Mortgages payable | 551,522 | 530,917 | 558,278 | 544,751 |
| Notes payable | 970,563 | 1,000,776 | 898,164 | 1,074,352 |
| Credit facilities | 446,000 | 436,384 | 291,000 | 293,283 |

## 16. Commitments and Contingencies

General

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties. The Company is involved in routine litigation arising in the ordinary course of business, none of which is believed to be material.

The Company has, however, reserved approximately $2.3 million as of December 31, 2004 in connection with a specific tenant litigation. There can be no assurance as to the final outcome of this litigation and whether it will exceed or fall short of the amount reserved; however, even if the Company's ultimate loss is more than the reserve established, the Company does not expect that the amount of the loss in excess of the reserve would be material.

Funding Commitments

In addition to the joint venture funding commitments described in Note 9 above, the Company also had the following contractual obligations as of December 31, 2004, none of which the Company believes will have a material adverse affect on the Company's operations:

- *Letters of Credit.* The Company has arranged for the provision of three separate letters of credit in connection with certain property related matters. If these letters of credit are drawn, the Company will be obligated to reimburse the providing bank for the amount of the draw. As of December 31, 2004, there was no balance outstanding under any of the letters of credit. If the letters of credit were fully drawn, the combined maximum amount of exposure would be approximately $3.5 million.

- *Non-Recourse Debt Guarantees.* Under certain Company and joint venture non-recourse mortgage loans, the Company could, under certain circumstances, be responsible for portions of the mortgage indebtedness in connection with certain customary non-recourse carve-out provisions such as environmental conditions, misuse of funds and material misrepresentations. As of December 31, 2004, the Company had mortgage loans outstanding of approximately $551.5 million and joint ventures in which the Company has a direct or indirect interest had mortgage loans outstanding of approximately $364.7 million.

- *Leasing Commitments.* The Company has entered into leases, as lessee, in connection with ground leases for shopping centers which it operates, an office building which it sublets, and administrative space for the Company. These leases are accounted for as operating leases. The minimum annual rental commitments for these leases during the next five fiscal years and thereafter are approximately as follows (in thousands):

| Year | |
|------|------|
| 2005 | $ 1,853 |
| 2006 | 1,948 |
| 2007 | 2,415 |
| 2008 | 2,299 |
| 2009 | 2,280 |
| Thereafter | 38,688 |

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, the Company may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in their property or disposed of by them, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not the Company knew of, or was responsible for, the presence of these hazardous or toxic substances. As

is common with community and neighborhood shopping centers, many of the Company's properties had or have on-site dry cleaners and/or on-site gasoline facilities. These operations could potentially result in environmental contamination at the properties.

The Company is aware that soil and groundwater contamination exists at some of its properties. The primary contaminants of concern at these properties include perchloroethylene and trichloroethylene (associated with the operations of on-site dry cleaners) and petroleum hydrocarbons (associated with the operations of on-site gasoline facilities). The Company is also aware that asbestos-containing materials exist at some of its properties. While the Company does not expect the environmental conditions at its properties, considered as a whole, to have a material adverse effect on the Company, there can be no assurance that this will be the case. Further, no assurance can be given that any environmental studies performed have identified or will identify all material environmental conditions, that any prior owner of the properties did not create a material environmental condition not known to the Company or that a material environmental condition does not otherwise exist with respect to any of the Company's properties.

## 17. Comprehensive Income

Total comprehensive income was $126.1 million, $132.4 million and $123.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. The primary components of comprehensive income, other than net income, are the adoption and continued application of SFAS No. 133 to the Company's cash flow hedges and the Company's mark-to-market on its available-for-sale securities.

As of December 31, 2004 and 2003, accumulated other comprehensive income (loss) reflected in the Company's stockholders' equity on the consolidated balance sheets was comprised of the following (in thousands):

|  | As of December 31, | |
|  | 2004 | 2003 |
|---|---|---|
| Realized/unrealized gains on available-for-sale securities | $ 2,460 | $ 1,942 |
| Realized gains on interest risk hedges | 1,973 | 2,195 |
| Realized losses on interest risk hedges | (969) | (1,352) |
| Unrealized losses on interest risk hedges | (8,495) | — |
| Accumulated other comprehensive (loss) income | $(5,031) | $ 2,785 |

## 18. Future Minimum Annual Base Rents

Future minimum annual base rental revenue for the next five years for the commercial real estate owned at December 31, 2004 and subject to non-cancelable operating leases is as follows (in thousands):

| Year | |
|---|---|
| 2005 | $396,762 |
| 2006 | 351,283 |
| 2007 | 301,480 |
| 2008 | 255,614 |
| 2009 | 208,325 |
| Thereafter | 954,933 |

## NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The above table assumes that all leases which expire are not renewed and tenant renewal options are not exercised, therefore neither renewal rentals nor rentals from replacement tenants are included. Future minimum annual base rentals do not include contingent rentals, which may be received under certain leases on the basis of percentage of reported tenants' sales volume, increases in consumer price indices, common area maintenance charges and real estate tax reimbursements. Contingent rentals for the years ended December 31, 2004, 2003 and 2002 amounted to approximately $107.7 million, $110.3 million and $99.1 million, respectively.

### 19. Retirement Plan

The Company has a Retirement and 401(k) Savings Plan (the "Savings Plan") covering officers and employees of the Company. Participants in the Savings Plan may elect to contribute a portion of their earnings to the Savings Plan and the Company makes a matching contribution to the Savings Plan to a maximum of 3% of the employee's eligible compensation. For the years ended December 31, 2004, 2003 and 2002, the Company's expense for the Savings Plan was approximately $0.5 million, $0.5 million and $0.3 million, respectively.

### 20. Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is as follows (in thousands, except per share amounts):

|  | Total Revenues (1) | Net Income | Net Income Per Share-Basic | Net Income Per Share-Diluted |
|---|---|---|---|---|
| **Year Ended December 31, 2004:** |  |  |  |  |
| First quarter | $123,953 | $37,397 | $0.32 | $0.32 |
| Second quarter | 121,643 | 32,916 | 0.28 | 0.27 |
| Third quarter | 122,204 | 29,441 | 0.24 | 0.23 |
| Fourth quarter | 127,737 | 34,186 | 0.28 | 0.27 |
| **Year Ended December 31, 2003:** |  |  |  |  |
| First quarter | $117,990 | $35,189 | $0.31 | $0.31 |
| Second quarter | 118,493 | 32,528 | 0.27 | 0.27 |
| Third quarter | 116,250 | 31,711 | 0.27 | 0.27 |
| Fourth quarter | 117,932 | 29,593 | 0.25 | 0.24 |
| **Year Ended December 31, 2002:** |  |  |  |  |
| First quarter | $ 81,500 | $21,988 | $0.18 | $0.18 |
| Second quarter | 97,729 | 30,761 | 0.27 | 0.26 |
| Third quarter | 97,723 | 29,791 | 0.33 | 0.33 |
| Fourth quarter | 101,297 | 39,522 | 0.36 | 0.36 |

(1) Amounts have been adjusted to give effect to the Company's discontinued operations, in accordance with SFAS No. 144.

### 21. Subsequent Events

On January 13, 2005, the Company completed a public offering of $100.0 million aggregate principal amount of unsecured, 10-year fixed rate notes with a coupon of 5.30%. The notes are due on January 15, 2015 and were priced at 99.930% of par value to yield 5.309%. Net proceeds from the offering were used to repay a portion of the borrowings outstanding under the Revolving Facility.

Concurrent with the pricing of the $100.0 million aggregate principal amount of unsecured notes, the Company settled four of its seven 10-year forward starting interest rate swap agreements with an aggregate of approximately $100.0 million in notional amount for an aggregate cost of approximately $2.5 million.

On February 21, 2005, Winn-Dixie Stores filed for bankruptcy protection under Chapter 11 of the federal bankruptcy laws. Prior to the bankruptcy filing, Winn-Dixie Stores leased space at 22 of the Company's shopping centers. Winn-Dixie Stores has since rejected the leases at two locations. The store locations represented by these two leases aggregate approximately 91,000 square feet of gross leasable area and represent approximately $0.7 million of annual base rent. The 20 non-rejected leases include one additional lease location that was previously assigned to a third party.

The remaining 19 locations, which include four leases at properties held in a joint venture in which the Company has a 10% interest, are all currently physically occupied and aggregate (including the Company's pro rata share of the joint venture properties) approximately 719,000 square feet of gross leasable area and represent approximately $4.5 million of annual base rent. This represents approximately 1.1% of the Company's total annual base rent.

## NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
## SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
### (in thousands)

| | Balance at Beginning of Period | Additions<br>Charged to Bad Debt Expense | Deductions<br>Accounts Receivable Written Off | Balance at End of Period |
|---|---|---|---|---|
| **Allowance for doubtful accounts:** | | | | |
| Year ended December 31, 2004 . . . . . . . . . . . . . . . | $16,950 | $7,642 | $ 353 | $24,239 |
| Year ended December 31, 2003 . . . . . . . . . . . . . . . | $15,307 | $2,385 | $ 742 | $16,950 |
| Year ended December 31, 2002 . . . . . . . . . . . . . . . | $15,633 | $4,345 | $4,671 | $15,307 |

| | Balance at Beginning of Period | Additions<br>Charged to Expense | Deductions<br>Written Off | Balance at End of Period |
|---|---|---|---|---|
| **Reserve for straight-line rents:** | | | | |
| Year ended December 31, 2004 . . . . . . . . . . . . . . . | $5,445 | $ (22) | $(1,875) | $3,548 |
| Year ended December 31, 2003 . . . . . . . . . . . . . . . | $5,130 | $1,093 | $ (778) | $5,445 |
| Year ended December 31, 2002 . . . . . . . . . . . . . . . | $4,528 | $1,169 | $ (567) | $5,130 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Cloverdale Village Florence, AL | | 634,152 | 2,536,606 | 19,932 | 634,152 | 2,556,538 | 3,190,689 | (655,944) | 1986 | Oct-94 | 40 |
| Riverview Plaza Gadsden, AL | (4,606,125) | 2,072,169 | 8,286,847 | 93,269 | 2,072,169 | 8,380,116 | 10,452,285 | (1,300,032) | 1990 | Oct-95 | 40 |
| Grants Mill Station Irondale, AL | | 2,888,819 | 11,555,308 | 154,096 | 2,888,819 | 11,709,404 | 14,598,223 | (1,838,447) | 1991 | Jul-98 | 40 |
| Kroger Muscle Shoals, AL | | 102,822 | 396,597 | | 102,822 | 396,597 | 499,419 | (62,500) | 1982 | Aug-93 | 40 |
| Kroger Muscle Shoals, AL | | 429,999 | 1,659,638 | | 429,999 | 1,659,638 | 2,089,637 | (261,535) | 1982 | Aug-93 | 40 |
| Kroger Scottsboro, AL | | 369,815 | 1,427,451 | | 369,815 | 1,427,451 | 1,797,266 | (224,936) | 1982 | Aug-93 | 40 |
| Payton Park Sylacauga, AL | | 3,584,697 | 14,339,021 | 79,886 | 3,584,697 | 14,418,908 | 18,003,604 | (2,259,415) | 1995 | Jul-98 | 40 |
| Conway Towne Center Conway, AR | | 3,275,986 | 9,827,958 | 476,229 | 3,275,986 | 10,304,187 | 13,580,173 | (490,519) | 1986 | Dec-02 | 40 |
| Mad Butcher Pine Bluff, AR | | 490,287 | 1,892,538 | 43,957 | 490,287 | 1,936,496 | 2,426,783 | (298,596) | 1981 | Aug-93 | 40 |
| Glendale Galleria Glendale, AZ | | 2,869,504 | 11,478,248 | 330,949 | 2,869,504 | 11,809,197 | 14,678,701 | (1,888,672) | 1991 | Aug-97 | 40 |
| Broadway Mesa Mesa, AZ | | 1,147,194 | 4,588,778 | 402,127 | 1,147,194 | 4,990,905 | 6,138,099 | (818,634) | 1985 | Dec-90 | 40 |
| Southern Village Mesa Mesa, AZ | | 1,712,353 | 6,849,509 | 198,756 | 1,712,353 | 7,048,264 | 8,760,618 | (1,131,769) | 1987 | Aug-97 | 40 |
| Metro Marketplace Phoenix, AZ | | 5,098,702 | 20,521,995 | 922,608 | 5,098,702 | 21,444,603 | 26,543,305 | (3,404,742) | 2001 | Jun-91 | 40 |
| Northmall Centre Tucson, AZ | | 4,762,481 | 12,630,121 | 799,371 | 4,762,481 | 13,429,492 | 18,191,973 | (2,205,966) | 1996 | Dec-96 | 40 |
| Bakersfield Plaza Bakersfield, CA | | (28,534) | 27,597,943 | 660,832 | (28,534) | 28,258,775 | 28,230,241 | (4,062,983) | 1990 | Jun-97 | 40 |
| Burbank Plaza Burbank, CA | | 1,153,334 | 4,613,209 | 158,223 | 1,153,334 | 4,771,432 | 5,924,765 | (833,678) | 1988 | May-89 | 40 |
| Carmen Plaza Camarilla, CA | | 1,872,708 | 7,491,044 | 2,591,907 | 1,872,708 | 10,082,951 | 11,955,659 | (1,554,530) | 2000 | Jun-97 | 40 |

## NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated— Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Cudahy Plaza, Cudahy, CA | | | 10,019,146 | 180,165 | | 10,199,311 | 10,199,311 | (1,497,709) | 1994 | Jun-97 | 40 |
| Broadway Faire, Fresno, CA | | 2,795,383 | 11,181,648 | 29,460 | 2,795,383 | 11,211,108 | 14,006,491 | (1,740,545) | 1995 | Apr-97 | 40 |
| Arbor Faire, Fresno, CA | | 4,378,813 | 17,624,497 | 190,904 | 4,378,813 | 17,815,401 | 22,194,214 | (2,759,670) | 1993 | Apr-97 | 40 |
| Briggsmore Plaza, Modesto, CA | (725) | 1,663,885 | 6,653,828 | 262,888 | 1,663,885 | 6,916,715 | 8,580,600 | (1,119,831) | 1998 | Jun-97 | 40 |
| Montebello Plaza, Montebello, CA | (3,185,611) | 5,808,350 | 23,231,144 | 757,305 | 5,808,350 | 23,988,449 | 29,796,798 | (3,925,566) | 1996 | Jun-97 | 40 |
| Paradise Plaza, Paradise, CA | (1,532,183) | 1,709,966 | 6,840,630 | 313,039 | 1,709,966 | 7,153,669 | 8,863,635 | (1,125,720) | 1997 | Jun-97 | 40 |
| Metro 580, Pleasanton, CA | | 5,876,389 | 23,651,921 | 2,528,239 | 5,876,389 | 26,180,160 | 32,056,549 | (3,712,845) | 2004 | Sep-97 | 40 |
| Rose Pavilion, Pleasanton, CA | | 11,389,328 | 45,840,252 | 878,206 | 11,389,328 | 46,718,458 | 58,107,786 | (7,292,204) | 1994 | Feb-98 | 40 |
| San Dimas Plaza, San Dimas, CA | | 4,597,244 | 18,336,392 | 624,462 | 4,597,244 | 18,960,855 | 23,558,099 | (2,909,115) | 1986 | Oct-97 | 40 |
| Bristol Plaza, Santa Ana, CA | | | 15,222,022 | 4,806,116 | | 20,028,139 | 20,028,139 | (2,283,700) | 2003 | Jun-97 | 40 |
| Vail Ranch Center, Temecula, CA | | 4,815,234 | 19,649,675 | 3,198,161 | 4,815,234 | 22,847,837 | 27,663,070 | (2,080,276) | 2003 | Feb-03 | 40 |
| Arvada Plaza, Arvada, CO | (2,236,723) | 1,214,994 | 3,820,483 | 4,461 | 1,214,994 | 3,824,944 | 5,039,939 | (194,852) | 1994 | Dec-02 | 40 |
| Aurora Plaza, Aurora, CO | (6,607,877) | 2,730,228 | 8,190,684 | 186,554 | 2,730,228 | 8,377,238 | 11,107,466 | (427,987) | 1996 | Dec-02 | 40 |
| Superior Marketplace, Superior, CO | | 23,433,974 | 15,663,149 | 1,304,717 | 23,433,974 | 16,967,866 | 40,401,840 | (866,850) | 2004 | Jul-02 | 40 |
| Westminster City Centre, Westminster, CO | (27,767,377) | 12,256,884 | 49,332,701 | 1,629,554 | 12,256,884 | 50,962,255 | 63,219,139 | (7,861,808) | 1996 | Dec-97 | 40 |
| Doverama at Rodney, Dover, DE | | 50,755 | 311,781 | | 50,755 | 311,781 | 362,536 | (125,715) | 1959 | Jan-69 | 40 |
| Rodney Village, Dover, DE | | 1,112,000 | 3,150,000 | 1,145,716 | 1,112,000 | 4,295,716 | 5,407,716 | (419,367) | 2003 | Jan-69 | 40 |
| Brooksville Square, Brooksville, FL | | 2,720,155 | 10,880,418 | 396,594 | 2,720,155 | 11,277,013 | 13,997,167 | (1,780,214) | 1987 | Mar-94 | 40 |
| Clearwater, Clearwater, FL | | 10,304,362 | 30,919,809 | | 10,304,362 | 30,919,809 | 41,224,171 | (770,382) | 2003 | Jan-04 | 40 |
| Coconut Creek, Coconut Creek, FL | | 16,222,504 | 9,021,223 | 559,762 | 16,222,504 | 9,580,985 | 25,803,489 | (765,699) | 2002 | Mar-02 | 40 |
| Northgate S.C., DeLand, FL | (6,303,254) | 2,957,640 | 11,830,664 | 132,061 | 2,957,640 | 11,962,725 | 14,920,365 | (1,858,597) | 1993 | Jun-93 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| **Morse Shores** | | | | | | | | | | | |
| Ft. Meyers, FL | | 3,115,638 | 4,238,325 | 286,673 | 3,115,638 | 4,524,997 | 7,640,635 | (363,921) | 2001 | Mar-02 | 40 |
| **Sun Plaza Ft.** | | | | | | | | | | | |
| Walton Beach, FL | (9,985,222) | 3,356,305 | 10,068,916 | 116,741 | 3,356,305 | 10,185,657 | 13,541,962 | (515,049) | 2004 | Dec-02 | 40 |
| **Holly Hill Shopping Center** | | | | | | | | | | | |
| Holly Hill, FL | | 1,597,073 | 4,791,219 | 23,040 | 1,597,073 | 4,814,259 | 6,411,331 | (247,741) | 1998 | Dec-02 | 40 |
| **Regency Park** | | | | | | | | | | | |
| Jacksonville, FL | | 3,888,425 | 15,553,501 | 2,038,494 | 3,888,425 | 17,591,995 | 21,480,420 | (3,091,348) | 2004 | Jun-97 | 40 |
| **Normandy Square** | | | | | | | | | | | |
| Jacksonville, FL | (2,936,367) | 1,408,006 | 4,224,017 | 13,288 | 1,408,006 | 4,237,305 | 5,645,310 | (215,656) | 1996 | Dec-02 | 40 |
| **Shoppes at Southside** | | | | | | | | | | | |
| Jacksonville, FL | | 5,040,765 | 19,591,340 | | 5,040,765 | 19,591,340 | 24,632,106 | | 2004 | Dec-04 | 40 |
| **Plaza 66** | | | | | | | | | | | |
| Kenneth City, FL | | 1,618,156 | 4,854,469 | 20,965 | 1,618,156 | 4,875,434 | 6,493,590 | (251,208) | 1995 | Dec-02 | 40 |
| **Leesburg Square** | | | | | | | | | | | |
| Leesburg, FL | | 1,051,639 | 4,206,554 | 163,549 | 1,051,639 | 4,370,103 | 5,421,741 | (712,195) | 1986 | Dec-92 | 40 |
| **Mall At 163rd Street** | | | | | | | | | | | |
| Miami, FL | | 5,275,704 | 4,863,782 | 150,615 | 5,275,704 | 5,014,397 | 10,290,101 | (451,750) | 2004 | Dec-98 | 40 |
| **Miami Gardens** | | | | | | | | | | | |
| Miami, FL | | 5,418,459 | 22,098,501 | 108,835 | 5,418,459 | 22,207,336 | 27,625,795 | (3,444,718) | 1996 | Oct-97 | 40 |
| **Freedom Square** | | | | | | | | | | | |
| Naples, FL | | 3,340,254 | 13,361,049 | 104,778 | 3,340,254 | 13,465,827 | 16,806,080 | (2,114,523) | 1995 | Oct-97 | 40 |
| **Southgate** | | | | | | | | | | | |
| New Port Richey, FL | | 4,253,341 | 3,981,290 | 613,104 | 4,253,341 | 4,594,394 | 8,847,735 | (834,450) | 2004 | Aug-97 | 40 |
| **Presidential Plaza** | | | | | | | | | | | |
| North Lauderdale, FL | | 1,750,441 | 3,269,390 | 293,389 | 1,750,441 | 3,562,779 | 5,313,220 | (709,227) | 1995 | Apr-97 | 40 |
| **Colonial Marketplace** | | | | | | | | | | | |
| Orlando, FL | | 3,426,817 | 3,504,446 | 1,230,479 | 3,426,817 | 4,734,925 | 8,161,742 | (643,143) | 2004 | Apr-98 | 40 |
| **Pointe*Orlando** | | | | | | | | | | | |
| Orlando, FL | | 23,563,524 | 45,638,082 | 26,983,835 | 23,563,524 | 72,621,917 | 96,185,441 | (10,845,159) | 1997 | Nov-99 | 40 |
| **Silver Hills** | | | | | | | | | | | |
| Orlando, FL | * | 1,487,419 | 2,176,903 | 318,533 | 1,487,419 | 2,495,436 | 3,982,854 | (195,345) | 1985 | Mar-02 | 40 |
| **23rd Street Station** | | | | | | | | | | | |
| Panama City, FL | | 1,849,668 | 7,398,843 | 204,786 | 1,849,668 | 7,603,629 | 9,453,297 | (1,214,537) | 1995 | Jul-98 | 40 |
| **Panama City Square** | | | | | | | | | | | |
| Panama City, FL | (12,366,847) | 5,339,599 | 13,073,377 | 279,793 | 5,339,599 | 13,353,170 | 18,692,768 | (506,286) | 1992 | Jun-03 | 40 |
| **Pensacola Square** | | | | | | | | | | | |
| Pensacola, FL | | 3,536,164 | 10,608,491 | 470,096 | 3,536,164 | 11,078,587 | 14,614,751 | (510,059) | 1995 | Dec-02 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Riverwood | | | | | | | | | | | |
| Port Orange, FL | | 2,236,444 | 1,500,580 | 125,125 | 2,236,444 | 1,625,705 | 3,862,149 | (317,431) | 1996 | Sep-97 | 40 |
| Seminole Plaza | | | | | | | | | | | |
| Seminole, FL | | 2,033,780 | 2,215,356 | 699,662 | 2,033,780 | 2,915,019 | 4,948,799 | (598,440) | 1995 | Jun-98 | 40 |
| Rutland Plaza | | | | | | | | | | | |
| St. Petersburg, FL | | 1,443,294 | 5,773,175 | 1,076,259 | 1,443,294 | 6,849,434 | 8,292,728 | (1,354,409) | 2002 | Nov-96 | 40 |
| Skyway Plaza | | | | | | | | | | | |
| St. Petersburg, FL | (3,903,135) | 1,859,960 | 5,579,881 | 364,903 | 1,859,960 | 5,944,784 | 7,804,745 | (293,438) | 2002 | Dec-02 | 40 |
| Downtown Publix | | | | | | | | | | | |
| Stuart, FL | | 5,431,541 | 5,906,376 | 581,730 | 5,431,541 | 6,488,106 | 11,919,646 | (466,343) | 2000 | Mar-02 | 40 |
| Tarpon Mall | | | | | | | | | | | |
| Tarpon Springs, FL | | 2,628,079 | 7,884,238 | 7,237 | 2,628,079 | 7,891,474 | 10,519,554 | (403,922) | 2003 | Dec-02 | 40 |
| Southgate Plaza | | | | | | | | | | | |
| Albany, GA | | 231,517 | 970,811 | 520,930 | 231,517 | 1,491,741 | 1,723,257 | (529,423) | 1969 | Jul-90 | 40 |
| Albany Plaza | | | | | | | | | | | |
| Albany, GA | | 696,447 | 2,799,786 | 365,064 | 696,447 | 3,164,851 | 3,861,297 | (863,405) | 1995 | May-94 | 40 |
| Perlis Plaza | | | | | | | | | | | |
| Americus, GA | | 774,966 | 5,301,644 | 1,212,781 | 774,966 | 6,514,425 | 7,289,392 | (2,348,404) | 1972 | Jul-90 | 40 |
| Northeast Plaza | | | | | | | | | | | |
| Atlanta, GA | | 5,577,118 | 16,731,354 | 103,885 | 5,577,118 | 16,835,239 | 22,412,357 | (868,088) | 2004 | Dec-02 | 40 |
| North Leg Plaza | | | | | | | | | | | |
| Augusta, GA | | 1,103,517 | 3,310,551 | 158,054 | 1,103,517 | 3,468,605 | 4,572,122 | (171,882) | 1997 | Dec-02 | 40 |
| Sweetwater Village | | | | | | | | | | | |
| Austell, GA | | 707,938 | 2,831,750 | 97,093 | 707,938 | 2,928,843 | 3,636,781 | (738,953) | 1985 | Oct-94 | 40 |
| Cedar Plaza | | | | | | | | | | | |
| Cedartown, GA | | 905,977 | 3,713,207 | 166,876 | 905,977 | 3,880,082 | 4,786,059 | (971,880) | 1994 | Oct-94 | 40 |
| Covered Bridge | | | | | | | | | | | |
| Clayton, GA | (2,732,439) | 937,028 | 2,811,085 | 139,235 | 937,028 | 2,950,319 | 3,887,348 | (146,908) | 2001 | Dec-02 | 40 |
| Cordele Square | | | | | | | | | | | |
| Cordele, GA | | 864,335 | 3,475,909 | 1,229,702 | 864,335 | 4,705,611 | 5,569,946 | (1,577,141) | 2002 | Jul-90 | 40 |
| Southgate Plaza | | | | | | | | | | | |
| Cordele, GA | | 202,682 | 958,998 | 258,920 | 202,682 | 1,217,918 | 1,420,600 | (418,382) | 1969 | Jul-90 | 40 |
| Habersham Village | | | | | | | | | | | |
| Cornelia, GA | | 1,301,643 | 4,340,422 | 1,055,665 | 1,301,643 | 5,396,087 | 6,697,731 | (1,909,494) | 1985 | May-92 | 40 |
| Habersham Crossing | | | | | | | | | | | |
| Cornelia, GA | (3,641,373) | 1,644,936 | 6,580,461 | 163,759 | 1,644,936 | 6,744,219 | 8,389,155 | (1,072,137) | 1990 | Mar-96 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Covington Gallery Covington, GA | | 2,494,987 | 9,979,830 | 162,575 | 2,494,987 | 10,142,405 | 12,637,392 | (1,584,139) | 1991 | Dec-93 | 40 |
| Northside Plaza Dalton, GA | (2,158,546) | 966,750 | 4,003,468 | 458,185 | 966,750 | 4,461,653 | 5,428,403 | (650,581) | 2001 | Oct-95 | 40 |
| Midway Village Douglasville, GA | | 1,553,580 | 2,887,506 | 104,561 | 1,553,580 | 2,992,067 | 4,545,647 | (569,959) | 1989 | May-97 | 40 |
| Westgate Dublin, GA | | 1,406,062 | 3,617,277 | 569,809 | 1,406,062 | 4,187,086 | 5,593,148 | (1,555,440) | 2004 | Jul-90 | 40 |
| New Chastain Corners Marietta, GA | | 2,457,446 | 5,741,641 | 682,289 | 2,457,446 | 6,423,930 | 8,881,377 | (1,154,823) | 2004 | Jul-97 | 40 |
| Marshalls At Eastlake Marietta, GA | | 1,710,517 | 2,074,698 | 103,834 | 1,710,517 | 2,178,531 | 3,889,048 | (349,355) | 1982 | Oct-98 | 40 |
| Pavillions at Eastlake Marietta, GA | | 2,812,000 | 11,249,970 | 652,625 | 2,812,000 | 11,902,595 | 14,714,595 | (1,771,493) | 1986 | Mar-99 | 40 |
| Village At Southlake Morrow, GA | | 1,733,198 | 3,017,677 | 170,520 | 1,733,198 | 3,188,197 | 4,921,395 | (587,077) | 1983 | Apr-98 | 40 |
| Merchants Crossing Newnan, GA | (5,513,432) | 2,077,145 | 6,231,434 | 1,498 | 2,077,145 | 6,232,933 | 8,310,077 | (317,665) | 2004 | Dec-02 | 40 |
| Perry Marketplace Perry, GA | (3,443,228) | 2,776,518 | 11,105,959 | 1,216,206 | 2,776,518 | 12,322,165 | 15,098,683 | (1,816,832) | 2004 | Dec-92 | 40 |
| Creekwood Shopping Center Rex, GA | | 1,160,203 | 3,482,609 | 37,579 | 1,160,203 | 3,520,188 | 4,680,390 | (664,778) | 1990 | May-97 | 40 |
| Shops of Riverdale Riverdale, GA | | 327,573 | 1,310,374 | 25,838 | 327,573 | 1,336,211 | 1,663,784 | (213,117) | 1995 | Feb-96 | 40 |
| Victory Square Savannah, GA | | 1,206,181 | 4,824,725 | 412,976 | 1,206,181 | 5,237,701 | 6,443,882 | (1,715,024) | 1998 | Jul-92 | 40 |
| Eisenhower Square Savannah, GA | | 1,029,500 | 4,117,700 | 590,659 | 1,029,500 | 4,708,359 | 5,737,859 | (924,048) | 1997 | Jul-97 | 40 |
| Wisteria Village Snellville, GA | | 2,542,919 | 10,200,657 | 158,570 | 2,542,919 | 10,359,227 | 12,902,145 | (1,638,416) | 2004 | Oct-95 | 40 |
| University Commons Statesboro, GA | | 1,312,739 | 5,250,755 | 15,450 | 1,312,739 | 5,266,205 | 6,578,944 | (814,648) | 1994 | Jul-96 | 40 |
| Westgate Tifton, GA | | 156,269 | 304,704 | 15,224 | 156,269 | 319,928 | 476,198 | (117,179) | 1980 | Jul-90 | 40 |

## NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| **Tift-Town** | | | | | | | | | | | |
| Tifton, GA | | 271,444 | 1,325,238 | 573,870 | 271,444 | 1,899,108 | 2,170,552 | (662,739) | 1965 | Jul-90 | 40 |
| Stockbridge Village | | | | | | | | | | | |
| Stockbridge, GA | | 4,331,759 | 17,800,000 | 1,353,883 | 4,331,759 | 19,153,883 | 23,485,642 | (375,169) | 1991 | Apr-04 | 40 |
| Kmart | | | | | | | | | | | |
| Atlantic, IA | | 293,138 | 1,134,513 | | 293,138 | 1,134,513 | 1,427,652 | (178,618) | 1980 | Jan-94 | 40 |
| Haymarket Square | | | | | | | | | | | |
| Des Moines, IA | | 2,056,172 | 8,224,688 | 2,316,860 | 2,056,172 | 10,541,549 | 12,597,721 | (2,466,506) | 2002 | May-95 | 40 |
| Haymarket Mall | | | | | | | | | | | |
| Des Moines, IA | | 1,230,252 | 5,031,799 | 2,249,749 | 1,230,252 | 7,281,548 | 8,511,800 | (1,764,791) | 2002 | May-95 | 40 |
| Annex of Arlington | | | | | | | | | | | |
| Arlington Heights, IL | (21,117,842) | 8,771,289 | 21,326,349 | 60,000 | 8,771,289 | 21,386,349 | 30,157,638 | (209,121) | 1999 | Aug-04 | 40 |
| Festival Center | | | | | | | | | | | |
| Bradley, IL | (2,779,079) | 912,590 | 2,737,771 | 11,999 | 912,590 | 2,749,770 | 3,662,360 | (140,299) | 2000 | Dec-02 | 40 |
| Southfield Plaza | | | | | | | | | | | |
| Bridgeview, IL | | 3,188,496 | 3,897,167 | 8,331,136 | 3,188,496 | 12,228,302 | 15,416,798 | (4,321,442) | 2000 | Dec-96 | 40 |
| Pershing Plaza | | | | | | | | | | | |
| Decatur, IL | | 750,298 | 2,250,894 | | 750,298 | 2,250,894 | 3,001,192 | (114,889) | 1986 | Dec-02 | 40 |
| Elk Grove Town Center | | | | | | | | | | | |
| Elk Grove Village, IL | (14,500,000) | 8,063,593 | 11,704,159 | (17,578) | 8,063,593 | 11,686,581 | 19,750,174 | (321,678) | 1998 | Jan-04 | 40 |
| Freeport Plaza | | | | | | | | | | | |
| Freeport, IL | | 1,383,601 | 4,150,804 | 87,719 | 1,383,601 | 4,238,523 | 5,622,125 | (201,609) | 2000 | Dec-02 | 40 |
| Westridge Court | | | | | | | | | | | |
| Naperville, IL | | 9,843,696 | 39,373,783 | 3,479,797 | 9,843,696 | 42,853,580 | 52,697,276 | (8,429,461) | 2002 | Jul-97 | 40 |
| Olympia Corners | | | | | | | | | | | |
| Olympia Fields, IL | (5,363,755) | 2,010,324 | 6,030,973 | 205,432 | 2,010,324 | 6,236,405 | 8,246,729 | (324,957) | 1988 | Dec-02 | 40 |
| Tinley Park Plaza | | | | | | | | | | | |
| Tinley Park, IL | | 2,607,702 | 10,430,808 | 796,587 | 2,607,702 | 11,227,395 | 13,835,097 | (2,838,186) | 2004 | Sep-95 | 40 |
| Columbus Center | | | | | | | | | | | |
| Columbus, IN | | 599,158 | 1,952,355 | 2,803,676 | 599,158 | 4,756,031 | 5,355,189 | (2,459,162) | 2004 | Dec-88 | 40 |
| Elkhart Plaza West | | | | | | | | | | | |
| Elkhart, IN | | 1,864,321 | 5,592,962 | 12,578 | 1,864,321 | 5,605,540 | 7,469,861 | (266,494) | 1997 | Dec-02 | 40 |
| Elkhart Market Centre | | | | | | | | | | | |
| Goshen, IN | (13,173,857) | 5,528,742 | 16,586,227 | 74,198 | 5,528,742 | 16,660,425 | 22,189,167 | (790,480) | 1994 | Dec-02 | 40 |
| Marwood Plaza | | | | | | | | | | | |
| Indianapolis, IN | (4,711,303) | 2,217,827 | 6,653,481 | 199,408 | 2,217,827 | 6,852,889 | 9,070,716 | (350,559) | 1992 | Dec-02 | 40 |
| Westlane Shopping Center | | | | | | | | | | | |
| Indianapolis, IN | | 898,887 | 2,696,662 | 73,170 | 898,887 | 2,769,832 | 3,668,719 | (145,310) | 1982 | Dec-02 | 40 |
| Valley View Plaza | | | | | | | | | | | |
| Marion, IN | | 684,867 | 2,739,492 | 106,529 | 684,867 | 2,846,021 | 3,530,888 | (449,827) | 1997 | Mar-94 | 40 |
| Town Fair | | | | | | | | | | | |
| Princeton, IN | | 1,104,876 | 3,759,503 | 115,546 | 1,104,876 | 3,875,049 | 4,979,925 | (1,141,221) | 1991 | Feb-93 | 40 |

F-51

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Knox Plaza Vincennes, IN | | 411,877 | 1,235,631 | 3,394 | 411,877 | 1,239,025 | 1,650,902 | (63,616) | 1989 | Dec-02 | 40 |
| Wabash Crossing Wabash, IN | | 1,599,488 | 6,470,511 | 50,067 | 1,599,488 | 6,520,579 | 8,120,066 | (1,800,255) | 1988 | Dec-93 | 40 |
| Green River Plaza Campbellsville, KY | | 2,410,959 | 9,644,967 | 496,415 | 2,410,959 | 10,141,382 | 12,552,341 | (1,616,385) | 1989 | Mar-96 | 40 |
| Kmart Plaza Elizabethtown, KY | | 1,703,868 | 6,815,386 | 73,184 | 1,703,868 | 6,888,570 | 8,592,438 | (1,063,835) | 1992 | Feb-93 | 40 |
| Florence Plaza Florence, KY | | 2,524,185 | 7,572,556 | 318,973 | 2,524,185 | 7,891,529 | 10,415,714 | (402,514) | 1985 | Dec-02 | 40 |
| Florence Square Florence, KY | (16,544,300) | 8,208,760 | 24,459,784 | 227,670 | 8,208,760 | 24,687,454 | 32,896,214 | (603,051) | 2000 | Mar-04 | 40 |
| Highland Commons Glasgow, KY | (3,864,813) | 1,500,300 | 6,862,680 | 110,238 | 1,500,300 | 6,972,918 | 8,473,219 | (1,100,240) | 1992 | Mar-93 | 40 |
| J*Town Center Jeffersontown, KY | | 1,331,074 | 4,121,997 | 1,659,254 | 1,331,074 | 5,781,251 | 7,112,325 | (2,066,133) | 2004 | Oct-88 | 40 |
| Mist Lake Plaza Lexington, KY | 24,021 | 4,075,659 | 16,405,956 | 231,330 | 4,075,659 | 16,637,286 | 20,712,945 | (2,595,289) | 1993 | Jul-98 | 40 |
| London Marketplace London, KY | (3,498,885) | 2,520,416 | 10,081,562 | 87,906 | 2,520,416 | 10,169,468 | 12,689,884 | (1,581,483) | 1994 | Mar-94 | 40 |
| Piccadilly Square Louisville, KY | | 337,670 | 1,588,409 | 803,416 | 337,670 | 2,391,825 | 2,729,495 | (1,029,754) | 1973 | Apr-89 | 40 |
| Eastgate Shopping Center Louisville, KY | | 1,945,679 | 7,792,717 | 1,108,001 | 1,945,679 | 8,900,718 | 10,846,398 | (2,795,846) | 2002 | Nov-93 | 40 |
| Towne Square North Owensboro, KY | | 2,277,220 | 6,831,659 | 181,784 | 2,277,220 | 7,013,443 | 9,290,663 | (354,864) | 1988 | Dec-02 | 40 |
| Lexington Road Plaza Versailles, KY | (6,944,590) | 2,856,229 | 11,425,027 | 163,844 | 2,856,229 | 11,588,871 | 14,445,101 | (1,819,184) | 1994 | Apr-94 | 40 |
| Karam Shopping Center Lafayette, LA | | 730,937 | 2,192,812 | 67,405 | 730,937 | 2,260,217 | 2,991,154 | (115,993) | 1998 | Dec-02 | 40 |
| Desiard Plaza Monroe, LA | | 517,797 | 1,553,392 | 230,647 | 517,797 | 1,784,039 | 2,301,837 | (89,259) | 1995 | Dec-02 | 40 |
| Lagniappe Village New Iberia, LA | 15,356 | 3,122,914 | 12,491,850 | 884,042 | 3,122,914 | 13,375,892 | 16,498,806 | (2,294,993) | 1990 | Jul-98 | 40 |
| Iberia Plaza New Iberia, LA | | 1,295,361 | 3,730,569 | 216,032 | 1,295,361 | 3,946,601 | 5,241,962 | (279,534) | 1992 | Mar-02 | 40 |
| The Pines Pineville, LA | | 2,636,767 | 5,466,391 | 145,303 | 2,636,767 | 5,611,694 | 8,248,461 | (402,365) | 1991 | Mar-02 | 40 |
| Points West Brockton, MA | | 1,846,851 | 5,540,554 | 214,231 | 1,846,851 | 5,754,785 | 7,601,636 | (287,046) | 1984 | Dec-02 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C Initial Cost to Company | | COLUMN D Cost Capitalized Subsequent to Acquisition | COLUMN E Gross Amount at Which Carried at the Close of the Period | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I Life on Which Depreciated—Latest Income Statement |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Holyoke Shopping Center | | | | | | | | | | | |
| Holyoke, MA | | 2,979,803 | 8,939,408 | 148,040 | 2,979,803 | 9,087,448 | 12,067,251 | (461,775) | 2000 | Dec-02 | 40 |
| Liberty Plaza | | | | | | | | | | | |
| Randallstown, MD | | 2,075,809 | 5,848,620 | 885,158 | 2,075,809 | 6,733,778 | 8,809,587 | (2,158,197) | 1983 | May-95 | 40 |
| Rising Sun Towne Centre | | | | | | | | | | | |
| Rising Sun, MD | | 1,161,300 | 4,389,359 | 200,606 | 1,161,300 | 4,589,965 | 5,751,265 | (645,837) | 1998 | Jun-99 | 40 |
| Maple Village | | | | | | | | | | | |
| Ann Arbor, MI | | 1,622,732 | 7,501,205 | 2,561,911 | 1,622,732 | 10,063,117 | 11,685,849 | (3,193,206) | 2000 | Oct-94 | 40 |
| Grand Crossing | | | | | | | | | | | |
| Brighton, MI | | 1,709,627 | 5,128,881 | 40,721 | 1,709,627 | 5,169,602 | 6,879,229 | (261,369) | 2004 | Jan-03 | 40 |
| Farmington Crossroads | | | | | | | | | | | |
| Farmington, MI | | 1,092,200 | 4,368,800 | 287,326 | 1,092,200 | 4,656,126 | 5,748,326 | (1,049,243) | 1986 | Dec-95 | 40 |
| Silver Lake | | | | | | | | | | | |
| Fenton, MI | | 2,397,852 | 7,193,555 | | 2,397,852 | 7,193,555 | 9,591,407 | (359,678) | 1996 | Jan-03 | 40 |
| Silver Pointe Shopping Center | | | | | | | | | | | |
| Fenton, MI | (7,749,755) | 2,200,544 | 8,228,408 | | 2,200,544 | 8,228,408 | 10,428,952 | (17,409) | 1996 | Nov-04 | 40 |
| Fremont | | | | | | | | | | | |
| Fremont, MI | | 405,901 | 1,217,703 | 11,350 | 405,901 | 1,229,053 | 1,634,954 | (62,169) | 1995 | Jan-03 | 40 |
| Cascade East | | | | | | | | | | | |
| Grand Rapids, MI | | 1,826,689 | 5,480,068 | 52,771 | 1,826,689 | 5,532,839 | 7,359,528 | (276,523) | 1983 | Jan-03 | 40 |
| Kentwood | | | | | | | | | | | |
| Kentwood, MI | | 1,262,127 | 3,786,382 | 57,000 | 1,262,127 | 3,843,382 | 5,105,509 | (192,367) | 1987 | Jan-03 | 40 |
| Delta Center | | | | | | | | | | | |
| Lansing, MI | | 2,405,200 | 9,620,800 | 6,554,130 | 2,405,200 | 16,174,930 | 18,580,130 | (2,865,836) | 2003 | Dec-95 | 40 |
| Hampton Village Centre | | | | | | | | | | | |
| Rochester Hills, MI | (29,027,789) | 7,209,596 | 34,541,500 | 1,383,169 | 7,209,596 | 35,924,669 | 43,134,265 | (8,208,220) | 2004 | Dec-95 | 40 |
| Fashion Corners | | | | | | | | | | | |
| Saginaw, MI | | 2,244,800 | 8,799,200 | 4,534,318 | 2,244,800 | 13,333,518 | 15,578,318 | (2,659,976) | 2004 | Dec-95 | 40 |
| Green Acres | | | | | | | | | | | |
| Saginaw, MI | (11,124,607) | 3,744,450 | 11,233,350 | 190,278 | 3,744,450 | 11,423,628 | 15,168,078 | (587,191) | 1995 | Dec-02 | 40 |
| Hall Road Crossing | | | | | | | | | | | |
| Shelby Township, MI | | 2,595,500 | 10,382,000 | 2,006,624 | 2,595,500 | 12,388,624 | 14,984,124 | (2,868,073) | 1999 | Dec-95 | 40 |
| Southfield Shopping Center | | | | | | | | | | | |
| Southfield, MI | | 2,052,995 | 8,056,980 | 530,117 | 2,052,995 | 8,587,097 | 10,640,092 | (1,481,551) | 2002 | Feb-98 | 40 |
| Delco Plaza | | | | | | | | | | | |
| Sterling Heights, MI | | 1,277,504 | 5,109,367 | 221,117 | 1,277,504 | 5,330,484 | 6,607,988 | (1,085,987) | 1996 | Nov-96 | 40 |
| 18 Mile & Ryan | | | | | | | | | | | |
| Sterling Heights, MI | | 2,852,408 | 8,557,223 | | 2,852,408 | 8,557,223 | 11,409,630 | (427,861) | 1997 | Jan-03 | 40 |
| Harvest Place | | | | | | | | | | | |
| Stevensville, MI | | 1,156,967 | 3,470,900 | | 1,156,967 | 3,470,900 | 4,627,867 | (173,545) | 1994 | Jan-03 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Westland Crossing, Westland, MI | | 2,046,000 | 8,184,000 | 654,648 | 2,046,000 | 8,838,648 | 10,884,648 | (1,245,520) | 1999 | Nov-99 | 40 |
| Washtenaw Fountain Plaza, Ypsilanti, MI | | 1,530,281 | 6,121,123 | 472,797 | 1,530,281 | 6,593,920 | 8,124,201 | (2,195,550) | 2004 | Oct-92 | 40 |
| Roundtree Place, Ypsilanti, MI | 16,232 | 2,995,774 | 11,983,221 | 393,138 | 2,995,774 | 12,376,359 | 15,372,133 | (1,956,904) | 1992 | Jul-98 | 40 |
| University IV, Ypsilanti, MI / Spring Lake Park, MN | (2,046,743) | 987,865 | 2,963,594 | 11,973 | 987,865 | 2,975,567 | 3,963,432 | (152,779) | 1988 | Dec-02 | 40 |
| Jacksonian Plaza, Jackson, MS | | 1,771,170 | 1,053,771 | 763,807 | 1,771,170 | 1,817,578 | 3,588,748 | (167,602) | 1990 | Mar-02 | 40 |
| Stanly Country Plaza, Albemarle, NC | | 600,418 | 2,401,671 | 127,019 | 600,418 | 2,528,690 | 3,129,108 | (407,279) | 1988 | Mar-94 | 40 |
| Village Marketplace, Asheboro, NC | | 1,155,652 | 3,596,618 | 257,552 | 1,155,652 | 3,854,170 | 5,009,822 | (721,384) | 1991 | Apr-95 | 40 |
| Macon Plaza, Franklin, NC | | 832,590 | 2,497,770 | 36,530 | 832,590 | 2,534,300 | 3,366,890 | (128,546) | 2001 | Dec-02 | 40 |
| Foothills Market, Jonesville, NC | | 644,555 | 2,578,295 | 117,436 | 644,555 | 2,695,731 | 3,340,285 | (424,034) | 1996 | Jun-95 | 40 |
| Chapel Square, Kannapolis, NC | (1,650,072) | 918,460 | 3,673,918 | 7,748 | 918,460 | 3,681,666 | 4,600,126 | (573,660) | 1992 | Dec-94 | 40 |
| Kinston Pointe, Kinston, NC | | 2,235,052 | 8,940,354 | 373,843 | 2,235,052 | 9,314,197 | 11,549,249 | (1,613,865) | 2001 | Jul-95 | 40 |
| Roxboro Square, Roxboro, NC | | 1,448,313 | 5,793,289 | 51,546 | 1,448,313 | 5,844,835 | 7,293,149 | (954,152) | 2004 | Jun-95 | 40 |
| Siler Crossing, Siler City, NC | | 1,779,566 | 7,118,100 | 68,825 | 1,779,566 | 7,186,925 | 8,966,491 | (1,116,850) | 1988 | Jun-95 | 40 |
| Crossroads Center, Statesville, NC | | 5,261,636 | 21,177,392 | 189,112 | 5,261,636 | 21,366,503 | 26,628,139 | (3,359,063) | 1997 | Feb-96 | 40 |
| Thomasville Crossing, Thomasville, NC | | 1,604,339 | 6,417,145 | 14,934 | 1,604,339 | 6,432,078 | 8,036,417 | (998,179) | 1996 | Apr-97 | 40 |
| Anson Station, Wadesboro, NC | | 1,844,644 | 5,118,172 | 77,474 | 1,844,644 | 5,195,645 | 7,040,289 | (900,235) | 1988 | Aug-95 | 40 |
| Roanoke Landing, Williamston, NC | | 2,519,288 | 10,077,339 | 82,585 | 2,519,288 | 10,159,924 | 12,679,212 | (1,584,148) | 1991 | Jan-96 | 40 |
| Stratford Commons, Winston-Salem, NC | | 2,262,130 | 9,045,975 | 20,124 | 2,262,130 | 9,066,099 | 11,328,229 | (1,401,059) | 1995 | Dec-96 | 40 |
| Parkway Plaza, Winston-Salem, NC | (10,682,608) | 5,788,143 | 17,364,428 | 180,933 | 5,788,143 | 17,545,361 | 23,333,504 | (906,202) | 2004 | Dec-02 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Laurel Square | | | | | | | | | | | |
| Brick, NJ | | 3,222,701 | 9,283,302 | 1,770,792 | 3,222,701 | 11,054,094 | 14,276,795 | (3,478,465) | 2003 | Jul-92 | 40 |
| Hamilton Plaza-Kmart Plaza | | | | | | | | | | | |
| Hamilton, NJ | | 1,124,415 | 4,513,658 | 415,002 | 1,124,415 | 4,928,660 | 6,053,075 | (1,379,019) | 1972 | May-94 | 40 |
| Bennets Mills Plaza | | | | | | | | | | | |
| Jackson, NJ | | 1,794,122 | 6,399,888 | 995,648 | 1,794,122 | 7,395,536 | 9,189,658 | (1,733,041) | 2002 | Sep-94 | 40 |
| Middletown Plaza | | | | | | | | | | | |
| Middletown, NJ | | 1,204,829 | 7,871,317 | 10,120,976 | 1,204,829 | 17,992,293 | 19,197,123 | (3,784,854) | 2002 | Jan-75 | 40 |
| Tinton Falls Plaza | | | | | | | | | | | |
| Tinton Falls, NJ | | 1,884,325 | 6,308,392 | 178,839 | 1,884,325 | 6,487,231 | 8,371,556 | (1,198,941) | 2004 | Jan-98 | 40 |
| Dover Park Plaza | | | | | | | | | | | |
| Yardville, NJ | | 322,678 | 3,027,322 | 890,181 | 322,678 | 3,917,503 | 4,240,181 | (406,350) | 1966 | Jan-00 | 40 |
| Paseo del Norte | | | | | | | | | | | |
| Albuquerque, NM | | 2,639,471 | | 47,393 | 2,639,471 | 47,393 | 2,686,864 | (3,025) | 2004 | Mar-02 | 40 |
| Socorro | | | | | | | | | | | |
| Socorro, NM | * | 953,411 | 2,926,733 | | 953,411 | 2,926,733 | 3,880,143 | (207,310) | 1976 | Mar-02 | 40 |
| Galleria Commons | | | | | | | | | | | |
| Henderson, NV | | 6,854,959 | 27,590,493 | 41,915 | 6,854,959 | 27,632,408 | 34,487,368 | (4,289,291) | 2004 | Jun-98 | 40 |
| Renaissance Center East | | | | | | | | | | | |
| Las Vegas, NV | | 2,543,856 | 10,175,427 | 522,470 | 2,543,856 | 10,697,896 | 13,241,752 | (2,349,835) | 1981 | Oct-96 | 40 |
| Kietzke Center | | | | | | | | | | | |
| Reno, NV | | 3,069,735 | 12,279,924 | 346,446 | 3,069,735 | 12,626,370 | 15,696,105 | (1,962,826) | 1986 | Jun-97 | 40 |
| University Mall | | | | | | | | | | | |
| Canton, NY | | 115,261 | 1,010,636 | 1,269,640 | 115,261 | 2,280,276 | 2,395,537 | (1,447,616) | 1967 | Jan-76 | 40 |
| Cortlandville | | | | | | | | | | | |
| Cortland, NY | | 237,194 | 1,440,393 | 624,707 | 237,194 | 2,065,100 | 2,302,294 | (886,074) | 2003 | Aug-87 | 40 |
| Kmart Plaza | | | | | | | | | | | |
| De Witt, NY | | 943,079 | 3,772,312 | 482,009 | 943,079 | 4,254,320 | 5,197,399 | (1,201,385) | 1970 | Aug-93 | 40 |
| D & F Plaza | | | | | | | | | | | |
| Dunkirk, NY | | 730,900 | 2,158,094 | 2,273,358 | 730,900 | 4,431,452 | 5,162,351 | (2,326,845) | 1967 | Jan-86 | 40 |
| Elmira Plaza | | | | | | | | | | | |
| Elmira, NY | | 110,318 | 892,015 | 638,772 | 110,318 | 1,530,787 | 1,641,105 | (697,355) | 2001 | Feb-89 | 40 |
| Genesse Valley Shopping Center | | | | | | | | | | | |
| Geneseo, NY | 20,734 | 3,640,104 | 14,560,263 | 292,233 | 3,640,104 | 14,852,497 | 18,492,601 | (2,302,472) | 1993 | Jul-98 | 40 |
| Pyramid Mall | | | | | | | | | | | |
| Geneva, NY | | 2,176,731 | 8,706,926 | 972,168 | 2,176,731 | 9,679,094 | 11,855,825 | (2,919,511) | 1990 | Aug-93 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Mckinley Plaza, Hamburg, NY | | 1,247,680 | 4,990,716 | 1,351,721 | 1,247,680 | 6,342,437 | 7,590,117 | (1,795,413) | 1991 | Jun-92 | 40 |
| Hornell Plaza, Hornell, NY | | 170,347 | 20,874,229 | 191,501 | 170,347 | 21,065,730 | 21,236,077 | (3,262,750) | 2004 | Jul-98 | 40 |
| Cayuga Mall, Ithaca, NY | | 1,368,908 | 5,597,954 | 1,043,968 | 1,368,908 | 6,641,922 | 8,010,830 | (2,615,749) | 1969 | May-89 | 40 |
| Shops at Seneca Mall, Liverpool, NY | | 1,547,007 | 6,188,026 | 2,871,396 | 1,547,007 | 9,059,422 | 10,606,429 | (3,198,520) | 2004 | Aug-93 | 40 |
| Transit Road Plaza, Lockport, NY | | 424,680 | 1,698,721 | 578,399 | 424,680 | 2,277,120 | 2,701,799 | (791,248) | 2004 | Aug-93 | 40 |
| Sunshine Square, Medford, NY | (8,188,537) | 3,525,378 | 10,576,133 | | 3,525,378 | 10,576,133 | 14,101,511 | (538,767) | 2004 | Dec-02 | 40 |
| Wallkill Plaza, Middletown, NY | | 2,748,152 | 9,672,604 | 267,005 | 2,748,152 | 9,939,609 | 12,687,760 | (2,174,660) | 2004 | Dec-95 | 40 |
| Monroe ShopRite Plaza, Monroe, NY | | 1,028,189 | 8,649,212 | 325,919 | 1,028,189 | 8,975,132 | 10,003,320 | (1,620,324) | 1985 | Aug-97 | 40 |
| Rockland Plaza, Nanuet, NY | | 3,904,495 | 3,056,456 | 5,882,162 | 3,904,495 | 8,938,618 | 12,843,112 | (5,223,332) | 2004 | Jan-83 | 40 |
| South Plaza, Norwich, NY | | 508,445 | 1,053,373 | 1,902,705 | 508,445 | 2,956,078 | 3,464,524 | (1,599,708) | 2004 | Apr-83 | 40 |
| Westgate Plaza, Oneonta, NY | | 132,208 | 1,192,907 | 432,823 | 132,208 | 1,625,730 | 1,757,938 | (923,034) | 1967 | Jan-84 | 40 |
| Oswego Plaza, Oswego, NY | | 250,437 | 1,169,775 | 2,922,209 | 250,437 | 4,091,984 | 4,342,421 | (2,332,272) | 1966 | Jan-77 | 40 |
| Westgate Manor, Rome, NY | | 211,964 | 392,996 | 1,749,817 | 211,964 | 2,142,813 | 2,354,777 | (747,145) | 2004 | Jan-86 | 40 |
| Mohawk Acres, Rome, NY | | 335,734 | 1,755,445 | 2,404,580 | 335,734 | 4,160,025 | 4,495,759 | (2,121,252) | 2004 | Jan-84 | 40 |
| Price Chopper Plaza, Rome, NY | | 934,687 | 3,738,751 | 178,730 | 934,687 | 3,917,480 | 4,852,167 | (1,102,919) | 2004 | Aug-93 | 40 |
| Northland, Watertown, NY | | 16,892 | 258,397 | 2,478,663 | 16,892 | 2,737,061 | 2,753,953 | (588,079) | 2004 | Jan-73 | 40 |
| Village Center, Smithtown, NY | (4,676,098) | 3,261,344 | 13,302,330 | 79,041 | 3,261,344 | 13,381,371 | 16,642,715 | (119,416) | 2004 | Aug-04 | 40 |
| Ashland Square, Ashland, OH | | 1,990,823 | 6,430,270 | 408,984 | 1,990,823 | 6,839,254 | 8,830,077 | (1,150,280) | 1991 | Oct-93 | 40 |
| Harbor Plaza, Ashtabula, OH | | 388,997 | 1,456,108 | 568,838 | 388,997 | 2,024,946 | 2,413,943 | (691,580) | 2003 | Feb-91 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Springbrook Plaza Canton, OH | | 2,846,763 | 8,822,289 | 237,135 | 2,846,763 | 9,059,424 | 11,906,187 | (501,487) | 1989 | Dec-02 | 40 |
| Brentwood Plaza Cincinnati, OH | | 2,027,969 | 8,222,875 | 1,081,785 | 2,027,969 | 9,304,660 | 11,332,628 | (2,538,829) | 2004 | May-94 | 40 |
| Western Village Cincinnati, OH | | 1,321,484 | 5,300,935 | 157,180 | 1,321,484 | 5,458,115 | 6,779,599 | (1,467,353) | 2004 | May-94 | 40 |
| Delhi Cincinnati, OH | | 2,300,029 | 9,218,117 | 1,082,332 | 2,300,029 | 10,300,449 | 12,600,478 | (2,202,446) | 2002 | May-96 | 40 |
| Harpers Station Cincinnati, OH | (12,477,571) | 7,362,395 | 15,221,639 | 69,804 | 7,362,395 | 15,291,443 | 22,653,839 | (494,373) | 2000 | Sep-03 | 40 |
| Hillcrest Square Cincinnati, OH | | 654,870 | 1,964,609 | 160,735 | 654,870 | 2,125,344 | 2,780,213 | (112,174) | 1996 | Dec-02 | 40 |
| Greentree Shopping Center Columbus, OH | (4,945,886) | 3,379,200 | 6,860,800 | 329,892 | 3,379,200 | 7,190,692 | 10,569,892 | (1,237,576) | 1998 | Jul-98 | 40 |
| Crown Point Columbus, OH | (6,951,888) | 2,881,681 | 7,958,319 | 462,393 | 2,881,681 | 8,420,712 | 11,302,393 | (1,428,950) | 1998 | Jul-98 | 40 |
| Karl Plaza Columbus, OH | (3,612,632) | 1,235,044 | 3,705,132 | 134,151 | 1,235,044 | 3,839,283 | 5,074,327 | (200,102) | 1992 | Dec-02 | 40 |
| South Towne Centre Dayton, OH | | 4,737,368 | 9,636,943 | 2,052,905 | 4,737,368 | 11,689,848 | 16,427,216 | (4,393,717) | 1994 | Mar-92 | 40 |
| Heritage Square Dover, OH | | 1,749,182 | 7,011,926 | 354,257 | 1,749,182 | 7,366,183 | 9,115,365 | (2,105,673) | 2004 | Aug-93 | 40 |
| The Vineyards Eastlake, OH | (8,293,942) | 3,016,683 | 9,050,049 | 72,048 | 3,016,683 | 9,122,097 | 12,138,780 | (470,808) | 1989 | Dec-02 | 40 |
| Midway Crossing Elyria, OH | | 1,944,200 | 7,776,800 | 535,227 | 1,944,200 | 8,312,027 | 10,256,227 | (1,936,135) | 1986 | Dec-95 | 40 |
| Midway Market Square Elyria, OH | (17,773,471) | 5,149,479 | 20,597,920 | 15,000 | 5,149,479 | 20,612,920 | 25,762,399 | (1,073,183) | 2001 | Nov-02 | 40 |
| Napoleon Centre Napoleon, OH | | 1,100,222 | 3,300,665 | 111,091 | 1,100,222 | 3,411,756 | 4,511,977 | (164,481) | 1991 | Dec-02 | 40 |
| New Boston New Boston, OH | | 2,102,371 | 9,537,101 | 407,726 | 2,102,371 | 9,944,827 | 12,047,197 | (2,960,954) | 2000 | Feb-93 | 40 |
| Market Place Piqua, OH | | 597,923 | 3,738,164 | 556,446 | 597,923 | 4,294,610 | 4,892,533 | (1,534,371) | 2004 | Nov-91 | 40 |
| Brice Park Reynoldsburg, OH | (2,576,094) | 4,854,414 | 10,204,698 | 180,440 | 4,854,414 | 10,385,138 | 15,239,552 | (1,757,992) | 1989 | Mar-98 | 40 |
| Starlite Plaza Sylvania, OH | | 4,526,286 | 11,650,247 | 172,348 | 4,526,286 | 11,822,595 | 16,348,881 | (145,224) | 2000 | Jul-04 | 40 |
| Alexis Park Toledo, OH | (4,728,285) | 2,228,272 | 6,684,816 | 214,624 | 2,228,272 | 6,899,440 | 9,127,712 | (350,767) | 1988 | Dec-02 | 40 |
| Marketplace Tulsa, OK | (11,115,140) | 4,032,079 | 15,342,219 | | 4,032,079 | 15,342,219 | 19,374,297 | (140,888) | 1992 | Sep-04 | 40 |

F-57

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| Retail | | | | | | | | | | | |
| Bethel Park | | | | | | | | | | | |
| Bethel Park, PA | | 868,039 | 9,933,094 | 1,082,363 | 868,039 | 11,015,457 | 11,883,496 | (2,360,786) | 2004 | May-97 | 40 |
| Bristol Plaza | | | | | | | | | | | |
| Bristol, PA | (7,007,249) | 3,587,285 | 10,761,854 | 83,963 | 3,587,285 | 10,845,816 | 14,433,101 | (554,644) | 1989 | Dec-02 | 40 |
| Harveys | | | | | | | | | | | |
| Clearfield, PA | | 357,218 | 1,400,990 | | 357,218 | 1,400,990 | 1,758,208 | (210,761) | 1982 | Aug-93 | 40 |
| New Britain Village Square | | | | | | | | | | | |
| Chalfont, PA | | 4,240,303 | 14,257,218 | 34,000 | 4,240,303 | 14,291,218 | 18,531,520 | (397,171) | 1989 | Jan-04 | 40 |
| Laurel Mall | | | | | | | | | | | |
| Connellsville, PA | | 2,072,000 | 3,116,472 | 203,497 | 2,072,000 | 3,319,969 | 5,391,969 | (380,166) | 1970 | May-01 | 40 |
| Dickson City Crossings | | | | | | | | | | | |
| Dickson City, PA | (14,410,176) | 4,264,935 | 22,622,963 | | 4,264,935 | 22,622,963 | 26,887,897 | (725,970) | 1997 | Sep-03 | 40 |
| Dillsburg Shopping Center | | | | | | | | | | | |
| Dillsburg, PA | | 1,986,481 | 4,665,505 | 8,212,645 | 1,986,481 | 12,878,150 | 14,864,631 | (1,226,300) | 2002 | Oct-96 | 40 |
| Market Street Square | | | | | | | | | | | |
| Elizabethtown, PA | | 3,494,045 | 13,976,027 | 73,888 | 3,494,045 | 14,049,915 | 17,543,960 | (2,177,320) | 1993 | Oct-97 | 40 |
| Johnstown Galleria Outparcel | | | | | | | | | | | |
| Johnstown, PA | (2,332,333) | 1,584,716 | 6,338,789 | 347,812 | 1,584,716 | 6,686,601 | 8,271,316 | (1,147,178) | 1993 | Jul-97 | 40 |
| New Garden | | | | | | | | | | | |
| Kennett Square, PA | | 912,130 | 3,161,495 | 1,355,258 | 912,130 | 4,516,753 | 5,428,883 | (1,102,416) | 2001 | Jun-97 | 40 |
| Stone Mill Plaza | | | | | | | | | | | |
| Lancaster, PA | | 1,407,975 | 5,650,901 | 265,548 | 1,407,975 | 5,916,450 | 7,324,425 | (1,655,818) | 1993 | Jan-94 | 40 |
| Ivyridge | | | | | | | | | | | |
| Philadelphia, PA | | 1,504,080 | 6,026,320 | 1,010,104 | 1,504,080 | 7,036,424 | 8,540,504 | (1,642,406) | 2004 | Aug-95 | 40 |
| Roosevelt Mall | | | | | | | | | | | |
| Philadelphia, PA | | 2,537,378 | 91,798 | 11,276,339 | 2,537,378 | 11,368,137 | 13,905,515 | (7,171,244) | 1988 | Jan-64 | 40 |
| Hampton Square | | | | | | | | | | | |
| Southampton, PA | | 772,800 | 2,907,200 | 1,055,183 | 772,800 | 3,962,383 | 4,735,183 | (506,734) | 2002 | Dec-98 | 40 |
| Shops at Prospect | | | | | | | | | | | |
| West Hempfield, PA | | 741,941 | 2,967,765 | 166,066 | 741,941 | 3,133,831 | 3,875,772 | (762,829) | 1994 | Jul-95 | 40 |
| Hunt River Commons | | | | | | | | | | | |
| North Kingstown, RI | (7,747,081) | 3,138,736 | 9,416,208 | 151,048 | 3,138,736 | 9,567,256 | 12,705,992 | (487,299) | 1989 | Dec-02 | 40 |
| South Park | | | | | | | | | | | |
| Aiken, SC | | 443,364 | 1,330,092 | 267,267 | 443,364 | 1,597,359 | 2,040,723 | (89,866) | 1991 | Dec-02 | 40 |
| Circle Center | | | | | | | | | | | |
| Hilton Head, SC | | 1,533,330 | 6,133,106 | 67,320 | 1,533,330 | 6,200,426 | 7,733,756 | (962,708) | 2000 | Mar-94 | 40 |
| Palmetto Crossroads | | | | | | | | | | | |
| Hilton Head, SC | | 473,111 | 1,892,443 | 42,739 | 473,111 | 1,935,182 | 2,408,293 | (310,587) | 2000 | Oct-95 | 40 |

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Island Plaza | | | | | | | | | | | |
| James Island, SC | | 2,820,729 | 11,283,031 | 389,697 | 2,820,729 | 11,672,728 | 14,493,457 | (1,989,049) | 2004 | Oct-97 | 40 |
| Lexington Town Square | | | | | | | | | | | |
| Lexington, SC | (1,916,784) | 642,813 | 1,928,439 | 59,413 | 642,813 | 1,987,853 | 2,630,666 | (101,093) | 1995 | Dec-02 | 40 |
| Remount Village | | | | | | | | | | | |
| North Charleston, SC | | 1,470,352 | 5,879,355 | | 1,470,352 | 5,879,355 | 7,349,707 | (908,313) | 1996 | Nov-96 | 40 |
| Festival Centre | | | | | | | | | | | |
| North Charleston, SC | | 2,427,247 | 7,281,740 | 402,741 | 2,427,247 | 7,684,480 | 10,111,727 | (441,410) | 2004 | Dec-02 | 40 |
| Congress Crossing | | | | | | | | | | | |
| Athens, TN | | 1,028,255 | 6,747,013 | 128,551 | 1,028,255 | 6,875,563 | 7,903,819 | (2,237,079) | 1990 | Nov-88 | 40 |
| St. Elmo Central | | | | | | | | | | | |
| Chattanooga, TN | | 1,529,587 | 6,120,555 | 55,827 | 1,529,587 | 6,176,382 | 7,705,969 | (959,015) | 1995 | Aug-96 | 40 |
| Saddletree Village | | | | | | | | | | | |
| Columbia, TN | (1,548,284) | 685,676 | 2,900,245 | 16,608 | 685,676 | 2,916,853 | 3,602,529 | (453,803) | 1990 | Jun-98 | 40 |
| West Towne Square | | | | | | | | | | | |
| Elizabethton, TN | | 529,103 | 3,880,088 | 172,369 | 529,103 | 4,052,457 | 4,581,560 | (691,198) | 1998 | Jun-98 | 40 |
| Greeneville Commons | | | | | | | | | | | |
| Greeneville, TN | | 1,075,200 | 7,934,800 | 645,939 | 1,075,200 | 8,580,739 | 9,655,939 | (2,623,785) | 2002 | Mar-92 | 40 |
| Hazel Path | | | | | | | | | | | |
| Hendersonville, TN | | 919,231 | 3,677,158 | 12,532 | 919,231 | 3,689,690 | 4,608,921 | (575,295) | 1989 | Nov-95 | 40 |
| Kimball Crossing | | | | | | | | | | | |
| Kimball, TN | | 3,654,333 | 15,875,659 | 207,955 | 3,654,333 | 16,083,614 | 19,737,947 | (2,502,847) | 1987 | Nov-95 | 40 |
| Chapman-Ford Crossing | | | | | | | | | | | |
| Knoxville, TN | | 2,367,047 | 9,507,577 | 3,149 | 2,367,047 | 9,510,726 | 11,877,773 | (1,478,801) | 1990 | Dec-92 | 40 |
| Chapman Square | | | | | | | | | | | |
| Knoxville, TN | | 805,128 | 2,415,383 | | 805,128 | 2,415,383 | 3,220,510 | (123,285) | 2004 | Dec-02 | 40 |
| Farrar Place Shopping Center | | | | | | | | | | | |
| Manchester, TN | | 804,963 | 3,220,060 | 87,597 | 804,963 | 3,307,657 | 4,112,620 | (518,878) | 1989 | Dec-95 | 40 |
| Georgetown Square | | | | | | | | | | | |
| Murfreesboro, TN | | 1,166,924 | 4,674,698 | 1,452,144 | 1,166,924 | 6,126,841 | 7,293,766 | (1,463,775) | 2003 | Sep-93 | 40 |
| Apison Crossing | | | | | | | | | | | |
| Ooltewah, TN | | 1,679,125 | 6,716,542 | 27,366 | 1,679,125 | 6,743,908 | 8,423,033 | (1,047,953) | 1997 | Jul-97 | 40 |
| Madison Street Station | | | | | | | | | | | |
| Shelbyville, TN | | 752,499 | 3,012,444 | 265,130 | 752,499 | 3,277,575 | 4,030,073 | (528,573) | 1999 | Oct-95 | 40 |
| Commerce Central | | | | | | | | | | | |
| Tullahoma, TN | | 2,889,948 | 12,177,046 | 70,148 | 2,889,948 | 12,247,194 | 15,137,142 | (1,914,987) | 1995 | Aug-96 | 40 |
| Merchant's Central | | | | | | | | | | | |
| Winchester, TN | (6,147,164) | 2,889,562 | 11,564,219 | 57,217 | 2,889,562 | 11,621,436 | 14,510,998 | (1,842,626) | 1997 | Dec-97 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Palm Plaza | | | | | | | | | | | |
| Aransas, TX | * | 343,333 | 871,639 | 556,959 | 343,333 | 1,428,597 | 1,771,930 | (162,056) | 1979 | Mar-02 | 40 |
| Bardin Place Center | | | | | | | | | | | |
| Arlington, TX | | 6,733,620 | 27,101,486 | 1,956,953 | 6,733,620 | 29,058,439 | 35,792,059 | (4,374,471) | 1993 | Oct-97 | 40 |
| Baytown Shopping Center | | | | | | | | | | | |
| Baytown, TX | * | 2,163,096 | 6,720,138 | | 2,163,096 | 6,720,138 | 8,883,234 | (476,010) | 1987 | Mar-02 | 40 |
| Cedar Bellaire | | | | | | | | | | | |
| Bellaire, TX | * | 1,663,131 | 2,397,528 | 71,339 | 1,663,131 | 2,468,866 | 4,131,997 | (170,777) | 1994 | Mar-02 | 40 |
| El Camino I | | | | | | | | | | | |
| Bellaire, TX | * | 1,049,385 | 990,285 | 29,475 | 1,049,385 | 1,019,761 | 2,069,146 | (71,619) | 1972 | Mar-02 | 40 |
| El Camino II | | | | | | | | | | | |
| Bellaire, TX | | 48,159 | 199,695 | | 48,159 | 199,695 | 247,854 | (14,145) | 1972 | Mar-02 | 40 |
| Rice Bellaire | | | | | | | | | | | |
| Bellaire, TX | | 1,255,793 | 2,494,516 | 22,500 | 1,255,793 | 2,517,016 | 3,772,809 | (182,745) | 2000 | Mar-02 | 40 |
| Brenham Four Corners | | | | | | | | | | | |
| Brenham, TX | * | 964,224 | 6,170,922 | 71,429 | 964,224 | 6,242,351 | 7,206,575 | (437,995) | 1997 | Mar-02 | 40 |
| Bryan Square | | | | | | | | | | | |
| Bryan, TX | * | 797,369 | 641,393 | 20,688 | 797,369 | 662,082 | 1,459,450 | (46,673) | 2001 | Mar-02 | 40 |
| Townshire | | | | | | | | | | | |
| Bryan, TX | | 3,596,354 | 3,123,670 | 547,181 | 3,596,354 | 3,670,851 | 7,267,205 | (329,930) | 2002 | Mar-02 | 40 |
| Plantation Plaza | | | | | | | | | | | |
| Clute, TX | | 1,463,003 | 6,124,258 | 353,337 | 1,463,003 | 6,477,595 | 7,940,598 | (498,725) | 1997 | Mar-02 | 40 |
| Culpepper Plaza | | | | | | | | | | | |
| College Station, TX | * | 6,280,572 | 7,664,913 | 336,609 | 6,280,572 | 8,001,523 | 14,282,094 | (622,619) | 2004 | Mar-02 | 40 |
| Rock Prairie Crossing | | | | | | | | | | | |
| College Station, TX | | 2,991,802 | 5,731,371 | 1,474,199 | 2,991,802 | 7,205,571 | 10,197,373 | (450,578) | 2002 | Mar-02 | 40 |
| Carmel Village | | | | | | | | | | | |
| Corpus Christi, TX | * | 2,159,210 | 3,805,505 | 57,221 | 2,159,210 | 3,862,726 | 6,021,936 | (281,908) | 1993 | Mar-02 | 40 |
| Five Points | | | | | | | | | | | |
| Corpus Christi, TX | * | 5,429,519 | 14,979,830 | 342,100 | 5,429,519 | 15,321,930 | 20,751,450 | (1,121,716) | 1993 | Mar-02 | 40 |
| Claremont Village | | | | | | | | | | | |
| Dallas, TX | * | 616,854 | 2,763,528 | 3,586 | 616,854 | 2,767,114 | 3,383,968 | (197,380) | 1976 | Mar-02 | 40 |
| Jeff Davis | | | | | | | | | | | |
| Dallas, TX | * | 2,429,083 | 1,794,831 | 415,138 | 2,429,083 | 2,209,968 | 4,639,052 | (141,508) | 1975 | Mar-02 | 40 |
| Stevens Park Village | | | | | | | | | | | |
| Dallas, TX | * | 730,884 | 2,920,054 | 34,829 | 730,884 | 2,954,883 | 3,685,767 | (207,418) | 1974 | Mar-02 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Webb Royal — Dallas, TX | * | 2,938,496 | 3,569,544 | 394,466 | 2,938,496 | 3,964,010 | 6,902,506 | (290,244) | 1992 | Mar-02 | 40 |
| Westmoreland Heights — Dallas, TX | | 481,124 | 3,451,245 | 489,207 | 481,124 | 3,940,452 | 4,421,576 | (344,198) | 1952 | Mar-02 | 40 |
| Wynnewood Village — Dallas, TX | * | 5,582,452 | 21,580,198 | 1,142,433 | 5,582,452 | 22,722,631 | 28,305,083 | (1,628,710) | 1996 | Mar-02 | 40 |
| Parktown — Deer Park, TX | * | 1,242,627 | 5,060,049 | 393,324 | 1,242,627 | 5,453,373 | 6,696,000 | (482,440) | 1999 | Mar-02 | 40 |
| Kenworthy Crossing — El Paso, TX | | 870,748 | 4,034,680 | 229,215 | 870,748 | 4,263,895 | 5,134,643 | (357,135) | 2003 | Mar-02 | 40 |
| Yarbrough — El Paso, TX | | 189,126 | 1,268,368 | | 189,126 | 1,268,368 | 1,457,494 | (89,843) | 1995 | Mar-02 | 40 |
| Friendswood Square — Friendswood, TX | | 1,059,805 | 3,316,760 | 107,169 | 1,059,805 | 3,423,929 | 4,483,734 | (248,791) | 1979 | Mar-02 | 40 |
| BPR West — Frisco, TX | | 3,196,358 | | | 3,196,358 | | 3,196,358 | | N/A | Sep-98 | N/A |
| Market Place at Preston Ridge — Frisco, TX | | 3,481,833 | 5,457,663 | 459,771 | 3,481,833 | 5,917,434 | 9,399,267 | (252,990) | 2003 | Sep-04 | 40 |
| Forest Hills — Ft. Worth, TX | * | 283,275 | 1,669,157 | 82,287 | 283,275 | 1,751,443 | 2,034,719 | (141,612) | 1968 | Mar-02 | 40 |
| Westcliff — Ft. Worth, TX | | 1,034,333 | 5,737,121 | 223,105 | 1,034,333 | 5,960,226 | 6,994,559 | (425,853) | 1999 | Mar-02 | 40 |
| Village Plaza — Garland, TX | * | 2,887,423 | 3,145,325 | 793,351 | 2,887,423 | 3,938,676 | 6,826,098 | (234,831) | 2002 | Mar-02 | 40 |
| North Hills Village — Haltom City, TX | * | 682,122 | 1,125,729 | 89,474 | 682,122 | 1,215,203 | 1,897,324 | (98,189) | 1998 | Mar-02 | 40 |
| Highland Village Town Center — Highland Village, TX | * | 2,083,370 | 7,230,688 | 144,030 | 2,083,370 | 7,374,718 | 9,458,087 | (534,105) | 1996 | Mar-02 | 40 |
| Highland Village Outparcel — Highland Village, TX | | | 452,654 | | | 452,654 | 452,654 | (69,449) | 1996 | Mar-02 | 40 |
| Antoine Square — Houston, TX | | 943,829 | 1,018,109 | 68,324 | 943,829 | 1,086,433 | 2,030,262 | (81,803) | 1974 | Mar-02 | 40 |
| Bay Forest — Houston, TX | * | 2,168,058 | 4,668,118 | 488,026 | 2,168,058 | 5,156,144 | 7,324,202 | (331,237) | 2004 | Mar-02 | 40 |
| Beltway South — Houston, TX | | 3,903,348 | 4,567,577 | 180,944 | 3,903,348 | 4,748,521 | 8,651,870 | (375,298) | 1998 | Mar-02 | 40 |
| Braes Heights — Houston, TX | * | 5,020,312 | 6,129,135 | 2,132,168 | 5,020,312 | 8,261,302 | 13,281,614 | (528,631) | 2003 | Mar-02 | 40 |
| Braes Link — Houston, TX | | 1,479,647 | 3,788,135 | 18,336 | 1,479,647 | 3,806,470 | 5,286,118 | (271,764) | 1999 | Mar-02 | 40 |
| Braes Oaks — Houston, TX | * | 768,989 | 2,848,537 | 52,415 | 768,989 | 2,900,952 | 3,669,942 | (226,030) | 1992 | Mar-02 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Braesgate Houston, TX | | 1,295,575 | 4,534,337 | 5,457 | 1,295,575 | 4,539,794 | 5,835,369 | (324,182) | 1997 | Mar-02 | 40 |
| Broadway Houston, TX | * | 958,424 | 1,465,137 | 174,505 | 958,424 | 1,639,642 | 2,598,066 | (138,015) | 1996 | Mar-02 | 40 |
| Clear Lake Camino South Houston, TX | * | 4,028,858 | 3,709,150 | 4,747,182 | 4,028,858 | 8,456,332 | 12,485,189 | (367,919) | 2004 | Mar-02 | 40 |
| Fondren Houston, TX | | 1,157,180 | 3,901,285 | 25,554 | 1,157,180 | 3,926,838 | 5,084,018 | (282,722) | 1999 | Mar-02 | 40 |
| Hearthstone Corners Houston, TX | | 5,738,446 | 10,170,631 | 247,202 | 5,738,446 | 10,417,833 | 16,156,279 | (754,314) | 1998 | Mar-02 | 40 |
| Huntington Village Houston, TX | * | 2,168,536 | 5,041,718 | 198,975 | 2,168,536 | 5,240,693 | 7,409,229 | (380,638) | 1987 | Mar-02 | 40 |
| Inwood Forest Houston, TX | | 1,668,576 | 5,778,464 | (71,927) | 1,668,576 | 5,706,537 | 7,375,113 | (421,873) | 1997 | Mar-02 | 40 |
| Jester Village Houston, TX | | 1,684,456 | 3,234,986 | 52,466 | 1,684,456 | 3,287,452 | 4,971,907 | (249,963) | 1988 | Mar-02 | 40 |
| Jones Plaza Houston, TX | | 3,461,240 | 5,997,224 | 269,279 | 3,461,240 | 6,266,502 | 9,727,742 | (492,623) | 2000 | Mar-02 | 40 |
| Jones Square Houston, TX | | 4,409,652 | 5,154,852 | 32,981 | 4,409,652 | 5,187,833 | 9,597,485 | (371,317) | 1999 | Mar-02 | 40 |
| Lazybrook Houston, TX | * | 175,162 | 648,982 | 7,879 | 175,162 | 656,861 | 832,023 | (52,280) | 1988 | Mar-02 | 40 |
| Long Point Square Houston, TX | | 1,249,723 | 2,492,673 | 119,761 | 1,249,723 | 2,612,434 | 3,862,158 | (249,919) | 2002 | Mar-02 | 40 |
| Maplewood Mall Houston, TX | * | 1,801,474 | 2,794,194 | 1,556,328 | 1,801,474 | 4,350,522 | 6,151,996 | (310,274) | 2004 | Mar-02 | 40 |
| Merchants Park Houston, TX | | 5,733,582 | 13,355,896 | 142,969 | 5,733,582 | 13,498,865 | 19,232,447 | (965,596) | 2004 | Mar-02 | 40 |
| Mount Houston Square Houston, TX | | 1,958,124 | 5,392,414 | 683,833 | 1,958,124 | 6,076,248 | 8,034,372 | (601,486) | 1996 | Mar-02 | 40 |
| North 45 Plaza Houston, TX | * | 2,805,052 | 3,315,044 | 82,879 | 2,805,052 | 3,397,923 | 6,202,976 | (271,338) | 1975 | Mar-02 | 40 |
| Northgate Houston, TX | * | 925,374 | 2,182,826 | | 925,374 | 2,182,826 | 3,108,200 | (154,617) | 1972 | Mar-02 | 40 |
| Northshore West Houston, TX | | 3,708,312 | 7,124,842 | 102,854 | 3,708,312 | 7,227,696 | 10,936,008 | (522,933) | 1997 | Mar-02 | 40 |
| Northshore East Houston, TX | * | 2,412,760 | 8,483,879 | 428,230 | 2,412,760 | 8,912,109 | 11,324,869 | (628,861) | 2001 | Mar-02 | 40 |

F-62

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated— Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Northtown Plaza Houston, TX | * | 2,919,608 | 11,751,087 | 351,265 | 2,919,608 | 12,102,353 | 15,021,961 | (863,258) | 1990 | Mar-02 | 40 |
| Northwood Houston, TX | | 2,538,882 | 5,613,969 | 256,296 | 2,538,882 | 5,870,265 | 8,409,148 | (421,482) | 1972 | Mar-02 | 40 |
| Orange Grove Houston, TX | | 4,785,247 | 7,058,073 | 124,407 | 4,785,247 | 7,182,481 | 11,967,728 | (523,412) | 2004 | Mar-02 | 40 |
| Pinemont Houston, TX | | 1,378,049 | 3,748,007 | 33,661 | 1,378,049 | 3,781,668 | 5,159,717 | (273,472) | 1999 | Mar-02 | 40 |
| Sharpstown Plaza Houston, TX | | 840,472 | 1,446,280 | 36,251 | 840,472 | 1,482,531 | 2,323,003 | (107,009) | 2004 | Mar-02 | 40 |
| Stella Link Houston, TX | | 1,666,691 | 3,463,577 | 140,474 | 1,666,691 | 3,604,051 | 5,270,742 | (263,284) | 1998 | Mar-02 | 40 |
| Tanglewilde Houston, TX | * | 6,184,663 | 1,209,944 | 65,447 | 6,184,663 | 1,275,391 | 7,460,054 | (105,641) | 1998 | Mar-02 | 40 |
| Tidwell Place Houston, TX | * | 294,980 | 2,914,618 | 146,704 | 294,980 | 3,061,323 | 3,356,302 | (214,219) | 1991 | Mar-02 | 40 |
| Westheimer Commons Houston, TX | * | 6,727,343 | 13,323,246 | 1,568,748 | 6,727,343 | 14,891,994 | 21,619,337 | (1,087,558) | 1995 | Mar-02 | 40 |
| Irving West Irving, TX | | 933,850 | 3,735,400 | 195,520 | 933,850 | 3,930,920 | 4,864,770 | (598,835) | 2004 | Sep-93 | 40 |
| The Crossing at Fry Road Katy, TX | | 4,499,659 | 14,290,920 | 563,242 | 4,499,659 | 14,854,162 | 19,353,821 | (1,088,705) | 2004 | Mar-02 | 40 |
| Washington Square Kaufman, TX | * | 449,155 | 848,867 | 302,399 | 449,155 | 1,151,266 | 1,600,421 | (75,124) | 1978 | Mar-02 | 40 |
| League City League City, TX | * | 2,029,894 | 2,489,822 | 99,550 | 2,029,894 | 2,589,372 | 4,619,266 | (181,886) | 1992 | Mar-02 | 40 |
| Jefferson Park Mount Pleasant, TX | * | 2,677,336 | 4,558,193 | 259,733 | 2,677,336 | 4,817,926 | 7,495,262 | (340,778) | 2001 | Mar-02 | 40 |
| Crossroads Center Pasadena, TX | | 2,828,017 | 10,345,485 | 110,884 | 2,828,017 | 10,456,369 | 13,284,386 | (746,722) | 1997 | Mar-02 | 40 |
| Parkview East Pasadena, TX | * | 870,067 | 733,667 | 818,835 | 870,067 | 1,552,502 | 2,422,569 | (136,184) | 2002 | Mar-02 | 40 |
| Parkview West Pasadena, TX | * | 1,208,848 | 1,547,002 | 79,449 | 1,208,848 | 1,626,451 | 2,835,298 | (130,218) | 1991 | Mar-02 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Spencer Square, Pasadena, TX | | 5,322,348 | 15,295,234 | 565,849 | 5,322,348 | 15,861,083 | 21,183,431 | (1,184,389) | 1998 | Mar-02 | 40 |
| Pearland Plaza, Pearland, TX | | 3,676,495 | 7,330,937 | 45,364 | 3,676,495 | 7,376,300 | 11,052,795 | (534,692) | 1995 | Mar-02 | 40 |
| Northshore Plaza, Portland, TX | (4,132,573) | 1,852,371 | 5,557,114 | 141,068 | 1,852,371 | 5,698,181 | 7,550,552 | (298,564) | 2000 | Dec-02 | 40 |
| Klein Square, Spring, TX | * | 1,279,607 | 4,111,204 | 189,305 | 1,279,607 | 4,300,508 | 5,580,115 | (310,936) | 1999 | Mar-02 | 40 |
| Keegan's Meadow, Stafford, TX | | 3,804,531 | 7,470,219 | 464,477 | 3,804,531 | 7,934,695 | 11,739,227 | (592,780) | 1999 | Mar-02 | 40 |
| Texas City Bay, Texas City, TX | * | 3,849,721 | 8,358,959 | 22,004 | 3,849,721 | 8,380,962 | 12,230,684 | (595,535) | 1997 | Mar-02 | 40 |
| Tomball Parkway Plaza, Tomball, TX | | 2,505,430 | 5,891,626 | 159,119 | 2,505,430 | 6,050,745 | 8,556,175 | (506,640) | 2004 | Mar-02 | 40 |
| Village Center, Victoria, TX | | 332,148 | 1,804,708 | 128,381 | 332,148 | 1,933,088 | 2,265,236 | (146,166) | 1982 | Mar-02 | 40 |
| Valley Fair Mall, West Valley City, UT | | 6,985,675 | 27,942,699 | 3,044,112 | 6,985,675 | 30,986,812 | 37,972,486 | (5,455,116) | 1987 | Dec-96 | 40 |
| Pizza Hut, Harrisonburg, VA | | | | 427,500 | | 427,500 | 427,500 | (102,804) | 1969 | Jul-96 | 40 |
| Hanover Square, Mechanicsville, VA | | 1,778,701 | 7,114,805 | 310,551 | 1,778,701 | 7,425,356 | 9,204,057 | (2,251,851) | 1991 | Jan-93 | 40 |
| Victorian Square, Midlothian, VA | | 3,548,432 | 14,208,727 | 304,376 | 3,548,432 | 14,513,103 | 18,061,534 | (3,939,156) | 1991 | Mar-94 | 40 |
| Jefferson Green, Newport News, VA | | 1,459,646 | 4,378,937 | 57,217 | 1,459,646 | 4,436,154 | 5,895,799 | (230,957) | 1988 | Dec-02 | 40 |
| VA-KY Regional S.C., Norton, VA | | 2,795,765 | 8,931,450 | 225,929 | 2,795,765 | 9,157,379 | 11,953,143 | (1,643,915) | 1996 | Dec-92 | 40 |
| Cross Pointe Marketplace, Richmond, VA | | 823,226 | 2,469,677 | 71,598 | 823,226 | 2,541,275 | 3,364,501 | (131,323) | 1987 | Dec-02 | 40 |
| Tuckernuck Square, Richmond, VA | (5,816,432) | 2,071,432 | 6,214,296 | 143,201 | 2,071,432 | 6,357,497 | 8,428,929 | (326,603) | 1994 | Dec-02 | 40 |
| Cave Spring Corners, Roanoke, VA | | 1,064,298 | 4,257,792 | 413,899 | 1,064,298 | 4,671,691 | 5,735,989 | (940,840) | 2004 | Jun-97 | 40 |
| Hunting Hills, Roanoke, VA | | 1,897,007 | 6,010,376 | 113,168 | 1,897,007 | 6,123,545 | 8,020,551 | (1,041,637) | 1989 | Apr-98 | 40 |
| Lakeside Plaza, Salem, VA | | 1,370,555 | 5,355,787 | 75,091 | 1,370,555 | 5,430,878 | 6,801,434 | (760,462) | 1989 | Apr-99 | 40 |

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated—Latest Income Statement |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | |
| **Retail** | | | | | | | | | | | |
| Lake Drive Plaza Vinton, VA | | 1,362,155 | 4,616,848 | 648,138 | 1,362,155 | 5,264,986 | 6,627,141 | (1,128,428) | 2001 | Feb-98 | 40 |
| Hilltop Plaza Virginia Beach, VA | (6,008,188) | 2,463,876 | 7,391,627 | 64,915 | 2,463,876 | 7,456,542 | 9,920,417 | (383,725) | 1998 | Dec-02 | 40 |
| Ridgeview Centre Wise, VA | | 2,707,679 | 4,417,792 | 650,946 | 2,707,679 | 5,068,738 | 7,776,418 | (1,592,602) | 1990 | Jul-92 | 40 |
| Packard Plaza Cudahy, WI | | 1,145,647 | 3,436,940 | 235,783 | 1,145,647 | 3,672,724 | 4,818,371 | (196,841) | 1992 | Dec-02 | 40 |
| Northridge Plaza Milwaukee, WI | | 1,972,116 | 5,916,348 | 149,366 | 1,972,116 | 6,065,714 | 8,037,830 | (330,538) | 1996 | Dec-02 | 40 |
| Paradise Pavilion West Bend, WI | | 2,961,984 | 8,885,953 | 102,730 | 2,961,984 | 8,988,684 | 11,950,668 | (452,188) | 2000 | Dec-02 | 40 |
| Moundsville Plaza Moundsville, WV | | 228,283 | 1,989,798 | 6,260,089 | 228,283 | 8,249,887 | 8,478,170 | (2,336,916) | 2004 | Dec-88 | 40 |
| Grand Central Plaza Parkersburg, WV | | | 4,358,333 | 844,794 | | 5,203,127 | 5,203,127 | (2,079,282) | 1986 | Jun-88 | 40 |
| Kmart Plaza Vienna, WV | | 664,121 | 2,656,483 | 550,385 | 664,121 | 3,206,868 | 3,870,989 | (910,964) | 1975 | Feb-93 | 40 |
| Cheyenne Plaza Cheyenne, WY | (5,094,360) | 2,184,686 | 6,554,057 | 107,438 | 2,184,686 | 6,661,495 | 8,846,181 | (357,122) | 1995 | Dec-02 | 40 |
| **Other** | | | | | | | | | | | |
| San Diego Corporate Office San Diego, CA | | | | 174,718 | | 174,718 | 174,718 | (6,687) | | Dec-02 | 40 |
| Orlando Corporate Office Orlando, FL | | | | 291,048 | | 291,048 | 291,048 | (10,017) | 1997 | Nov-99 | 40 |
| Atlanta Corporate Office Atlanta, GA | | | | 152,422 | | 152,422 | 152,422 | (5,676) | | | 40 |
| Farmington Hills Corporate Office Farmington, MI | | | | 726,596 | | 726,596 | 726,596 | (42,162) | 2003 | | 40 |
| Unity Plaza East Fishkill, NY | | 6,042,258 | | | 6,042,258 | | 6,042,258 | | — | Apr-04 | LAND |
| North Central Avenue Hartsdale, NY | | 20,038 | | | 20,038 | | 20,038 | | — | Jul-72 | LAND |
| EKT Development Corp. New York, NY | | 1,897,664 | 435,000 | | 1,897,664 | 435,000 | 2,332,664 | (32,625) | | Jan-95 | 40 |
| Philadelphia Corporate Office Philadelphia, PA | | | | 825,669 | | 825,669 | 825,669 | (10,310) | | | 40 |

F-65

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | | COLUMN D | COLUMN E | | | COLUMN F | COLUMN G | COLUMN H | COLUMN I |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at the Close of the Period | | | | | | Life on Which Depreciated— |
| Description | Encumbrances | Land | Building & Improvements | Improvements | Land | Building & Improvements | Total | Accumulated Depreciation | Date Constructed | Date Acquired | Latest Income Statement |
| **Other** | | | | | | | | | | | |
| CA New Plan Management | | | | | | | | | | | |
| Houston, TX | | | | 76,180 | | 76,180 | 76,180 | (1,270) | | | 40 |
| CA New Plan Fixed Rate Partnership | | | | | | | | | | | |
| Houston, TX | (150,397,467) | | | | | | | | | | |
| Houston Corporate Office | | | | | | | | | | | |
| Houston, TX | | | | 491,894 | | 491,894 | 491,894 | (12,806) | | Mar-02 | 40 |
| The Centre' at Navarro | | | | | | | | | | | |
| Victoria, TX | | 161,606 | 41,792 | | 161,606 | 41,792 | 203,398 | (2,960) | — | Mar-02 | LAND |
| Valley Fair Apartments | | | | | | | | | | | |
| West Valley City, UT | | 262,555 | 435,794 | 17,619 | 262,555 | 453,413 | 715,968 | (47,077) | 1975 | Mar-97 | 40 |
| | (551,521,752) | 897,411,628 | 2,708,834,277 | 259,532,887 | 897,411,628 | 2,968,367,164 | 3,865,778,792 | (428,426,461) | | | |

\* Denotes properties securing the $150.4 million fixed rate REMIC carried on the corporate entity CA New Plan Fixed Rate Partnership.

# NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
### (in thousands)

|  | Year Ended December 31, 2004 | Year Ended December 31, 2003 | Year Ended December 31, 2002 |
|---|---|---|---|
| **[a] Reconciliation of total real estate carrying value is as follows:** | | | |
| Balance at beginning of year | $3,654,622 | $3,565,422 | $2,683,646 |
| Acquisitions and improvements | 407,862 | 219,930 | 1,240,837 |
| Impact of FIN 46 consolidation | 8,950 | — | — |
| Real estate held for sale | (13,002) | (40,978) | (85,309) |
| Impairment of real estate | (2,455) | (4,376) | (88,000) |
| Cost of property sold | (65,873) | (13,580) | (153,819) |
| Cost of property transferred to joint ventures | — | (70,415) | (31,933) |
| Write-off of fully depreciated assets | (1,914) | (1,381) | — |
| Balance at end of year | $3,988,190 | $3,654,622 | $3,565,422 |
| Total cost for federal tax purposes at end of each year | $3,371,473 | $3,250,091 | $3,120,045 |
| **[b] Reconciliation of accumulated depreciation as follows:** | | | |
| Balance at beginning of year | $ 360,580 | $ 295,946 | $ 269,755 |
| Depreciation expense | 82,220 | 75,646 | 69,039 |
| Additions—property transferred from joint venture | 159 | — | — |
| Additions—impact of FIN 46 consolidation | 420 | — | — |
| Deletions—property sold | (11,870) | (1,917) | (29,174) |
| Deletions—transfers to joint ventures | — | (2,278) | (5,735) |
| Write-off of fully depreciated assets | (1,025) | (1,381) | — |
| Real estate held for sale | (2,057) | (5,436) | (7,939) |
| Balance at end of year | $ 428,427 | $ 360,580 | $ 295,946 |

## NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
## MORTGAGE LOANS ON REAL ESTATE
### (in thousands)
### SCHEDULE IV
### December 31, 2004

| COLUMN A | COLUMN B | COLUMN C | COLUMN D | COLUMN E | COLUMN F | COLUMN G |
|---|---|---|---|---|---|---|
| Description | Final Interest Rate | Face Maturity Date | Periodic Payment Terms | Prior Liens | Face Amount of Mortgages | Carrying Amount of Mortgages |
| Promissory note, collateralized by a property in Barstow, CA . . . . . | 4.75% | 5/26/2004 | Interest payable monthly | — | $8,478 | $7,978 |
| Leasehold mortgage, collateralized by a tenant lease in D&F Plaza in Dunkirk, NY . . . . . | 12% | 5/1/2008 | Interest and principal payable monthly | — | 1,000 | 588 |
| Leasehold mortgage, collateralized by a tenant lease in Mohawk Acres in Rome, NY . . . . . . | 10% | 5/1/2010 | Interest and principal payable monthly | — | 450 | 315 |
| | | | | | $9,928 | $8,881 |

Note: Column H is not applicable

## NEW PLAN EXCEL REALTY TRUST, INC. AND SUBSIDIARIES
## MORTGAGE LOANS ON REAL ESTATE
### (in thousands)
### SCHEDULE IV
### (continued)

|  | Year Ended | |
| --- | --- | --- |
|  | December 31, 2004 | December 31, 2003 |
| Balance, beginning of period | $ 39,637 | $ 2,632 |
| Additions during period: | | |
| New loans | 8,478 | 38,565 |
| Reductions during period: | | |
| Collection of principal | (39,234) | (1,560) |
| Balance, end of period | $ 8,881 | $39,637 |

[This Page Intentionally Left Blank]

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW PLAN EXCEL REALTY TRUST, INC.
(Registrant)

By: /s/ GLENN J. RUFRANO
Glenn J. Rufrano
Chief Executive Officer

Dated: March 4, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ WILLIAM NEWMAN<br>William Newman | Chairman of the Board of Directors | March 4, 2005 |
| /s/ GLENN J. RUFRANO<br>Glenn J. Rufrano | Chief Executive Officer and Director | March 4, 2005 |
| /s/ JOHN B. ROCHE<br>John B. Roche | Chief Financial Officer and Executive Vice President | March 4, 2005 |
| /s/ STEVEN SPLAIN<br>Steven Splain | Vice President and Chief Accounting Officer | March 4, 2005 |
| /s/ RAYMOND H. BOTTORF<br>Raymond H. Bottorf | Director | March 4, 2005 |
| /s/ IRWIN ENGELMAN<br>Irwin Engelman | Director | March 4, 2005 |
| /s/ NORMAN GOLD<br>Norman Gold | Director | March 4, 2005 |
| /s/ MATTHEW GOLDSTEIN<br>Matthew Goldstein | Director | March 4, 2005 |
| /s/ NINA MATIS<br>Nina Matis | Director | March 4, 2005 |
| /s/ H. CARL MCCALL<br>H. Carl McCall | Director | March 4, 2005 |

| Signature | Title | Date |
| --- | --- | --- |
| /s/ MELVIN D. NEWMAN<br>Melvin D. Newman | Director | March 4, 2005 |
| /s/ GEORGE PUSKAR<br>George Puskar | Director | March 4, 2005 |
| /s/ GREGORY A. WHITE<br>Gregory A. White | Director | March 4, 2005 |

## EXHIBIT INDEX

*2.1 Purchase Agreement, dated as of January 13, 2002, by and among the Company, CenterAmerica Property Trust, L.P. and certain affiliates of CenterAmerica Property Trust, L.P., filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on January 14, 2002.

*2.2 Purchase Agreement, dated as of October 17, 2002, by and between the Company and EIG Realty, Inc., filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.3 First Amendment to Purchase Agreement, dated as of November 6, 2002, by and between the Company and EIG Realty, Inc., filed as Exhibit 2.2 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.4 Closing Day Amendment to Purchase Agreement, dated as of December 12, 2002, by and between the Company and EIG Realty, Inc., filed as Exhibit 2.3 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.5 Purchase Agreement, dated as of October 17, 2002, by and among the Company, RIG Hunt River Commons, LLC, RIG Paradise Pavilion, LLC and RIG Hilltop Plaza, LLC, filed as Exhibit 2.4 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.6 First Amendment to Purchase Agreement, dated as of November 6, 2002, by and among the Company, RIG Hunt River Commons, LLC, RIG Paradise Pavilion, LLC, RIG Hilltop Plaza, LLC and RIG Normandy Square, LLC, filed as Exhibit 2.5 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.7 Closing Day Amendment to Purchase Agreement, dated as of December 12, 2002, by and among the Company, RIG Hunt River Commons, LLC, RIG Paradise Pavilion, LLC, RIG Hilltop Plaza, LLC and RIG Normandy Square, LLC, filed as Exhibit 2.6 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.8 Purchase Agreement, dated as of October 17, 2002, by and between the Company and EIG Operating Partnership, L.P., filed as Exhibit 2.7 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.9 First Amendment to Purchase Agreement, dated as of November 6, 2002, by and between the Company and EIG Operating Partnership, L.P., filed as Exhibit 2.8 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.10 Closing Day Amendment to Purchase Agreement, dated as of December 12, 2002, by and between the Company and EIG Operating Partnership, L.P., filed as Exhibit 2.9 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.11 Contribution Agreement, dated as of October 17, 2002, by and between Excel Realty Partners, L.P. and EIG Operating Partnership, L.P., filed as Exhibit 2.10 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.12 First Amendment to Contribution Agreement, dated as of November 6, 2002, by and between Excel Realty Partners, L.P. and EIG Operating Partnership, L.P., filed as Exhibit 2.11 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.13 Second Amendment to Contribution Agreement, dated as of December 9, 2002, by and between Excel Realty Partners, L.P. and EIG Operating Partnership, L.P., filed as Exhibit 2.12 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*2.14 Closing Day Amendment to Contribution Agreement, dated as of December 12, 2002, by and between Excel Realty Partners, L.P. and EIG Operating Partnership, L.P., filed as Exhibit 2.13 to the Company's Current Report on Form 8-K filed on December 27, 2002.

*3.1    Articles of Amendment and Restatement of the Charter of the Company, filed as Exhibit 3.01 to Amendment No. 1 to the Company's Registration Statement on Form S-3, File No. 33-59195.

*3.2    Articles of Amendment of Articles of Amendment and Restatement of the Charter of the Company, filed as Exhibit 4.4 to the Company's Registration Statement on Form S-3, File No. 333-65211.

3.3    Restated Bylaws of the Company, effective as of February 23, 2004 (incorporating all amendments thereto through February 23, 2004).

*3.4    Amendment to Restated Bylaws of the Company, dated November 5, 2001, filed as Exhibit 3.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

*3.5    Amendment to Restated Bylaws of the Company, dated February 23, 2004, filed as Exhibit 3.5 to the Company's Registration Statement on Form S-3, File No. 333-122193.

*4.9    Articles Supplementary classifying 150,000 shares of preferred stock as 7.80% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock, filed as Exhibit 4.5 to the Company's Registration Statement on Form S-3, File No. 333-65211.

*4.10    Articles Supplementary classifying 805,000 shares of preferred stock as 7.625% Series E Cumulative Redeemable Preferred Stock, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 17, 2003.

*4.11    Senior Securities Indenture, dated as of March 29, 1995, between New Plan Realty Trust and The First National Bank of Boston, as Trustee, filed as Exhibit 4.2 to New Plan Realty Trust's Registration Statement on Form S-3, File No. 33-61383.

*4.12    First Supplemental Indenture, dated as of August 5, 1999, by and among New Plan Realty Trust, New Plan Excel Realty Trust, Inc. and State Street Bank and Trust Company, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

*4.13    Senior Securities Indenture, dated as of February 3, 1999, among the Company, New Plan Realty Trust, as guarantor, and State Street Bank and Trust Company, as Trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 3, 1999.

*4.14    Supplemental Indenture, dated as of December 17, 2004, by and between the Company and U.S. Bank Trust National Association (as successor to State Street Bank and Trust Company), as Trustee, to the Indenture dated as of February 3, 1999, by and among the Company, New Plan Realty Trust, as guarantor, and the Trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated December 22, 2004.

*4.15    Senior Securities Indenture, dated as of January 30, 2004, by and between the Company and U.S. Bank Trust National Association, as Trustee filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 5, 2004.

*4.16    Registration Rights Agreement, dated as of January 9, 2004, by and between the Company and Richard L. Friedman and Carpenter & Company, Inc, filed as Exhibit 4.3 to the Company's Registration Statement on Form S-3, File No. 333-122193.

*10.1    New Plan Realty Trust 1991 Stock Option Plan, as amended, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8, File No. 333-65221. †

*10.2    Amended and Restated 1993 Stock Option Plan of the Company, dated May 28, 1998, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8, File No. 333-65223. †

*10.3    Amendment to the Amended and Restated 1993 Stock Option Plan of the Company, dated September 28, 1998, filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. †

*10.4 Amendment to the Amended and Restated 1993 Stock Option Plan of the Company, dated February 8, 1999, filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. †

*10.5 Amendment to the Amended and Restated 1993 Stock Option Plan of the Company, dated April 21, 1999, filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999. †

*10.6 Amendment to the Amended and Restated 1993 Stock Option Plan of the Company, dated February 17, 2000, filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999. †

*10.7 Amended and Restated 1994 Directors' Stock Option Plan of the Company, dated May 10, 1996, filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. †

*10.8 Amendment to the Amended and Restated 1994 Directors' Stock Option Plan of the Company, dated September 28, 1998, filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. †

*10.9 Amendment to the Amended and Restated 1994 Directors' Stock Option Plan of the Company, dated February 17, 2000, filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999. †

*10.10 Amendment to the Amended and Restated 1994 Directors' Stock Option Plan of the Company, effective as of May 24, 2000, filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. †

*10.11 New Plan Realty Trust 1997 Stock Option Plan, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8, File No. 333-65221. †

*10.12 2003 Stock Incentive Plan of the Company, filed as Appendix A to the Company's Proxy Statement for the 2003 Annual Meeting of Stockholders. †

*10.13 Form of Stock Option Agreement pursuant to 2003 Stock Incentive Plan, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, dated February 18, 2005. †

*10.14 Form of Restricted Stock Award pursuant to 2003 Stock Incentive Plan, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, dated February 18, 2005. †

*10.15 First Amended and Restated Revolving Credit Agreement, dated as of June 29, 2004, by and among the Company, Bank of America, N.A., as administrative agent, and the other lenders party thereto, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

*10.16 First Amended and Restated Guaranty, dated as of June 29, 2004, by and among New Plan Realty Trust, Excel Realty Trust—ST, Inc., New Plan Factory Malls, Inc., CA New Plan Asset Partnership IV, L.P., Excel Realty Trust-NC, NP of Tennessee, L.P., Pointe Orlando Development Company, CA New Plan Texas Assets, L.P., HK New Plan Exchange Property Owner I, LLC, New Plan of Illinois, LLC, New Plan Property Holding Company and Bank of America, N.A., as administrative agent (First Amended and Restated Revolving Credit Agreement), filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

*10.17 First Amended and Restated Secured Term Loan Agreement, dated as of June 29, 2004, by and among the Company, Bank of America, N.A., as administrative agent, and the other lenders party thereto, filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

*10.18    First Amended and Restated Guaranty, dated as of June 29, 2004, by and among New Plan Realty Trust, Excel Realty Trust—ST, Inc., New Plan Factory Malls, Inc., CA New Plan Asset Partnership IV, L.P., Excel Realty Trust-NC, NP of Tennessee, L.P., Pointe Orlando Development Company, CA New Plan Texas Assets, L.P., HK New Plan Exchange Property Owner I, LLC, New Plan of Illinois, LLC, New Plan Property Holding Company and Bank of America, N.A., as administrative agent (First Amended and Restated Secured Term Loan Agreement), filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

*10.19    Second Amended and Restated Agreement of Limited Partnership of Excel Realty Partners, L.P., dated as of May 19, 2003, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

 10.20    First Amendment to Second Amended and Restated Agreement of Limited Partnership of Excel Realty Partners, L.P., dated as of December 7, 2004.

*10.21    Dividend Reinvestment and Share Purchase Plan, included in the prospectus of the Company filed pursuant to Rule 424(b)(3), File No. 333-65211, on April 20, 2000.

*10.22    New Plan Excel Realty Trust, Inc. Deferred Compensation Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. †

*10.23    Director Compensation Schedule, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, dated February 28, 2005. †

*10.24    Schedule of Compensation for Named Executive Officers, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, dated February 28, 2005. †

*10.25    Support Agreement, dated as of May 14, 1998, by William Newman to the Company, filed as Exhibit 10.7 to the Company's Registration Statement on Form S-4, File No. 333-61131, dated August 11, 1998. †

*10.26    Employment Agreement, dated as of September 17, 1998, by and between the Company and William Newman, filed as Exhibit 10.39 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. †

*10.27    Agreement, dated March 28, 2003, by and between the Company and William Newman, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. †

*10.28    Demand Promissory Note, dated July 1, 1997, made by Dean Bernstein in favor of the Company, filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

*10.29    Employment Agreement, dated as of September 25, 1998, by and between the Company and Dean Bernstein, filed as Exhibit 10.39 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000. †

*10.30    Extension Letter concerning Employment Agreement, dated March 27, 2000, provided by the Company to Dean Bernstein, filed as Exhibit 10.42 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001. †

*10.31    Agreement, dated May 14, 2004, by and between the Company and Dean Bernstein, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. †

*10.32    Demand Promissory Note, dated June 29, 1994, made by Steven F. Siegel in favor of the Company, filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

\*10.33  Demand Promissory Note, dated July 1, 1997, made by Steven F. Siegel in favor of the Company, filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

\*10.34  Employment Agreement, dated as of September 25, 1998, by and between the Company and Steven F. Siegel, filed as Exhibit 10.45 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. †

\*10.35  Extension Letter concerning Employment Agreement, dated March 27, 2000, provided by the Company to Steven F. Siegel, filed as Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001. †

\*10.36  Agreement, dated June 24, 2003, by and between the Company and Steven F. Siegel, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. †

\*10.37  Employment Agreement, dated as of February 23, 2000, by and between the Company and Glenn J. Rufrano, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, dated March 9, 2000. †

\*10.38  Stock Option Agreement, dated as of February 23, 2000, by and between the Company and Glenn J. Rufrano (relating to 460,976 options), filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, dated March 9, 2000. †

\*10.39  Stock Option Agreement, dated as of February 23, 2000, by and between the Company and Glenn J. Rufrano (relating to 39,024 options), filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, dated March 9, 2000. †

\*10.40  Stock Option Agreement, dated as of February 23, 2000, by and between the Company and Glenn J. Rufrano (relating to 200,000 options), filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, dated March 9, 2000. †

\*10.41  Employment Agreement, dated as of April 14, 2000, by and between the Company and John Roche, filed as Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000. †

\*10.42  Agreement, dated as of September 27, 2002, by and between the Company and John Roche, filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002. †

\*10.43  Employment Agreement, dated as of September 14, 2000, by and between the Company and Leonard Brumberg, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. †

\*10.44  Agreement, dated February 12, 2003, by and between the Company and Leonard Brumberg, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. †

\*10.45  Employment Agreement, dated as of March 1, 2002, by and among CA New Plan Management Inc., Scott MacDonald and the Company, filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002. †

\*10.46  Notice of Non-Renewal of Employment Agreement, dated November 2, 2004, from the Company to Scott MacDonald filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, dated January 7, 2005. †

\*10.47  Agreement, dated as of February 23, 2000, by and between the Company and Arnold Laubich, filed as Exhibit 10.9 to the Company's Current Report on Form 8-K, dated March 9, 2000. †

12.1  Ratio of Earnings to Fixed Charges.

12.2  Ratio of Earnings to Fixed Charges and Preferred Stock Dividends.

21      Subsidiaries of the Company.

23      Consent of PricewaterhouseCoopers LLP.

31.1    Certification of Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2    Certification of Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1    Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

\*       Incorporated herein by reference as above indicated.

†       Denotes a management contract or compensatory plan, contract or arrangement.

# SHAREHOLDER INFORMATION

**CORPORATE HEADQUARTERS:**
New Plan Excel Realty Trust, Inc. 420 Lexington Avenue. New York, NY 10170.
Phone: (212) 869-3000. Fax: (212) 869-3989. www.newplan.com.

**INDEPENDENT AUDITORS:** PricewaterhouseCoopers LLP, New York, NY

**LEGAL COUNSEL:** Hogan & Hartson L.L.P.

**MEMBERSHIPS:**

 National Association of Real Estate Investment Trusts, Inc.

 Member of International Council of Shopping Centers

**EXCHANGE LISTING:**

 New York Stock Exchange. Common stock: NXL. Series E preferred stock: NXLprE.

**TRANSFER AGENT AND REGISTRAR:** Questions about dividend payments, shareholder accounts, replacement or lost certificates, stock transfers and address or name changes should be directed to: EquiServe Trust Company, N.A. P.O. Box 43010. Providence, RI 02940. Phone: (800) 730-6001. www.equiserve.com.

**CORPORATE COMMUNICATIONS DEPARTMENT:** Shareholders seeking financial, operating or governance information may contact: Corporate Communications. Phone: (212) 869-3000. Fax: (212) 869-3989. E-mail: corporatecommunications@newplan.com. Up-to-date shareholder information, including quarterly earnings and other corporate news releases and property information, can be obtained at www.newplan.com.

**FORM 10-K:** Copies of the Company's Annual Report on Form 10-K for the year ended December 31, 2004 are available to shareholders without charge from our Corporate Communications Department upon written request.

**SECURITIES AND EXCHANGE COMMISSION AND NEW YORK STOCK EXCHANGE CERTIFICATIONS:** The certifications of the Chief Executive Officer and Chief Financial Officer of the Company required to be filed with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding certifying the quality of the Company's public disclosure have been filed as exhibits 31.1 and 31.2, respectively, in the Company's Annual Report on Form 10-K for the year ended December 31, 2004. The Company has submitted to the New York Stock Exchange the certification of the Chief Executive Officer certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

**ANNUAL MEETING:** The Annual Meeting of Shareholders will be held at 9:00 a.m. on Wednesday, May 11, 2005 at The Cornell Club of New York. The Ivy Room. 6 East 44th Street. New York, NY 10017.

**DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN:** New Plan Excel Realty Trust offers a Dividend Reinvestment and Share Purchase Plan. The Plan provides shareholders with the opportunity to automatically reinvest their quarterly cash dividends into additional shares of NXL common stock, as well as the opportunity to purchase additional shares of NXL common stock directly.

For more information or to join the Plan, please contact our Transfer Agent and Registrar. A copy of the Plan Prospectus is also available at www.newplan.com.



ROCKLAND PLAZA, NANUET, NY

TOWNSHIRE, BRYAN, TX

WESTMINSTER CITY CENTER, WESTMINSTER, CO

NP New Plan